

FREEPORT
FOREMOST IN COPPER

ELECTRIFYING
THE FUTURE

Notice of 2022 Annual
Meeting of Stockholders
and Proxy Statement

Table of Contents

We include website addresses throughout this proxy statement for reference only. The information contained on our website is not a part of this proxy statement and is not deemed incorporated by reference into this proxy statement or any other public filing made with the U.S. Securities and Exchange Commission (SEC). Printed versions of these materials are available, free of charge, to any stockholder who requests them from our corporate secretary.

Cautionary Statement Regarding Forward-Looking Statements

This proxy statement contains forward-looking statements, which are all statements other than statements of historical facts. The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "endeavors," "seeks," "goal," "predicts," "strategy," "objective," "projects," "targets," "intends," "aspires," "likely," "will," "should," "could," "to be," "potential," "assumptions," "guidance," "future" and any similar expressions are intended to identify those assertions as forward-looking statements. We caution readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, expected, projected or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to, those described in more detail under the heading "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2021 (2021 Form 10-K), filed with the SEC. Many of the assumptions upon which such forward-looking statements are based are likely to change after the date the forward-looking statements are made. Further, we may make changes to our business plans that could affect our results. We caution investors that we undertake no obligation to update any forward-looking statements, which speak only as of the date made, notwithstanding any changes in our assumptions, changes in business plans, actual experience or other changes. This proxy statement also contains certain financial measures that are not recognized under generally accepted accounting principles (GAAP) in the United States, including adjusted earnings before interest, taxes, depreciation and amortization (EBITDA), net debt and consolidated unit net cash costs. As required by SEC Regulation G, our calculation and reconciliation of unit net cash costs to amounts reported in our consolidated financial statements is in the supplemental schedules of our fourth-quarter and year ended 2021 press release, which is available on our website, fcx.com. Please refer to Annex A to this proxy statement for our calculation and reconciliation of adjusted EBITDA and net debt and other information regarding our calculations for consolidated unit net cash costs.

Letter to Stockholders

Dear Fellow Stockholders,

As your Lead Independent Director, I value the ongoing dialogue that Freeport-McMoRan (Freeport) has with our stockholders and the insight and feedback you provide to our board and management team on our company's practices and your priorities. I am pleased to share several successes that were of particular focus during 2021.

The year 2021 was one of strong execution and achievement of significant milestones for Freeport. Critical to our success was the continued prioritization of the health and safety of our workforce and effective management of the impacts of the COVID-19 pandemic on our operating environment. Freeport delivered strong financial and operational performance for the year, including considerable volume growth, effective cost and capital management, and the successful ramp-up of underground production at our Grasberg minerals district in Indonesia, an important milestone that positions us to execute on our vision of being foremost in copper.

We also strengthened our board during 2021 through the addition of six new independent directors: Bob Dudley and David Abney in April; Marcela Donadio and Sara Grootwassink Lewis in August; Ryan Lance in November; and Hugh Grant in December. Each of these directors brings a unique and complementary set of skills, perspectives and capabilities in a variety of areas and each contributes to our board's understanding of our complex global business and operating environment, which underpins the board's effective oversight of our business strategy and priorities. We are proud of our success in cultivating a board that reflects diversity across both professional and personal characteristics. We have an exceptional and highly engaged board focused on the company's continued success for the benefit of our stockholders and other stakeholders.



> We have an exceptional and highly engaged board focused on the company's continued success for the benefit of our stockholders and other stakeholders.





In 2021, Freeport continued to advance environmental, social and governance (ESG) initiatives aligned with our business strategy. We are excited about the role Freeport plays as a leading producer of the metals essential to support the global energy transition and the associated growth opportunities for our business. In September, we published our updated Climate Report, which details our strategy to reduce our greenhouse gas (GHG) emissions and enhance the climate resilience of our business operations. This report reflects our continued progress towards alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), including the completion of our first global climate scenario analysis. The company also established a new 30% GHG emissions intensity reduction target for our PT Freeport Indonesia (PT-FI) operations by 2030, and announced our aspiration to participate in, and positively contribute to, a 2050

net zero economy. In support of these strategic efforts, Freeport has incorporated climate performance into our annual executive compensation program and has enhanced the climate expertise on our board.

As a global leader in responsibly produced copper, we are proud of the progress we have made towards validating all of our copper-producing sites with the Copper Mark. To date, 9 sites have achieved the Copper Mark and we have an initiative underway to prepare to apply for the Copper Mark at PT-FI.

On behalf of the full board, thank you for your continued trust and investment in Freeport.

Sincerely,

DUSTAN E. MCCOY
Lead Independent Director
April 21, 2022

> "In 2021, Freeport continued to advance environmental, social and governance (ESG) initiatives aligned with our business strategy."

Notice of 2022 Annual Meeting of Stockholders

 **DATE**
Thursday,
June 9, 2022

 **TIME**
1:00 p.m.
Eastern Time

 **LOCATION**
Virtual at
www.meetnow.global/FCX2022

 **RECORD DATE**
April 12, 2022

Purpose

		Board Recommendation	Page Reference
1	**Elect eleven directors**	**FOR**	12
2	**Approve, on an advisory basis, the compensation of our named executive officers**	**FOR**	38
3	**Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2022**	**FOR**	63

Stockholders will also transact such other business as may properly come before the annual meeting. Only stockholders of record as of the close of business on April 12, 2022, are entitled to vote at the annual meeting and any adjournment or postponement of the meeting.

In an effort to provide access regardless of geographic location and cost savings for our stockholders and the company, this year's annual meeting will be conducted virtually via a live audio webcast, accessible at *www.meetnow.global/FCX2022*. For information regarding how to join and participate in our virtual annual meeting (including how to vote, view the list of stockholders of record and submit questions pertinent to the meeting), please see "Questions and Answers About the Proxy Materials, Annual Meeting and Voting" beginning on page 69.

By Order of the Board of Directors.

Monique A. Cenac

MONIQUE A. CENAC
Assistant General Counsel and Corporate Secretary
April 21, 2022

How to Vote

 **INTERNET**
Go to *envisionreports.com/FCX*

 **PHONE**
Call toll-free 1-800-652-VOTE (8683) within the U.S. or U.S. territories and Canada

 **MAIL**
Sign, date, detach and return a proxy card in the postage-paid envelope provided

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 9, 2022

This proxy statement and our 2021 annual report to stockholders are available at *edocumentview.com/FCX.*

About Freeport-McMoRan

Freeport is a leading international mining company with headquarters in Phoenix, Arizona with an objective of being foremost in copper. Freeport operates large, long-lived, geographically diverse assets with significant proven and probable mineral reserves of copper, gold and molybdenum.

Freeport's portfolio of assets includes the Grasberg minerals district in Indonesia, one of the world's largest copper and gold deposits, and significant mining operations in North America and South America, including the large-scale Morenci minerals district in Arizona and the Cerro Verde operation in Peru.

Freeport's global workforce of over 67,000 people is dedicated to responsible production practices. By supplying responsibly produced copper, Freeport is proud to be a positive contributor to the world well beyond its operational boundaries. Additional information about Freeport is available at *fcx.com*.

Geographically Diverse Portfolio


Copper (CU)
Gold (AU)
Molybdenum (MO)
Henderson, Colorado
Climax, Colorado
Chino, New Mexico
Tyrone, New Mexico
Morenci, Arizona
Bagdad, Arizona
Safford (Lone Star), Arizona
Sierrita, Arizona
Miami, Arizona
Grasberg, Indonesia
Cerro Verde, Peru
El Abra, Chile

GLOBAL INDUSTRY LEADER

One of the world's largest publicly traded copper producers; seasoned and value-driven global team; ~25 year reserve life with substantial additional resources.

TRUSTED OPERATOR

Strong reputation and franchise in four countries; synergistic operation of all assets.

WORLD-CLASS DEVELOPER

Industry-leading track record for major project execution in complex jurisdictions.

BLOCK CAVE LEADER

Industry-leading technical capabilities; decades of block caving experience.

RESPONSIBLE PRODUCER

Long-standing commitment to all of our stakeholders, including our employees, communities, host countries, customers and suppliers.

2021 Performance Highlights

Strong Execution / Favorable Markets



Copper Sales ~19% Higher *(bns)*
- 2020: 3.2
- 2021: 3.8

Unit Net Cash Costs* ~9% Lower *($ per lb)*
- 2020: $1.48
- 2021: $1.34

Adjusted EBITDA* ~160% Higher *($ bns)*
- 2020: $4.2
- 2021: $10.9

Operating Cash Flows ~156% Higher *($ bns)*
- 2020: $3.0
- 2021: $7.7

Net Debt* ~$4.7 bn Lower *($ bns)*
- 2020: $6.1
- 2021: $1.4

*   See Cautionary Statement

Financial

- Strong financial results and substantial cash flow generation
- Achieved net debt target; reduction of $19 billion of net debt since year-end 2015
- Commenced implementation of performance-based payout framework
- Credit ratings upgraded to Investment Grade by Moody's and Fitch

Operational

- Successful ramp-up of Grasberg underground mines was a major strategic accomplishment
- Effective COVID-19 management protected workforce and enabled continued operations
- Effective supply chain management in challenging environment with minimal impact
- Significant year-over-year sales volume growth in copper (+19%) and gold (+59%)
- Advanced organic growth initiatives

ESG

- Advanced climate strategy, including announcement of net zero 2050 aspiration and adoption of GHG emissions intensity reduction for our PT-FI operations
- Awarded the Copper Mark for responsible production practices at 9 sites to date (including 4 in 2021 and 2 in early 2022)
- Strengthened board with six new independent directors

Stockholder Returns

—

+61% Total Stockholder Return

Outperformed eight-member peer group average of 19% during 2021

—

Up to 50% Free Cash Flow to Be Returned

To stockholders under performance-based payout framework

—

$0.60 Per Share in Dividends

Includes $0.30 per share annual base dividend and $0.30 per share variable dividend for 2022

—

$3.0 Billion Share Repurchase Program

Board approved in November 2021

—

25 Million Shares

Repurchased as of March 31, 2022, in open market for a total cost of $1,028.9 million

—

$8.1 Billion Consolidated Cash

At year end 2021

—

Strategic Objectives of New Financial Policy

 **Maintain strong balance sheet**

 **Increase cash returns to stockholders**

 **Advance organic growth opportunities**

Proxy Voting Roadmap

This proxy voting roadmap highlights select information contained elsewhere in this proxy statement. This summary does not contain all the information that you should consider, and you should read the entire proxy statement carefully before submitting your proxy and voting instructions. For more information regarding our 2021 performance, please review our 2021 annual report to stockholders (2021 annual report), which is being made available to stockholders together with these proxy materials on or about April 21, 2022.

PROPOSAL NO. 1:
Election of Directors

(page 12)

The Board recommends a vote FOR each director nominees. ✓

Director Nominee Overview



Frances Fragos Townsend, 60
Executive Vice President for Corporate Affairs, Corporate Secretary and Chief Compliance Officer at Activision Blizzard, Inc.
Tenure: 8.3 years
Other Public Boards: Chubb Limited
Committee Memberships:
C R

David P. Abney, 66
Retired Chairman and Chief Executive Officer of United Parcel Service, Inc.
Tenure: 1 year
Other Public Boards: Northrop Grumman Corporation, Target Corporation
Committee Memberships:
A C

John J. Stephens, 62
Retired Senior Executive Vice President and Chief Financial Officer of AT&T Inc.
Tenure: 2.5 years
Other Public Boards: Solid Power, Inc.
Committee Memberships:
A

Richard C. Adkerson, 75
Chairman of the Board and Chief Executive Officer of Freeport-McMoRan Inc.
Tenure: 15.5 years
Other Public Boards: None
Committee Memberships:
None

Dustan E. McCoy, 72
Retired Chairman and Chief Executive Officer of Brunswick Corporation
Lead Independent Director
Tenure: 15.1 years
Other Public Boards: Louisiana-Pacific Corporation, YETI Holdings, Inc.
Committee Memberships:
A C

Marcela E. Donadio, 67 NEW
Retired Partner and Americas Oil & Gas Sector Leader of Ernst & Young LLP
Tenure: less than one year
Other Public Boards: Marathon Oil Corporation, Norfolk Southern Corporation, NOV, Inc.
Committee Memberships:
G

Sara Grootwassink Lewis, 54 NEW
Retired Chief Executive Officer of Lewis Corporate Advisors
Tenure: less than one year
Other Public Boards: Healthpeak Properties, Inc., Weyerhaeuser Company
Committee Memberships:
A

Robert W. Dudley, 66
Retired Group Chief Executive of BP, p.l.c.
Tenure: 1 year
Other Public Boards: LyondellBasell Industries N.V.
Committee Memberships:
G R

10 Independent
1 Non Independent
INDEPENDENT

Ryan M. Lance, 59 NEW
Chairman and Chief Executive Officer of ConocoPhillips
Tenure: less than one year
Other Public Boards: ConocoPhillips
Committee Memberships:
R

Lydia H. Kennard, 67
President and Chief Executive Officer of KDG Construction Consulting and Quality Engineering Solutions
Tenure: 8.3 years
Other Public Boards: AECOM, Healthpeak Properties, Inc., Prologis, Inc.
Committee Memberships:
G R

Hugh Grant, 64 NEW
Retired Chairman of the Board, President and Chief Executive Officer of Monsanto Company
Tenure: less than one year
Other Public Boards: PPG Industries, Inc.
Committee Memberships:
C

Key

A Audit Committee	**G** Governance Committee	● Member
C Compensation Committee	**R** Corporate Responsibility Committee	● Chair



AGE*
2 >70
3 51-60
6 61-70
Average: **64.7** years



TENURE*
2 >10
7 0-5
2 6-10
Average: **4.9** years



DIVERSITY
9% African American/Black
9% Hispanic or Latino
36% Women

*   *as of the record date, April 12, 2022*

PROPOSAL NO. 2:
Advisory Vote on the Compensation of Our Named Executive Officers

(page 38)

The Board recommends a vote FOR Proposal 2.

Our executive compensation program is significantly performance-based – linking executive pay, company performance and results for stockholders – and is appropriately balanced with short- and long-term measures. The annual incentive awards and long-term incentive awards, which provide variable, at-risk compensation, comprised 87% of our chief executive officer's (CEO) target direct compensation, with 77% of his total target compensation being based on measurable performance objectives and/or increases in our stock price.

During 2021, Freeport delivered strong financial and operational performance, including considerable volume growth, effective cost and capital management, and the successful ramp-up of the Grasberg underground mines, an important milestone that positions us to execute on our vision of being foremost in copper.

2021 CEO Target Compensation Mix



Equity

10% RSUs
- Vest ratably over a three-year period following date of grant, and deliver value equal to the stock price on the vesting date

10% Options
- Vest ratably over a three-year period following date of grant, and deliver value only to the extent that our stock price appreciates above the price on the grant date

48% PSUs
- Payable in shares of stock after a three-year performance period based on achievement of ROI and relative TSR metrics
- Represent the largest component of our LTIP awards

77% Performance-Based

Cash

13% Base Salary
- Fixed cash compensation

19% AIP
- Annual variable cash compensation based on performance
- Formula-driven plan using pre-determined metrics to determine target and earned awards

PROPOSAL NO. 3:
Ratification of the Appointment of Ernst & Young LLP as our Independent Registered Public Accounting Firm for 2022

(page 63)

The Board recommends a vote FOR Proposal 3.

In February 2022, the audit committee appointed Ernst & Young LLP (Ernst & Young) to serve as the company's independent registered public accounting firm for 2022. Ernst & Young has been retained as the company's independent registered public accounting firm continuously since 2002. The audit committee and the board believe that the continued retention of Ernst & Young to serve as the company's independent registered public accounting firm is in the best interests of the company and its stockholders.

Stakeholder Engagement

Stockholder Engagement

We maintain an ongoing, proactive and expansive stakeholder engagement program which is management-led and overseen by our board. Direct engagement with our stockholders is a critical pillar of this program. Our stockholder engagement program is designed to address questions and concerns, provide perspective on company policies and practices and seek input. Our board and management have a history of engaging with stockholders and incorporating feedback into their decision-making processes.

KEY TOPICS DISCUSSED IN 2021 ESG STOCKHOLDER ENGAGEMENTS (*)

- Board refreshment and board leadership structure
- Climate strategy, including GHG emissions reduction targets for our Americas copper business and PT-FI operations
- ESG initiatives, including enhanced disclosures and ESG metrics in executive compensation
- Tailings management, risks and disclosure
- Water management and risks
- Biodiversity program
- Human rights, including progress on our human rights impact assessments

(*) Throughout the year, we also have extensive engagement with stockholders on various other matters not included in this list or chart

2021 ESG STOCKHOLDER ENGAGEMENT (*)



9%
Not Engaged
53%
Contacted
44%
Engaged

We received positive feedback from our 2021 ESG stockholder engagements regarding our extensive board refreshment, particularly the caliber and diversity of our board.

Other Stakeholder Engagement

In addition to our stockholder engagement program, we also maintain ongoing dialogue and gather input from a broader group of stakeholders throughout the year including with our customers and suppliers, members of the communities where we operate, industry associations, governmental organizations and nongovernmental organizations (NGOs).

GOALS OF STAKEHOLDER ENGAGEMENT

- Foster mutual understanding, trust and cooperation with a broad range of stakeholders
- Understand changing expectations of stakeholders through ongoing, constructive and proactive engagement
- Incorporate feedback from engagements into boardroom and management decision-making
- Solicit ongoing feedback regarding our governance framework and compensation practices
- Share information about our strategy and our governance and compensation practices and performance
- Inform our actions to reduce ESG-related risks and continue to deliver positive contributions to society

ADDITIONAL STAKEHOLDER ENGAGEMENTS IN 2021

- Proxy advisory firms
- ESG analyst and ratings firms
- Downstream customers
- NGOs
- Governmental institutions and agencies
- Financial institutions
- Industry groups
- Civil society organizations
- Local and regional community stakeholders
- Development institutions

Participants in our various stakeholder engagements throughout the year typically include senior management, including our CEO and our president, and members from our investor relations, corporate secretary and ESG teams.

ESG / Sustainability

Our sustainability approach is underpinned by the recognition that our work and the products we produce are key contributors to progress around the world. We recognize the importance of effective management, integration and governance of key ESG matters. Strong ESG performance is imperative to our long-term success and our ability to deliver shared value to our stakeholders. Our core values of **safety, respect, integrity, excellence and commitment** are foundational to our sustainability approach and to our business strategy, and we are committed to continuous improvement and to aligning our sustainability programs with leading practices.

Our highest priority is the health, safety and well-being of our workforce and the communities where we operate. We seek to work collaboratively with our stakeholders to support shared value creation in our host communities and countries and to recognize, respect and promote human rights everywhere we conduct business. We are dedicated to effective environmental protection and stewardship, which are key to ensuring the long-term viability of our business, including maintaining the necessary support from communities and governments.

In 2021, we progressed our efforts to achieve the Copper Mark at our all of our copper-producing sites. To date, 9 of our sites have been validated by the Copper Mark including our Cerro Verde mine in Peru, El Abra mine in Chile, Atlantic Copper smelter and refinery in Spain, Morenci and Bagdad mines and Miami smelter in Arizona, our El Paso refinery in Texas, and our Chino and Tyrone mines in New Mexico. Our Safford (including Lone Star) and Sierrita mines have signed letters of commitment and we plan to commence the process at PT-FI later this year. The Copper Mark is a comprehensive assurance framework that requires independent, third-party validation across 32 ESG requirements. It is the first and only framework developed specifically for the copper industry and enables each site to demonstrate to stakeholders the site's responsible production performance.

To learn more about our ESG initiatives and progress, stockholders are encouraged to review our 2021 Annual Report on Sustainability, which is independently assured and has been published annually since 2001, as well as our most recent climate report and other sustainability information and reports available on our website at *fcx.com/sustainability*.

2021 Sustainability Highlights

$164M
Invested in our communities

Zero
Significant environmental incidents at our operations

9 sites
Awarded the Copper Mark to date with more to come

12 sites
Certified gold by the Wildlife Habitat Council for our biodiversity programs

87%
Total water use efficiency

99%
Of our employees are from the countries where we operate

2050
Net zero aspiration established

2030
GHG emissions intensity reduction target established for PT-FI (in addition to the 2030 intensity reduction target established for our Americas copper business in 2020)

Global Tailings Standard

Leadership role in development of the standard; currently in the process of conforming tailings management program

Sustainability Program Aligns with International Best Practices

VOLUNTARY MEMBERSHIPS AND COMMITMENTS



















A member of ICMM International Council on Mining & Metals

Cu International Copper Association Copper Alliance

United Nations Guiding Principles on Business & Human Rights

The Copper Mark

Voluntary Principles on Security + Human Rights

Sustainable Development Goals

EITI

Wildlife Habitat Council

ISO

SUSTAINABILITY REPORTING FRAMEWORKS









Value Reporting Foundation SASB Standards

GRI

OECD

TCFD Task Force on Climate-Related Financial Disclosures

Climate Strategy

As one of the world's largest copper producers, we understand our critical role in the low-carbon energy transition. We are dedicated to supplying the global economy with responsibly produced copper, which includes operating in a manner that manages and mitigates our GHG emissions and other climate-related risks and impacts. During 2021, we continued to advance our climate strategy, which is founded on three pillars:



PILLAR 1

Reduction

We strive to reduce, manage and mitigate our GHG emissions, where possible. In 2021, we built upon our initial public target (to reduce our GHG emissions intensity in the Americas by 15% per metric ton of copper cathode) with an additional commitment to reduce GHG emissions intensity in Indonesia by 30% per metric ton of payable copper, resolving to achieve both by 2030 from our 2018 baseline.

PILLAR 2

Resilience

We strive to enhance our resilience to both physical and transitional risks associated with climate change for our operations, our host communities and our stakeholders. This includes working proactively to analyze and prepare for extreme weather events, water stress and other climate change impacts while also supporting our host communities and responding to anticipated market and regulatory demands.

PILLAR 3

Contribution

We strive to be a positive contributor beyond our operational boundaries by responsibly producing copper and molybdenum that will support the technologies needed to enable the energy transition. This includes collaborating with partners in our value chain, and industry associations, to identify climate-related solutions that will support the transition to a low-carbon economy.

During 2021, we also announced our 2050 net zero aspiration, completed our first global climate scenario analysis, enhanced the climate expertise on our board, directly aligned climate performance with our annual executive compensation program, and advanced our analysis of renewable energy opportunities in the U.S. During the year, Freeport also established its GHG emissions intensity reduction target for our PT-FI operations, which is in addition to our GHG reduction target for our Americas copper business established in 2020. We also committed to validating our 2030 interim targets with the Science Based Targets initiative. For more information, see our updated climate report published in September 2021, which outlines our substantial progress in advancing our climate strategy and commitments and includes an update on our progress towards alignment with the recommendations of the TCFD. We plan to publish an updated climate report later this year, which will include an update on our continued progress against our climate strategy and related commitments.

Human Capital

We believe our global workforce is the foundation of our success. Our board oversees our policies and implementation programs that govern our approach to management of our human capital, with the corporate responsibility committee having oversight of health and safety matters and the compensation committee having oversight of other human capital management policies, programs, practices and strategies, including those relating to workforce recruitment, retention and development, pay equity and inclusion and diversity.

- Our highest priority is the **health, safety and well-being** of our employees and contractors. We also instill health and safety processes for our suppliers and the communities where we operate. We believe that health and safety considerations are integral to, and fundamental for, all other functions in our organization, and we understand that the health and safety of our workforce is critical to our operational efficiency and long-term success. Our global health and safety strategy, "Safe Production Matters," is focused on fatality prevention and continuous improvement through the use of robust management systems, empowering safe work behaviors and strengthening our safety culture.

- We focus on **attracting and retaining talented people** by offering quality employment with competitive compensation and benefits as well as opportunities for professional development and growth. Strategic talent reviews and succession planning occur regularly and across all business areas. To support the advancement of our employees, we offer training and development programs encouraging advancement from within and continue to promote strong and experienced management talent. We leverage both formal and informal programs to identify, foster and retain top talent at both the corporate and operations levels.

- We are **committed to fostering a culture that is respectful, inclusive and representative** of the communities where we operate. Hiring locally is a commitment we make to the communities surrounding our operations and to our host countries. Most people employed at our operations are host country nationals. We retain expatriate expertise for managerial and technical roles only when it is not available in local communities.

As part of our ongoing efforts to support our understanding, tracking and transparency of inclusion and diversity within our employee population, we began voluntarily reporting North America diversity metrics in line with the categories set forth by the United States Equal Employment Opportunity Commission and other metrics in our 2020 Annual Report on Sustainability, and in 2021, we also progressed a pay equity and living wage analysis globally.

Board Oversight of ESG

The corporate responsibility committee is responsible for oversight of the company's environmental and social policies and implementation programs and related matters. The corporate responsibility committee reviews the effectiveness of the company's strategies, programs and policy implementation with respect to safety and health, responsible production frameworks, tailings management and stewardship, climate change, water stewardship, biodiversity and land management, waste management, human rights, stakeholder relations, social performance and Indigenous Peoples, responsible sourcing, and political activity and spending practices. During 2021, the corporate responsibility committee met four times.

Additionally, each of the compensation committee, governance committee and audit committee oversees certain ESG matters. The compensation committee oversees the company's human capital management policies, programs, practices and strategies, including those relating to workforce recruitment, retention and development, pay equity and inclusion and diversity. The governance committee maintains our corporate governance guidelines and oversees our corporate governance practices and procedures. The audit committee oversees our global compliance program and corporate compliance procedures, our information technology security policies and the internal controls regarding information technology security and cybersecurity and provides ultimate oversight of our global tax strategy as part of its financial oversight responsibilities.

2021 KEY ESG TOPICS

In 2021, the board and its committees engaged on several key ESG topics, including receiving presentations and having active dialogue with management around our initiatives and performance and providing guidance where appropriate.

Board Meetings

✓ Workforce safety and health

✓ Climate strategy and related industry initiatives

✓ Supply chain resiliency update

✓ Workforce technology and innovation initiatives

Compensation Committee Meetings

✓ Workforce recruitment, retention and development update

✓ Pay equity review and inclusion and diversity priorities

Corporate Responsibility Committee Meetings

✓ Workforce safety and health

✓ Climate strategy, including new emissions reduction target for PT-FI and results of global climate scenario analysis

✓ Human rights program, including human rights impact assessment progress in Chile and Arizona and annual adoption of UK Modern Slavery Act Statement

✓ Tailings management, including progress implementing the Global Industry Standard on Tailings Management in Americas, PT-FI's human health assessment, and adoption of a standalone tailings management policy

✓ Social investments and charitable contribution

✓ ESG shareholder engagement feedback

✓ Political spending review

✓ Adoption of updated environmental policy

✓ Responsible minerals sourcing update

✓ Enterprise Risk Management program update

ESG and Annual Executive Compensation

Our chairman and CEO has ultimate responsibility for the company's ESG performance. Executive officers are held accountable for the company's ESG performance in part through the company's performance-based annual incentive program (AIP) via relevant pre-determined ESG metrics aligned with our key ESG commitments and priorities. In 2021, ESG metrics collectively accounted for 25% of the AIP (15% safety and 10% sustainability). See "Executive Officer Compensation – Compensation Discussion and Analysis – Principal Components of Executive Compensation" for more information.



25% ESG
10% Sustainability
37.5% Financial
15% Safety
2021 AIP
37.5% Operational

Board and Corporate Governance Matters

1 Proposal No. 1: Election of Directors

✓ **Our board unanimously recommends that stockholders vote FOR each of the director nominees listed below.**

Upon the recommendation of the governance committee, the board has nominated eleven directors for election at our 2022 annual meeting to hold office until our next annual meeting and the election of their successors. Each nominee has consented to being named as a nominee in this proxy statement and to serve as a director if elected. The persons named as proxies on the proxy card intend to vote your proxy for the election of each such nominee, unless otherwise directed. If, contrary to our expectations, any nominee is unable to serve or for good cause will not serve, your proxy will be voted for a substitute nominee designated by the board or the board may reduce its size.

Vote Required to Elect Director Nominees

Under our by-laws, in uncontested elections, directors are elected by a majority of the votes cast, meaning a candidate for director is elected if the votes in favor of his or her election exceed the votes against his or her election. In contested elections where the number of nominees exceeds the number of directors to be elected, directors are elected by a plurality vote, meaning that the director nominees who receive the most votes will be elected.

In an uncontested election, any nominee for director who receives a greater number of votes "against" his or her election than votes "for" such election will be required to promptly tender his or her resignation to the board. The governance committee will recommend to the board whether to accept or reject the tendered resignation. The board will act on the governance committee's recommendation and publicly disclose its decision within 90 days from the date of the annual meeting of stockholders. Any director who tenders his or her resignation will not participate in the committee's recommendation or the board action regarding whether to accept or reject the tendered resignation. In addition, if each member of the governance committee fails to be elected at the same election, the independent directors who were elected will appoint a committee to consider the tendered resignations and recommend to the board whether to accept or reject them. Any vacancies on the board may be filled by a majority of the directors then in office. Each director elected in this manner will hold office until his or her successor is elected and duly qualified.

See "Questions and Answers About the Proxy Materials, Annual Meeting and Voting" for more information.

Board Qualifications, Attributes, Skills and Experience

Our board believes that it is desirable that the following qualifications, attributes, skills and experience are represented on our board because of their particular relevance to our business.

Experience, Qualifications, Attributes and Skills	Why is this important to Freeport?	Directors with this Experience, Qualification, Attribute or Skill
CEO experience	Directors with CEO experience have a demonstrated record of leadership and bring valuable perspectives and practical insights on organizations, processes, developing and implementing business strategy, risk and risk management, maintaining effective, sustainable and safe operations, and driving growth in order to achieve our strategic goals.	7/11
Accounting/ financial expertise	Experience as an accountant, auditor, financial advisor or other similar experience is critical to oversight of the preparation and audit of our financial statements and compliance with various related regulatory requirements and standards. We seek to have several directors who could qualify as audit committee financial experts (as defined by SEC rules).	6/11
Public company board experience	Directors who serve or have served on the boards and board committees of other public companies demonstrate a deep understanding of risk oversight, succession planning, corporate governance standards and best practices of public company boards and board committees.	11/11
Operational management	Experience in operational matters and requirements assists the board in understanding the issues that the company may face in our global activities and operations, environmental management, strategic planning, cybersecurity and labor relations.	9/11
International business/ global affairs	Experience in international business/global affairs or experience related to global economic trends yields an understanding of geographically diverse business environments, regulatory matters, economic conditions and cultural perspectives that informs our global business and strategy and enhances our international operations.	10/11
Natural resources, mining, metals industry experience	Natural resources, mining, metals or other extractives industry experience assists in understanding our business drivers, operations, key performance indicators and competitive environment.	5/11
Capital markets/ banking	Experience overseeing capital markets and banking transactions and mergers and acquisitions provides the knowledge and skills necessary to evaluate and oversee the company's design and implementation of financing and capital allocation strategies.	8/11
ESG/sustainability	ESG and sustainability experience supports our commitment to meeting the highest standards of environmental stewardship across our operations, including our strategy to reduce our GHG emissions and enhance the climate resilience of our business operations, respecting human rights in all of our business practices, and prioritizing the health, safety and well-being of our workforce and host communities where we operate. Experience implementing and advancing decarbonization plans and other key sustainability initiatives strengthens the board's oversight of our climate strategy and related commitments.	8/11
Government/legal	Government relations, legal, regulatory compliance and/or public policy experience offers valuable insight into the impact of laws, rules, regulations, and other governmental actions and decisions on our company and our industry.	11/11

Director Skills and Demographics Matrix

Our director nominees represent a range of tenures and overall experience, which contributes to a variety of perspectives and facilitates transition of institutional knowledge from longer-serving members to newer members of our board. We believe this balanced composition is in the best interest of our company and our stockholders, as our industry and strategic initiatives often have prolonged lifecycles, and it is therefore helpful to have seasoned directors who are familiar with our company and can draw on past experience and expertise balanced with newer directors who bring fresh perspectives. Our governance committee remains committed to an ongoing review of the board's composition to ensure that we continue to have the right mix of skills, background, diversity and tenure to position the company for long-term success.

Experience, Qualifications, Attributes and Skills	Abney	Adkerson	Donadio NEW	Dudley	Grant NEW	Kennard	Lance NEW	Lewis NEW	McCoy	Stephens	Townsend
CEO experience	✓	✓	✓	✓	✓	✓	✓				
Accounting/financial expertise	✓	✓	✓	✓	✓	✓					
Public company board experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Operational management	✓	✓	✓	✓	✓	✓	✓	✓	✓		
International business/global affairs	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Natural resources, mining, metals industry experience	✓	✓	✓	✓	✓						
Capital markets/banking	✓	✓	✓	✓	✓	✓	✓	✓			
ESG/sustainability	✓	✓	✓	✓	✓	✓	✓	✓			
Government/legal	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Demographics

	Abney	Adkerson	Donadio	Dudley	Grant	Kennard	Lance	Lewis	McCoy	Stephens	Townsend
Tenure (Years)*	1.0	15.5	0.7	1.0	0.3	8.3	0.4	0.7	15.1	2.5	8.3
Age (Years)*	66	75	67	66	64	67	59	54	72	62	60
Gender (Male/Female)	M	M	F	M	M	F	M	F	M	M	F

Race/Ethnicity

	Abney	Adkerson	Donadio	Dudley	Grant	Kennard	Lance	Lewis	McCoy	Stephens	Townsend
African American/Black (Not Hispanic or Latino)						•					
Hispanic or Latino			•								
White (Not Hispanic or Latino)	•	•		•	•		•	•	•	•	•

* as of the record date, April 12, 2022

Information About Director Nominees

Included below is certain information as of the record date, April 12, 2022, with respect to the director nominees, including information regarding business experience, director positions with other public companies held currently or at any time during the last five years, and the experiences, qualifications, attributes and skills that led the governance committee and the board to determine that such person should be nominated at our 2022 annual meeting of stockholders to serve as a director of the company.

David P. Abney

Independent
Age 66
Director since 2021

Retired Chairman and Chief Executive Officer of United Parcel Service, Inc.

Current Public Company Directorships
- Northrop Grumman Corporation
- Target Corporation

Freeport Committee Memberships
- Audit Committee
- Compensation Committee

Former Public Company Directorships
- Johnson Controls International plc
- Macy's Inc.
- United Parcel Service, Inc.



BUSINESS EXPERIENCE

- **United Parcel Service, Inc. (UPS),** a multinational package delivery and supply chain management company
- **2016 to 2020** Chairman of the Board of Directors
- **2014 to 2020** Chief Executive Officer
- **2017 to 2014** Chief Operating Officer
- **2003 to 2007** Senior Vice President and President of UPS International

SKILLS AND QUALIFICATIONS

- Executive leadership experience as former Chairman and CEO of a complex global enterprise with a large, labor intensive workforce
- Expertise in international operations, global logistics and supply chain resilience as well as broad experience with human capital management, leading global teams and overseeing sustainability driven change, including the transition to emerging technologies
- Public company board experience as well as nonprofit leadership experience, including on the Board of Directors of Catalyst, a global nonprofit working to advance women into senior leadership and board positions

EDUCATION AND PROFESSIONAL CREDENTIALS

- B.S. in Business Administration from Delta State University

Richard C. Adkerson

Chairman of the Board
Age 75
Director since 2006

Chairman of the Board and Chief Executive Officer of Freeport-McMoRan Inc.

Freeport Committee Memberships
- None



BUSINESS EXPERIENCE

- **Freeport-McMoRan**
- **Since 2021** Chairman of the Board
- **Since 2003** Chief Executive Officer
- **2013 to 2021** Vice Chairman of the Board
- **2000 to 2003** Chief Financial Officer
- **1997 to 2007 and 2008 to 2021** President

SKILLS AND QUALIFICATIONS

- Recognized business leader in the mining industry, with decades of industry and operational experience, a vision for the company's long-term strategy, connectivity to our global workforce, and strong relationships with our stakeholders
- Chair of the International Council on Mining and Metals, a position he also held from 2008 to 2011; previously served on the Executive Board of the International Copper Association
- Member of The Business Council, the Business Roundtable and the Council on Foreign Relations; Chairman of the Advisory Council of the Kissinger Institute on China and the United States

EDUCATION AND PROFESSIONAL CREDENTIALS

- B.S. in Accounting with highest honors and M.B.A. from Mississippi State University and completed Advanced Management Program at Harvard Business School

Marcela E. Donadio NEW

Independent
Age 67
Director since 2021

Retired Partner and Americas Oil & Gas Sector Leader of Ernst & Young LLP

Current Public Company Directorships
- Marathon Oil Corporation (Lead Independent Director)
- Norfolk Southern Corporation
- NOV, Inc.

Freeport Committee Memberships
- Governance Committee



BUSINESS EXPERIENCE

- **Ernst & Young LLP**, a multinational professional services firm
  - **2007 to 2014** Americas Oil and Gas Sector Leader
  - **1989 to 2014** Audit Partner

SKILLS AND QUALIFICATIONS

- Over 37 years of audit and public accounting experience with a specialization in domestic and international operations in all segments of the energy industry
- Comprehensive knowledge of public company financial reporting regulations and compliance requirements and a deep understanding of the strategic issues affecting companies in the extractives industry
- Experienced audit partner for multiple companies with domestic and international operations in the natural resources sector; held various energy industry leadership positions during her career

EDUCATION AND PROFESSIONAL CREDENTIALS

- B.S. in Accounting from Louisiana State University and a Certified Public Accountant

---

Robert W. Dudley

Independent
Age 66
Director since 2021

Retired Group Chief Executive of BP, p.l.c.

Current Public Company Directorships
- LyondellBasell Industries N.V.

Freeport Committee Memberships
- Governance Committee
- Corporate Responsibility Committee

Former Public Company Directorships
- BP, p.l.c.



BUSINESS EXPERIENCE

- **BP, p.l.c.**, a British multinational oil and gas company
  - **2010 to 2020** Group Chief Executive
  - **2010** President and Chief Executive Officer of BP's Gulf Coast Restoration Organization in the United States
- **TNK-BP**
  - **2003 to 2008** President and Chief Executive Officer

SKILLS AND QUALIFICATIONS

- Over 40 years of executive and business experience serving in a broad range of engineering, commercial, strategic, international and executive roles, including leadership role in advancing BP's decarbonization plans and other key sustainability initiatives
- Extractives industry experience, expertise in complex strategic issues and cybersecurity oversight experience
- Chairman of the Board of Axio, a leading SaaS provider of cyber risk management and quantification solutions
- Chairman of the Oil and Gas Climate Change Initiative (since 2016), a CEO-led initiative that aims to accelerate the oil and gas industry's response to climate change, Chair of the Accenture Global Energy Board, member of The Business Council and fellow of the Royal Academy of Engineering

EDUCATION AND PROFESSIONAL CREDENTIALS

- B.S. in Chemical Engineering from the University of Illinois, MIM from the Thunderbird School of Global Management (now part of Arizona State University) and M.B.A. from Southern Methodist University

Hugh Grant `NEW`

Independent
Age 64
Director since 2021

Retired Chairman of the Board, President and Chief Executive Officer of Monsanto Company

Current Public Company Directorships
- PPG Industries, Inc. (Lead Independent Director)

Freeport Committee Memberships
- Compensation Committee



BUSINESS EXPERIENCE

- **Monsanto Company**, a global provider of technology-based solutions and agricultural products
  - **2003 to 2018** Chairman of the Board
  - **2003 to 2018** President and Chief Executive Officer
  - **2000 to 2002** Executive Vice President and Chief Operating Officer

SKILLS AND QUALIFICATIONS

- As Chairman, President and CEO of Monsanto, he led the company's strategic transition to become a pioneer in agriculture biotechnology; he and the company were recognized by numerous groups for innovation, sustainability and business leadership during his tenure
- Significant executive leadership, corporate governance, managerial, operational, international, distribution and technology expertise
- Director of Invaio Sciences, Inc., a private company focused on unlocking the potential of the planet's interdependent natural systems to address pressing agricultural, sustainability and environmental challenges
- Member of The Business Council

EDUCATION AND PROFESSIONAL CREDENTIALS

- B.S. (Honors) in Molecular Biology and Agricultural Zoology from Glasgow University, Post Graduate Diploma in Agriculture from Edinburgh University and M.B.A. from the International Management Centre in Buckingham, United Kingdom

Lydia H. Kennard

Independent
Age 67
Director since 2013

President and Chief Executive Officer of KDG Construction Consulting and Quality Engineering Solutions

Current Public Company Directorships
- AECOM
- Healthpeak Properties, Inc.
- Prologis, Inc.

Freeport Committee Memberships
- Corporate Responsibility Committee
- Governance Committee (Chair)



BUSINESS EXPERIENCE

- **KDG Construction Consulting**, a construction and program management firm
  - **Since 2011** President and Chief Executive Officer

  Quality Engineering Solutions, a full-service pavement engineering and construction inspection company
  - **Since 2021** President and Chief Executive Officer

  KDG Aviation (formerly, Airport Property Ventures, LLC), a developer and operator of aviation facilities
  - **Since 2007** Principal

  Los Angeles World Airports
  - **1999 to 2003 and 2005 to 2007** Executive Director

SKILLS AND QUALIFICATIONS

- Over 40 years of executive and operational experience in aviation, construction management and real estate development
- Deep understanding of operational requirements and corporate governance matters
- Significant public company board experience
- Experience in environmental management and pollution control matters through her former involvement with the California Air Resources Board

EDUCATION AND PROFESSIONAL CREDENTIALS

- B.A. in Urban Planning and Management from Stanford University, Master in City Planning from Massachusetts Institute of Technology and J.D. from Harvard Law School

Ryan M. Lance `NEW`



Independent
Age 59
Director since 2021

Chairman and Chief Executive Officer of ConocoPhillips

Current Public Company Directorships
- ConocoPhillips

Freeport Committee Memberships
- Corporate Responsibility Committee

BUSINESS EXPERIENCE

- **ConocoPhillips**, one of the world's largest independent exploration and production companies
  - **Since 2012** Chairman of the Board and Chief Executive Officer
  - **2009 to 2012** Senior Vice President, Exploration and Production—International
  - **2007 to 2012** President, Exploration and Production
  - **2007** Senior Vice President, Technology
  - **2006 to 2007** Senior Vice President, Technology and Major Projects
  - **2005 to 2006** President, Downstream Strategy, Integration and Specialty Businesses

SKILLS AND QUALIFICATIONS

- Over 37 years of executive and operational experience in the oil and natural gas industry; leadership role in developing and advancing ConocoPhillips' decarbonization plans and other key sustainability initiatives
- Extensive experience in international exploration and production, including regional responsibility at various times for Asia, Africa, the Middle East and North America, and responsibility for technology, major projects, downstream strategy, integration and specialty functions
- Former Chairman of the American Petroleum Institute and currently serves on its Executive Committee; Chair of National Petroleum Council's Agenda Committee
- Member of the Business Roundtable and The Business Council and serves on the board of the National Fish and Wildlife Foundation

EDUCATION AND PROFESSIONAL CREDENTIALS

- B.S. in Petroleum Engineering from Montana Technological University

Sara Grootwassink Lewis `NEW`



Independent
Age 54
Director since 2021

Retired Chief Executive Officer of Lewis Corporate Advisors

Current Public Company Directorships
- Healthpeak Properties, Inc.
- Weyerhaeuser Company

Freeport Committee Memberships
- Audit Committee

Former Public Company Directorships
- Sun Life Financial Inc.
- PS Business Parks, Inc.
- Plum Creek Timber, Inc.

BUSINESS EXPERIENCE

- **Lewis Corporate Advisors**, a capital markets advisory firm
  - **2009 to 2018** Founder and Chief Executive Officer
- **Washington Real Estate Investment Trust**
  - **2002 to 2009** Executive Vice President and Chief Financial Officer
  - **2001 to 2002** Managing Director, Finance and Capital Markets
- **Corporate Office Properties Trust**
  - **1999 to 2001** Vice President, Finance and Investor Relations

SKILLS AND QUALIFICATIONS

- Over 20 years of executive leadership, accounting, corporate finance and capital markets experience
- Extensive public company board experience
- Serves on the Board of Trustees of the Brookings Institution (member of Executive Committee), the Leadership Board for the U.S. Chamber of Commerce Center for Capital Markets Competitiveness and the Audit Committee Council of the Center for Audit Quality; Board Leadership Fellow of National Association of Corporate Directors (NACD) (since 2012) and an NACD 100 Honoree; former member of the Public Company Accounting Oversight Board Standing Advisory Group (2015-2017)

EDUCATION AND PROFESSIONAL CREDENTIALS

- B.S. in Finance from the University of Illinois at Urbana-Champaign, a Certified Public Accountant and a Chartered Financial Analyst
- Earned the CERT certificate in Cybersecurity Oversight from Carnegie Mellon University and the NACD, demonstrating her commitment to advanced understanding of the role of the board and management in cybersecurity oversight

Dustan E. McCoy

Lead Independent Director
Age 72
Director since 2007

Retired Chairman and Chief Executive Officer of Brunswick Corporation

Current Public Company Directorships
- Louisiana-Pacific Corporation (Lead Independent Director)
- YETI Holdings, Inc.

Freeport Committee Memberships
- Compensation Committee (Chair)
- Audit Committee

Former Public Company Directorships
- Brunswick Corporation



BUSINESS EXPERIENCE

- **Brunswick Corporation**, a global manufacturer and marketer of recreational products
  - **2005 to 2016** Chairman and Chief Executive Officer
  - **2000 to 2005** President of the Brunswick Boat Group
  - **1999 to 2000** Vice President, General Counsel and Corporate Secretary

SKILLS AND QUALIFICATIONS

- Executive leadership, management and extensive public company boardroom experience
- Comprehensive experience with legal and compliance matters, corporate governance and disclosure matters and human capital management
- Over 20 years of experience in the natural resources and extractives industry with Ashland Oil, Inc. and as Chairman of the Board of a private quarry business
- Broad understanding of the operational, financial and strategic issues facing large global mining companies

EDUCATION AND PROFESSIONAL CREDENTIALS

- B.A. in Political Science from Eastern Kentucky University and J.D. from Salmon P. Chase College of Law at Northern Kentucky University

John J. Stephens

Independent
Age 62
Director since 2019

Retired Senior Executive Vice President and Chief Financial Officer of AT&T Inc.

Current Public Company Directorships
- Solid Power, Inc. (Lead Independent Director)

Freeport Committee Memberships
- Audit Committee (Chair)



BUSINESS EXPERIENCE

- **AT&T Inc.**, a diversified global leader in telecommunications, media and entertainment and technology
  - **2011 to 2021** Senior Executive Vice President and Chief Financial Officer
  - **2001 to 2011** Senior Vice President and Controller
  - **2000 to 2001** Vice President – Taxes

SKILLS AND QUALIFICATIONS

- Over 35 years of accounting and corporate finance expertise, including experience in matters of financial planning, corporate development, accounting and accounting policy, tax, auditing, treasury, investor relations, corporate real estate, business planning and financial, operational and regulatory reporting
- Senior leadership experience in the oversight of a large, publicly traded company and vast experience in financial and accounting matters, international business and affairs, mergers, acquisitions and other major corporate transactions

EDUCATION AND PROFESSIONAL CREDENTIALS

- B.S.B.A. in Accounting from Rockhurst University and J.D. from St. Louis University School of Law

Frances Fragos Townsend

Independent
Age 60
Director since 2013

Executive Vice President for Corporate Affairs, Corporate Secretary and Chief Compliance Officer at Activision Blizzard, Inc.

Current Public Company Directorships
- Chubb Limited

Freeport Committee Memberships
- Corporate Responsibility Committee (Chair)
- Compensation Committee

Former Public Company Directorships
- Scientific Games Corporation
- SciPlay Corporation
- The Western Union Company



BUSINESS EXPERIENCE

- **Activision Blizzard, Inc.**, a leading global developer and publisher of interactive entertainment
  - **Since 2021** Corporate Secretary and Chief Compliance Officer
  - **Since 2020** Executive Vice President for Corporate Affairs
- **MacAndrews & Forbes Incorporated**, a private equity firm, specializing in investments in the retail sector
  - **2020** Emeritus Vice Chairman, General Counsel and Chief Administrative Officer
  - **2013 to 2020** Executive Vice President for Worldwide Government, Legal and Business Affairs
  - **2010 to 2013** Senior Vice President

SKILLS AND QUALIFICATIONS

- Over 25 years of domestic and international experience in legal, law enforcement and security sectors, including a strong background in strategic planning, risk management, intelligence and security matters and domestic and international affairs
- Extensive public policy, government, regulatory and legal experience, including complex international regulatory matters from her service in the Office of President George W. Bush as Homeland Security and Counterterrorism Advisor, Chair of the Homeland Security Council and Deputy Assistant to the President and Deputy National Security Advisor for Combatting Terrorism
- Member of the Council on Foreign Relations and the Trilateral Commission

EDUCATION AND PROFESSIONAL CREDENTIALS

- B.A. in Political Science and a B.S. in Psychology from American University and J.D. from the University of San Diego School of Law

Corporate Governance Highlights

Our commitment to good corporate governance is evidenced by the following practices:

BOARD STRUCTURE AND GOVERNANCE

- Active board oversight of risk
- Lead independent director with clearly defined responsibilities
- Highly independent and diverse board and fully independent committees
- Demonstrated board refreshment and diversity
- Board diversity policy
- Limitations on public company board and committee service, including a limitation on audit committee service for members of our audit committee
- Director commitment policy
- Annual board and committee performance evaluations
- Regular executive sessions

ESG / SUSTAINABILITY

- Formal climate strategy and 2030 GHG emissions intensity reduction targets for the Americas and PT-FI
- Long-standing commitment to sustainable and responsible production practices across key ESG focus areas
- Committed to report ESG disclosures in alignment with the TCFD framework and the Value Reporting Foundation's SASB Standards
- Extensive long-standing tailings management program, including formalized a standalone tailings management policy and commitment to implement the Global Industry Standard on Tailings Management

STOCKHOLDER RIGHTS AND ENGAGEMENT

- Stockholder proxy access
- Majority voting for directors
- Stockholder right to call special meetings (15%)
- Stockholder right to act by written consent
- Robust stockholder engagement program with history of responsiveness to stockholders

STOCK OWNERSHIP

- Stock ownership guidelines of 5x annual fee (currently $125,000) for non-management directors
- Stock ownership guidelines of 6x base salary for our CEO and our president
- Stock ownership guidelines of 3x base salary for our other executive officers

Key Governance Practices

1 **Board Composition and Refreshment**   PAGE 22

Board composition and refreshment, director recruitment and nomination process, board diversity policy, board and committee evaluations, beyond the boardroom, limits on board and committee service and director commitment policy

2 **Board Oversight**   PAGE 27

Areas of board oversight of strategy and risk, including board and committee roles, management and oversight of cybersecurity and succession planning for senior executives

3 **Communications with the Board**   PAGE 29

Stockholder nomination process, communications with board and availability of corporate governance documents

4 **Board Structure**   PAGE 31

Leadership structure, board committees, board and committee meeting attendance, board independence and related party transactions

Corporate Governance Guidelines; Principles of Business Conduct

We are committed to effective corporate governance that is informed by our stockholders, promotes the long-term interests of our stockholders, strengthens board and management accountability and engenders public trust in our company. Our corporate governance guidelines, along with the charters of our principal board committees, provide the framework for the governance of our company and reflect the board's commitment to monitor the effectiveness of policy and decision-making at both the board and management levels.

We are committed to the highest level of ethical and legal conduct in all of our business operations. Our principles of business conduct highlight the core values on which our company has built its reputation – **safety, respect, integrity, excellence and commitment**. Our principles of business conduct provide guidance for the application of these values to our business and define the expected behavior of all of our employees and our board. Amendments to or waivers of our principles of business conduct granted to any of our directors or executive officers will be published promptly on our website. Information on our website is not and should not be considered a part of this proxy statement.

1 Board Composition and Refreshment

Board Composition

Our board currently consists of eleven members, ten of whom the board has affirmatively determined are independent. Each of our current directors has been nominated to stand for re-election at our 2022 annual meeting.

Recent Board Refreshment

With the addition of six new directors in 2021, including four of whom are newly up for election at our 2022 annual meeting, we successfully achieved our board refreshment objectives focused on thoughtfully enhancing the composition and size of the board. In 2019, our governance committee initiated a robust director search process following certain unexpected decreases in our board size and in response to feedback obtained during our annual board evaluation process. To facilitate this process, the governance committee engaged an independent global search firm to assist with identifying, evaluating and recruiting a diverse pool of potential director candidates. This search process resulted in the appointment of seven new independent directors to the board since 2019: John J. Stephens in October 2019, David P. Abney and Robert W. Dudley in April 2021, Marcela E. Donadio and Sara Grootwassink Lewis in August 2021, Ryan M. Lance in November 2021 and Hugh Grant in December 2021. With these appointments, we successfully added to our board additional executive experience, extractives industry experience, international experience, accounting and financial expertise and ESG/sustainability experience, including climate expertise. The addition of these new directors delivers on our multi-year refreshment strategy and our commitment to have a board with expansive and diverse experience, a deep understanding of the challenges and opportunities associated with our global business and a focus on value and sustainability for the benefit of all stakeholders.

2021 Board Additions



David P. Abney



Marcela E. Donadio



Robert W. Dudley



Hugh Grant



Ryan M. Lance



Sara Grootwassink Lewis

Skills Sought for New Directors

 CEO experience

 Natural resources, mining, metals industry experience

 International business/global affairs

 ESG/sustainability

 Accounting/financial expertise

Director Recruitment and Nomination Process

Our governance committee oversees the director recruitment and nomination process. The governance committee identifies, and formally considers and recommends to the board, candidates to be nominated for election to the board at each annual meeting of stockholders or as necessary to fill vacancies and newly created directorships. The governance committee carries out this responsibility through the process described below.

1 Assess	**Annual Evaluation of Board Composition**
	• The governance committee annually reviews the composition and size of our board, recognizing the importance of refreshment to maintain a balance of tenure, diversity, skill sets and experience to position the company for long-term success.
	• Among other factors, the governance committee considers our company's strategy and needs; our directors' experiences, diversity, tenure and age; and the qualifications, attributes, skills and experience our board deems relevant to developing criteria for potential candidates.

2 Identify	**Identify Potential Director Candidates**
	• If the governance committee determines that there is a need for new candidates, individuals may be identified through a variety of methods, including by our directors, management, stockholders and/or an independent search firm. Each candidate brought to the attention of the governance committee, regardless of who recommended such candidate, will be equally considered.
	• Based on the factors and criteria developed in the assessment phase, the governance committee may engage an independent search firm to assist in identifying a potential pool of candidates.

3 Evaluate	**Review Candidate Pool**
	• The governance committee and the full board review the potential pool of candidates.
	• In evaluating the suitability of potential director nominees, the governance committee considers personal and professional integrity, general understanding of our industry, educational and professional background, independence, diversity, corporate finance and other matters relevant to the successful management of a large publicly traded company in today's business environment, the ability and willingness to work cooperatively with other members of the board and with senior management and to devote adequate time to duties of the board.
	• The governance committee also evaluates each potential director nominee in the context of the board as a whole, with the objective of recommending nominees who can best advance the long-term success of the business, be effective directors in conjunction with the full board and represent stockholder interests through the exercise of sound judgment using their diversity of experience in these various areas.
	In-Depth Candidate Review
	• Potential director nominees interview with each of the chairman of the board, the lead independent director and the chair of the governance committee, as well as our president.
	• Due diligence is performed, including background and conflicts checks, review of director commitment levels, references and feedback from other directors and the independent search firm.

4

Recommend

Governance Committee Recommendation to the Board

- The governance committee reviews a candidate's independence and all due diligence results and recommends potential directors to the board for approval.
- The governance committee and the full board will consider the nature of and time involved in a director's service on other boards and whether any existing or anticipated outside commitments interfere with a director's performance when evaluating the suitability of individual directors and director nominees.

5

Appoint

Board Appointment

- The board of directors reviews the recommendation of the governance committee and approves the candidate's appointment to the board.

6

Onboard

New Director Orientation

- Following appointment to the board, a new director orientation session with key members of our senior leadership team is promptly scheduled to facilitate a seamless onboarding experience. These orientation sessions are highly interactive and immersive.

7

Vote

Stockholders Vote

- Stockholders vote on director nominees at our annual meeting.

Board Diversity Policy

The board recognizes and embraces diversity and is actively committed to inclusion and diversity in the boardroom. In accordance with our board diversity policy, which is set forth in our corporate governance guidelines, when evaluating the diversity of potential director nominees, the governance committee considers a broad range of diversity, including diversity in terms of professional experience, skills and background, as well as diversity of gender, race and ethnicity. Further, when conducting searches for new directors, the governance committee includes qualified female and racially and/or ethnically diverse individuals in the pool of candidates.

Board and Committee Evaluation Process

Our board and each of its committees have an annual self-evaluation process to ensure that they are performing effectively and in the best interests of the company and its stockholders. The governance committee oversees this annual performance evaluation process. The governance committee periodically reviews the evaluation process and revises as appropriate. In 2021, following a review of the evaluation process by the lead independent director and the chair of the governance committee, the format of the evaluation process was changed from written board and committee self-assessment questionnaires to one-on-one director discussions conducted by the lead independent director. The board used the multi-step process as summarized in the chart below for the 2021 evaluation process.



Identify Topics for Discussion

The lead independent director and the chair of the governance committee worked with the general counsel and the corporate secretary to identify topics for discussion based on current areas of focus as well as feedback from stockholder outreach efforts.

▼

One-on-One Discussions

The lead independent director conducted one-on-one discussions with each director using the identified evaluation topics as guidelines.

▼

Results Aggregated and Discussed with Full Board in Executive Session

The lead independent director aggregated the results of the one-on-one discussions and led a discussion with the full board in executive session.

▼

Feedback Incorporated into Policies and Practices

The board and/or each committee chair followed up on items identified in the evaluation process. Policies and practices are updated, as appropriate, as a result of the annual evaluation process as well as continuous feedback.

2021 Evaluation Topics

- Board composition and refreshment, committee membership, leadership structure and culture
- Board's role in oversight of strategy and risk management
- Meeting participation, materials and procedures
- Interactions with management and advisors
- Supporting resources, ongoing education and development opportunities
- Succession planning, executive and director compensation, director recruitment, governance practices, human capital management and ESG initiatives

Beyond the Boardroom

Our board is actively engaged in overseeing our strategy and takes an active role in risk oversight. During 2021, we held 7 board meetings and 19 committee meetings to discuss, deliberate and make decisions on key strategic matters, at which we had a 100% director attendance rate. In addition to regular board and committee meetings, we provide channels for both new and tenured directors to engage in comprehensive onboarding and continued education in areas relevant to our business and our industry, regularly interact with our management outside the boardroom, and connect directly with our stockholders to strengthen their understanding and oversight of our business, strategy, and key priorities.

 **Director Orientation**

Following appointment to the board, a new director orientation session with key members of our senior leadership team is promptly scheduled to facilitate a seamless onboarding experience. These orientation sessions are highly interactive and immersive.

 **Access to Management**

All directors have full and free access to management both during and outside of regularly scheduled board and committee meetings.

 **Stockholder Engagement**

Our board values the input of our stockholders. Our board receives periodic updates on stockholder engagement led by management, and is directly involved in responding to and participating in communications where appropriate. From time to time, directors participate in direct engagement with our stockholders to discuss specific matters of mutual importance.

 **Periodic Briefings from our CEO**

Our CEO provides our board with periodic updates on major business developments, milestones, important internal initiatives and communications the company has had with stockholders and other stakeholders as events arise in the ordinary course of business. These periodic briefings are intended to keep the board informed between regularly scheduled meetings on matters that are significant to our company and industry.

 **Continuing Education**

The company maintains a subscription for board members to the National Association of Corporate Directors (NACD), a recognized authority focused on advancing board leadership and establishing leading boardroom practices. Through NACD, directors have access to webinars and virtual education opportunities, NACD publications and complimentary registration to the annual NACD Virtual Summit. Our directors may also attend, at the company's expense, other director continuing education programs relevant to the duties of a director, corporate governance, best board practices or the mining industry.

 **Site Visits**

Periodically, directors will be invited or may request to visit certain of the company's significant mining and other operating sites, and management will prepare educational sessions for the directors relevant to the company's operations and plans to understand better the company's business and culture.

Limitation on Board and Committee Service and Director Commitment Policy

It is the expectation of the board that every director devotes the significant time and attention necessary to fulfill their duties as a director, including regularly preparing for, attending and actively participating in meetings of the board and its committees. Our corporate governance guidelines establish the following limits on our directors serving on public company boards and audit committees:

Director Category	Limit on public company board and committee service, including Freeport
All directors	4 boards
Directors who serve on our audit committee	3 audit committees

The governance committee may approve exceptions to these limitations under certain circumstances and with consideration given to public company board leadership roles and outside commitments. The governance committee and the full board will take into account the nature of and time involved in a director's service on other boards and whether any existing or anticipated outside commitments interfere with a director's performance when evaluating the suitability of individual directors and director nominees. Service on boards or committees of other organizations should be consistent with the company's conflict of interest standards. Additionally, directors are expected to advise the chairman of the board, the lead independent director and the chair of the governance committee prior to accepting any other public company directorship or any assignment to the audit committee or compensation committee of the board of directors of any other public company of which such director is a member. The governance committee annually conducts a review of director commitment levels and has affirmed that all directors are currently compliant with the director commitment policy under our corporate governance guidelines.

2 Board Oversight

Board's Role in Oversight of Strategy and Risk Management

The board is actively engaged in overseeing our strategy and takes an active role in risk oversight.

- The board oversees the strategic direction of the company, and in doing so considers the potential rewards and risks of our business opportunities and challenges, and monitors the development and management of risks that impact our strategic goals.

- The board as a whole is responsible for risk oversight at the company, with reviews of certain areas being conducted by the relevant board committees that regularly report to the full board.

- In its risk oversight role, the board reviews, evaluates and discusses with appropriate members of management whether the risk management processes designed and implemented by management are adequate in identifying, assessing, managing and mitigating material risks facing the company, including financial, international, operational, social and environmental risks.

The board believes that full and open communication between senior management and the directors is essential to effective risk oversight. Our lead independent director regularly meets and discusses with our chairman and CEO on a variety of matters, including business strategies, opportunities, key challenges and risks facing the company, as well as management's risk mitigation strategies.

Board and Corporate Governance Matters

The chart below provides an overview of the allocation of risk management responsibilities among the board committees.



Board of Directors
Responsible for risk oversight at the company

Board Committees
Assist the board in fulfilling its oversight responsibilities with respect to certain areas of risk.
Each committee regularly reports on these matters to the full board.

Audit Committee

- Reviews and discusses with management, our internal audit firm, and our independent registered public accounting firm, the company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the company's risk assessment and risk management policies.

- Oversees the effectiveness of the company's internal control over financial reporting, and the company's compliance with legal and regulatory requirements.

- Meets periodically with independent registered public accounting firm and internal audit firm in executive sessions.

- Discusses with the independent registered public accounting firm and internal audit firm the results of their processes to assess risk in the context of their respective audit engagements.

- Reviews periodically the adequacy and effectiveness of the company's information technology security policies and the internal controls regarding information technology security and cybersecurity. See below for more information.

Compensation Committee

- Oversees the company's assessment of whether its compensation policies and practices are likely to expose the company to material risks.

- Oversees, in consultation with management, the company's compliance with regulations governing executive and director compensation.

- Oversees management of risks associated with the company's human capital management, including those relating to workforce recruitment, retention and development, pay equity and inclusion and diversity.

Governance Committee

- Oversees management of risks associated with the company's board leadership structure and corporate governance matters.

Corporate Responsibility Committee

- Oversees management of risks associated with the company's environmental and social policies and implementation programs. See "ESG / Sustainability – Board Oversight of ESG" for more information.

Management and Board Oversight of Cybersecurity

The audit committee oversees, among other things, our information technology and cybersecurity programs. The board or the audit committee, at least annually, receives a report from our Chief Information Officer on, among other things, the state of our information technology security program, assessments of risks and threats to our information technology systems, and processes to maintain and strengthen our resiliency against cybersecurity threats. During 2021, our Chief Information Officer, reported on these matters as part of an enterprise risk management presentation presented at a joint meeting of the audit committee and the corporate responsibility committee.

Freeport implements a strategic program to address cybersecurity risks and threats based on the National Institute of Standard in Technology Cybersecurity Framework. The program is assessed on an annual basis according to the NIST standards to ensure adherence to cybersecurity best practices. Our approach to cybersecurity incorporates a layered portfolio of technology controls including strategic partnerships for our cybersecurity platforms, documented policies and procedures, end user training and dedicated resources to manage and monitor the evolving threat landscape. We employ dedicated cybersecurity personnel to focus on preventing, identifying and detecting cybersecurity risks. We are committed to cybersecurity and vigilantly protecting our resources and information from unauthorized access. Incidents are required to be reported, including to the audit committee and/or the full board, as appropriate.

Succession Planning for Senior Executives

The board is focused on ensuring that the company has emergency and long-term succession plans in place for key senior executive positions. The independent directors of the board are responsible for overseeing the company's succession planning process for our CEO and other key senior executives and annually review the company's succession plans for all key senior executives with input from the CEO.

EMERGENCY SUCCESSION PLAN

- In the event of an unexpected executive departure, the emergency succession plan allows for smooth transfer of responsibilities to an individual who may or may not be permanently appointed to the new role.
- In the event of a senior executive's departure, both internal and external candidates may be considered for permanent appointment to such role.

LONG-TERM SUCCESSION PLAN

- The long-term succession plan is intended to develop a pipeline of qualified talent for key roles.
- The planning process includes a discussion of internal succession candidates, assessment of relevant skills and planning for professional development where necessary. Multiple internal succession candidates may be identified for an individual role and provided with relevant growth opportunities. The board gains insight through direct exposure to internal succession candidates from their presentations to the board, work with individual directors or board committees, and participation in board activities.
- The company's short- and long-term business strategy will be considered when evaluating internal succession candidates and their skills.

In 2021, all of the directors met in executive session to review the company's emergency and long-term succession plans.

3 Communications with the Board

Director Candidates Submitted by Stockholders

Non-Proxy Access Nominations

The governance committee will consider candidates proposed for nomination by our stockholders. Stockholders may propose candidates by submitting the names and supporting information to: *Corporate Secretary, Freeport-McMoRan Inc., 333 North Central Avenue, Phoenix, Arizona 85004*. Supporting information should include (a) the name and address of the candidate and the proposing stockholder; (b) a comprehensive biography of the candidate and an explanation of why the candidate is qualified to serve as a director taking into account the criteria identified in our corporate governance guidelines; (c) proof of ownership, the class and number of shares, and the length of time that the shares of our voting securities have been beneficially owned by each of the candidate and the proposing stockholder; and (d) a letter from the candidate stating his or her willingness to serve, if elected as a director.

In addition, our by-laws permit stockholders to nominate candidates directly for consideration at next year's annual meeting of stockholders. Any non-proxy access nomination must be in writing and received by our corporate secretary at our principal executive office no later than March 11, 2023. If the date of next year's annual meeting is moved to a date more than 90 days after or more than 30 days before the anniversary of this year's annual meeting, the nomination must be received no later than the later of 90 days prior to the date of the 2023 annual meeting or 10 days following the public announcement of the date of the 2023 annual meeting. Any stockholder submitting a non-proxy access nomination under our by-law procedures must include (a) all information relating to the nominee that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the Exchange Act), including such nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) the name and address (as they appear on the company's books) of the nominating stockholder and number of shares directly or indirectly beneficially owned by such stockholder; and (c) all other information required by our by-laws. Nominations should be addressed to: *Corporate Secretary, Freeport-McMoRan Inc., 333 North Central Avenue, Phoenix, Arizona 85004*.

In addition to satisfying the foregoing requirements under our by-laws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act and that is postmarked or transmitted electronically to our principal executive office no later than April 10, 2023. However, if the date of the 2023 annual meeting is more than 30 days before or after the date of the anniversary of the 2022 annual meeting, the notice must be provided on the later of 60 days prior to the 2023 annual meeting or 10 days following the day on which public announcement of the date of the 2023 annual meeting is first made, as provided by Rule 14a-19.

Proxy Access Nominations

Our by-laws also contain a proxy access provision approved by our stockholders in 2016 that permits the following:

A stockholder, or a group of up to **20** stockholders, owning **3%** or more of our outstanding common stock continuously for the **three** years prior to the date of submission of a notice nominating a candidate for director and continuing up to the date of the annual meeting		Can nominate and include in the company's proxy materials stockholder nominees for election to the board constituting the greater of (a) **two** stockholder nominees or (b) **20%** of the total number of directors in office as of the last day nominations of stockholder nominees may be submitted, rounded down to the nearest whole number, provided that the nominating stockholder(s) and the nominee(s) satisfy the requirements specified in our by-laws

Any director nomination pursuant to our proxy access by-law must be in writing and received by our corporate secretary at our principal executive office no later than December 22, 2022. If the date of next year's annual meeting is moved to a date more than 30 days after or 30 days before the anniversary of this year's annual meeting, the nomination must be received no later than the later of 180 days prior to the date of the 2023 annual meeting or 10 days following the public announcement of the date of the 2023 annual meeting. Any stockholder submitting a nomination under our proxy access by-law procedures must comply with the procedure, notice and information requirements in Article IV, Section 12 of our by-laws. Nominations made pursuant to our proxy access by-law should be addressed to: *Corporate Secretary, Freeport-McMoRan Inc., 333 North Central Avenue, Phoenix, Arizona 85004*.

Communications with the Board

The board believes that senior management speaks for the company. Individual board members may, from time to time, meet or otherwise communicate with the company's stakeholders at the request of the board or senior management in compliance with applicable policies. Stockholders or other interested parties may communicate directly with one or more members of the board including the lead independent director, or the independent directors as a group, by writing to the director or directors at the following address: *Freeport-McMoRan Inc., Attn: Board of Directors (or the name of the individual director or directors), 333 North Central Avenue, Phoenix, Arizona 85004*. The communication will be forwarded to the lead independent director of the board or the appropriate director or directors for response.

Directors are invited, but not required, to attend annual meetings of our stockholders. Messrs. Adkerson and Dudley attended our 2021 annual meeting of stockholders.

Availability of Corporate Governance Documents

Audit Committee Charter	**Compensation Committee Charter**	**Corporate Governance Guidelines**	**Corporate Responsibility Committee Charter**	**Director Independence Standards**	**Governance Committee Charter**	**Principles of Business Conduct**

Stockholders may view our audit, compensation, governance and corporate responsibility committee charters on our website at *fcx.com* under "About Us – Corporate Governance – Board Committees and Charters." Stockholders may view our corporate governance guidelines (including our director independence standards set forth in Appendix A to our corporate governance guidelines) and principles of business conduct on our website at *fcx.com* under "About Us – Corporate Governance – Governance Documents." These documents are also available in print upon request.

4 Board Structure

Board Leadership Structure

Our board and governance committee reviews and evaluates the board's leadership structure on at least an annual basis. The board believes it is important to retain flexibility to determine its leadership structure based on the composition of the board, management team and business conditions at the time, recognizing that the needs and opportunities of the company may change over time. Under our corporate governance guidelines, when the chairman is not independent, the independent directors will appoint a lead independent director. The governance committee will periodically review the position and responsibilities of the lead independent director and make appropriate recommendations to the independent directors. Factors considered in selecting a lead independent director include experience serving on public company boards, leadership at the committee level (either at Freeport or on another board), areas of expertise (with a focus on leadership and corporate governance), interest and ability to meet the time requirements of the position.

Richard C. Adkerson, our CEO and a recognized business leader in the mining industry, also serves as our chairman. While our chairman of the board and CEO positions were separate from 2003 until February 2021, in connection with the planned retirement of our former non-executive chairman, our board considered the relative benefits of combining the chairman and CEO positions versus retaining separate roles with an independent chairman. After considering the perspectives of our independent directors, views of our stockholders and governance trends, the board unanimously concluded that Mr. Adkerson would be best positioned to serve as our chairman of the board with Dustan E. McCoy serving as lead independent director, with clearly defined responsibilities.

Mr. Adkerson brings to the chairman role his decades of industry and operational experience, vision for the company's long-term strategy, connectivity to our global workforce and strong relationships with our stockholders and other stakeholders. Under Mr. Adkerson's leadership, we have achieved major milestones, including the successful ramp-up of the Grasberg underground mines, and advanced other key initiatives aligned with our business strategy.

Mr. McCoy's appointment as lead independent director enhances the strong independent oversight function of the board, which is composed exclusively of independent directors (other than Mr. Adkerson), all of whom are highly qualified and experienced. In selecting Mr. McCoy to serve as lead independent director, the independent directors considered his substantial executive leadership and corporate governance experience (including experience serving as a lead independent director at another public company), as well as his institutional knowledge of the company and its governance practices. The independent directors believe Mr. McCoy's experience enables him to provide a valuable historical perspective on the company's business and risk management and enhances his ability to both work collaboratively with and challenge members of senior management. Further, the board believes Mr. McCoy continues to have the interest and ability to meet the time requirements of the position.

Our board believes this governance structure provides an effective balance between strong company leadership and appropriate safeguards and oversight by independent directors and continues to be the most appropriate and effective leadership structure for the board and in the best interest of the company and its stockholders at this time.

Although only required to periodically review, the governance committee reviews the position of lead independent director annually. Accordingly, in February 2022, upon the recommendation of the governance committee, the independent directors appointed Mr. McCoy to serve another one-year term as lead independent director, which expires in February 2023.

RESPONSIBILITIES OF CHAIRMAN OF THE BOARD[*]

- Presides at meetings of the board, and, unless another person is designated, meetings of stockholders
- Oversees the management, development and functioning of the board
- Plans and organizes the schedule of board meetings and establishes the agendas for board meetings

RESPONSIBILITIES OF LEAD INDEPENDENT DIRECTOR

- Presides at meetings of the board at which the executive chairman is not present, including executive sessions of the independent directors, and serves as a liaison between the chairman and independent directors
- Authorized to call meetings of the independent directors and, if requested by significant stockholders, available for consultation and direct communication with such stockholders
- Approves information sent to the board and agendas and schedules for meetings of the board to ensure there is sufficient time for discussion

[*] At all times during which the chairman of the board is an executive chairman, these responsibilities will be carried out with the input and concurrence of the lead independent director.

Board Committees

The board has four standing committees: audit, compensation, governance and corporate responsibility, each of which is composed entirely of independent directors and regularly reports to the full board. The governance committee annually reviews the composition and size of the board, and makes formal recommendations to the board regarding the size and membership of each committee of the board, including the identification of individuals qualified to serve as members of a committee. Each committee also operates under a written charter adopted by the board. See our website at *fcx.com* under "About Us – Corporate Governance – Governance Documents" for more information.

Audit Committee	MEETINGS IN 2021: 4	2021 Meeting Attendance: 100%

Current Committee Members (100% Independent)

   

John J. Stephens, Chair ●   David P. Abney ●   Sara Grootwassink Lewis ●   Dustan E. McCoy

PRIMARY RESPONSIBILITIES

Assists the board in its oversight responsibilities relating to:

- the effectiveness of the company's internal control over financial reporting
- the integrity of the company's financial statements
- the company's compliance with legal and regulatory requirements
- the qualifications and independence of the company's independent registered public accounting firm
- the performance of the company's independent registered public accounting firm and internal audit firm
- the adequacy and effectiveness of the company's information technology and cybersecurity programs and related internal controls

See "Audit Committee Matters – Audit Committee Report" and "Board Oversight" above for additional information.

● = Audit Committee Financial Expert

Compensation Committee	MEETINGS IN 2021: 6 (includes 2 special meetings)	2021 Meeting Attendance: 100%

Current Committee Members (100% Independent)

   

Dustan E. McCoy, Chair   David P. Abney   Hugh Grant   Frances Fragos Townsend

PRIMARY RESPONSIBILITIES

Assists the board in fulfilling its oversight responsibilities by:

- discharging the board's responsibilities relating to compensation of the company's executive officers
- overseeing the form and amount of director compensation
- administering the company's cash-based and equity-based incentive compensation plans
- overseeing the company's human capital management policies, programs, practices and strategies, including those relating to workforce recruitment, retention and development, pay equity and inclusion and diversity

See "Executive Officer Compensation – Compensation Committee Report" and "Compensation Committee Procedures" below for more information. Mr. Grant joined the compensation committee effective February 8, 2022.

Compensation Committee Procedures

The compensation committee has the sole authority to set compensation for our executive officers, including annual compensation amounts and AIP and long-term incentive program (LTIP) criteria, evaluate the performance of our executive officers, and make awards to our executive officers under our stock incentive plan. The compensation committee also reviews, approves and recommends to the board any proposed plan or arrangement providing for incentive, retirement or other compensation to our executive officers and oversees our assessment of whether our compensation practices are likely to expose the company to material risks. In addition, the compensation committee annually recommends to the board the slate of officers for the company, periodically reviews the functions of our executive officers and makes recommendations to the board concerning those functions.

The compensation committee engages an independent compensation consultant to advise it on matters related to executive and director compensation. Please refer to the sections titled "Director Compensation" below and "Executive Officer Compensation – Compensation Discussion and Analysis" for more information related to the independent compensation consultant. In addition, the board has its own independent legal counsel, with whom the compensation committee consults on an as needed basis.

Governance Committee	**MEETINGS IN 2021: 5** (includes 3 special meetings)	2021 Meeting Attendance: 100%

Current Committee Members (100% Independent)

  

Lydia H. Kennard, Chair   Marcela E. Donadio   Robert W. Dudley

PRIMARY RESPONSIBILITIES

Assists the board in fulfilling its oversight responsibilities by:
- identifying and formally considering and recommending to the board, candidates to be nominated for election or re-election to the board at each annual meeting of stockholders or as necessary to fill vacancies and newly created directorships
- monitoring the composition of the board and its committees and making formal recommendations to the board on membership of the committees and committee structure
- maintaining the corporate governance guidelines and overseeing the company's corporate governance practices and procedures, including identifying best practices and reviewing and recommending to the board for approval any changes to the documents, policies and procedures in the company's corporate governance framework
- reviewing and, as necessary, making recommendations to the board with respect to stockholder proposals
- evaluating the effectiveness of the board, its committees and management

See "Board Composition and Refreshment" and "Board Oversight" above for more information.

Corporate Responsibility Committee	**MEETINGS IN 2021: 4** (includes 1 special meeting)	2021 Meeting Attendance: 100%

Current Committee Members (100% Independent)

   

Frances Fragos Townsend, Chair   Robert W. Dudley   Lydia H. Kennard   Ryan M. Lance

PRIMARY RESPONSIBILITIES

Assists the board in fulfilling its oversight responsibilities with respect to the company's environmental and social policies and implementation programs.

The company's environmental and social programs focus areas include:

- safety and health
- responsible production frameworks
- tailings management and stewardship
- climate change
- water stewardship
- biodiversity and land management

- waste management
- human rights
- stakeholder relations, social performance and Indigenous Peoples
- responsible sourcing
- political activity and spending practices

See "ESG / Sustainability – Board Oversight of ESG" for additional information.

2021 Board and Committee Meeting Attendance



100% attendance by directors at 7 board meetings and 19 committee meetings in 2021

Board Independence and Related Person Transactions

Board and Committee Independence; Audit Committee Financial Experts

On the basis of information solicited from each director, and upon the advice and recommendation of the governance committee, our board annually determines the independence of each of our directors in connection with the nomination process. Further, in connection with the appointment of any new director to the board during the year, our board makes the same determination. In making its recommendation to the board, the governance committee, with assistance from the company's legal counsel, evaluates responses to a questionnaire completed by each director regarding relationships and possible conflicts of interest between such director, the company, management, the independent registered public accounting firm and the internal audit firm. In its review of director independence, the governance committee considers the commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships any director may have with the company, management, the independent registered public accounting firm and the internal audit firm.

Our board has affirmatively determined that all current directors (other than Mr. Adkerson) have no material relationship with the company and are independent according to the New York Stock Exchange (NYSE) listing standards and within the meaning of our director independence standards, which meet, and in some instances exceed, the independence requirements of the NYSE. The board also has determined that each of the members of the audit, compensation, governance and corporate responsibility committees has no material relationship with the company and satisfies the independence criteria (including the enhanced qualifications with respect to members of the audit committee and compensation committee) set forth in the applicable NYSE listing standards and SEC rules. In addition, the board has determined that each of Messrs. Abney and Stephens and Ms. Lewis qualifies as an "audit committee financial expert," as such term is defined by the rules of the SEC.

Certain Transactions

Our corporate governance guidelines provide that any transaction that would require disclosure under Item 404(a) of Regulation S-K of the rules and regulations of the SEC must be reviewed and approved, or ratified, by the audit committee or the disinterested members of the board. Any such related party transactions will only be approved or ratified if the audit committee or the disinterested members of the board determine that such transaction will not impair the involved person's service to, and exercise of judgment on behalf of, the company, or otherwise create a conflict of interest that would be detrimental to the company. No related party transactions reportable under Item 404 of Regulation S-K have taken place since January 1, 2021, and none are currently proposed.

Director Compensation

Director Compensation Philosophy

We use a combination of cash and equity-based incentive compensation to attract and retain qualified candidates to serve on the board. In setting director compensation, the board is guided by the following principles:

Compensation should fairly pay directors for work required in a company of our size and scope, and differentiate among directors where appropriate to reflect different levels of work and responsibilities.	A significant portion of the total compensation should be paid in common stock to align directors' interests with the long-term interests of our stockholders.
Compensation should be in line with market practice to facilitate the attraction and retention of talented and diverse directors.	The structure of the compensation program should be simple and transparent.

Process of Setting Director Compensation

The compensation committee has oversight of director compensation, including the authority to grant equity-based awards. The compensation committee conducts an annual review and assessment of all compensation, cash and equity-based, paid to our non-management directors under our director compensation program in light of the principles set forth under "Director Compensation Philosophy" above. In addition, the compensation committee seeks advice from the board's independent compensation consultant at least every other year, or more often as needed, in connection with evaluating our director compensation program relative to relevant market data and formulating its recommendations to the full board.

In December 2021, FW Cook, the committee's independent compensation consultant, provided the compensation committee with a market review of non-management director remuneration practices and evaluated the company's program in light of the review. Prior to this review, the board had last approved changes to our non-management director compensation program effective July 1, 2019, other than the implementation of a lead independent director fee in February 2021 in connection with the establishment of that position. FW Cook compared our practices to S&P 500 companies and to survey data covering director compensation practices at large companies. Following the competitive review, the compensation committee and the board agreed to the following changes, which are intended to maintain the program's competitiveness: (1) a $10,000 increase in the annual equity retainer (from $170,000 to $180,000), and (2) a $5,000 increase to the additional retainer paid to the chair of each of the governance and corporate responsibility committees (from $15,000 to $20,000), to recognize the expanding roles of these committees. These changes were effective beginning January 1, 2022.

In addition to the compensation committee's oversight, our stockholders have placed a limit on the cash and equity compensation that may be paid to a non-management director each year. Under the terms of the 2016 Stock Incentive Plan, an annual limit of $750,000 per calendar year applies to the sum of all cash, equity-based awards (calculating the value of any such awards based on the grant date fair value of such awards for financial reporting purposes), and other compensation granted to each non-management director for services as a member of the board, although the maximum number of shares subject to equity-based awards that may be granted during a single fiscal year may not exceed $500,000 of such annual limit.

Cash Compensation

The chart below details the cash components of the compensation program for our non-management directors during 2021 and 2022:

	2021 Annual Retainer	2022 Annual Retainer
Board Member	$125,000	$125,000
Additional Leadership Retainers:		
Lead Independent Director	50,000	50,000
Chair of Audit Committee	25,000	25,000
Chair of Compensation Committee	20,000	20,000
Chair of Governance Committee	15,000	20,000
Chair of Corporate Responsibility Committee	15,000	20,000

In addition, each director is reimbursed for reasonable out-of-pocket expenses incurred in attending each board and committee meeting.

Non-management directors may elect to exchange all or a portion of their annual fee for an equivalent number of shares of our common stock on the payment date, based on the fair market value of our common stock on the date preceding the payment date. Non-management directors may also elect to defer all or a portion of their annual fee, and such deferred amounts will accrue interest at a rate equal to the prime commercial lending rate announced from time to time by JPMorgan Chase (compounded quarterly) and shall be paid out at such time or times as directed by the participant. See footnote (1) to the "Director Compensation Table" below for more information.

Mr. Adkerson does not receive any compensation for serving on our board, including in his capacity as chairman. The compensation he receives for his service as an executive officer is reflected in the "Summary Compensation Table."

Equity-Based Compensation

Under the equity-based component of our program in place during 2021, our non-management directors received annual equity awards payable solely in RSUs, with the number of RSUs granted determined by dividing $170,000 by the closing sale price of our common stock on June 1st, the grant date, or the previous trading day if no sales occur on that date, and rounding down to the nearest hundred shares. The RSUs vest on the first anniversary of the grant date. Each RSU entitles the director to receive one share of our common stock upon vesting. Dividend equivalents are accrued on the RSUs on the same basis as dividends are paid on our common stock. The dividend equivalents are only paid upon vesting of the RSUs. On June 1, 2021, each non-management director serving on that date was granted 3,800 RSUs. In addition, in connection with their initial appointments to the board other than at our annual meeting, each of our six new directors appointed in 2021 received a pro rata equity grant. As discussed above, the annual equity retainer has been increased from $170,000 to $180,000 beginning in 2022.

Frozen and Terminated Retirement Plan

We previously adopted a retirement plan for non-management directors pursuant to which directors who had reached age 65 would be entitled to receive a retirement benefit based on the annual director fees. In April 2008, we froze the benefit under this plan for our then existing directors and terminated the plan for any future directors. Under the plan, as revised, an eligible current director is entitled to an annual benefit up to a maximum of $40,000, depending on the number of years the retiree served as a non-management director for us or our predecessors. As of December 31, 2021, of our current directors, only Mr. McCoy is eligible to participate in the retirement plan and will receive an annual benefit of $40,000 upon retirement from the board, which will be payable until his death.

Director Compensation Table

The table below summarizes the total compensation paid to or earned by our non-management directors during 2021.

Director Compensation

Name of Director	Fees Earned or Paid in Cash[1]	Stock Awards[2][3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4]	All Other Compensation[5]	Total
David P. Abney	$ 92,376	$192,750	$ n/a	$ —	$285,126
Marcela E. Donadio	51,631	139,156	n/a	—	190,787
Robert W. Dudley	92,376	192,750	n/a	—	285,126
Gerald J. Ford[6]	78,750	n/a	—	20,000	98,750
Hugh Grant	7,813	80,787	n/a	—	88,600
Lydia H. Kennard	138,667	167,998	n/a	—	306,665
Ryan M. Lance	20,719	95,825	n/a	—	116,544
Sara Grootwassink Lewis	51,631	139,156	n/a	—	190,787
Dustan E. McCoy	190,556	167,998	—	5,101	363,655
John J. Stephens	150,000	167,998	n/a	—	317,998
Frances Fragos Townsend	140,000	167,998	n/a	—	307,998

(1) Pursuant to previous elections, during 2021 each of Messrs. Ford and Stephens received an equivalent number of shares of our common stock in lieu of all or a portion of his annual fee. The amounts reflected in this column include the fees used to purchase shares of our common stock and fees deferred by the directors. In addition, the annual fee paid to Mr. Ford for a portion of 2021 in connection with his prior service as non-executive chairman of the board was paid in shares of our common stock.

(2) On June 1, 2021, each non-management director serving on that date was granted 3,800 RSUs. In addition, each of the following non-management directors received a pro rata grant of RSUs on his or her date of initial appointment to the Board during 2021: Messrs. Abney and Dudley each received 700 RSUs on April 5, 2021, in addition to their June 1st grants; Mses. Donadio and Lewis each received 3,800 RSUs on August 2, 2021; Mr. Lance received 2,500 RSUs on November 1, 2021; and Mr. Grant received 2,100 RSUs on December 9, 2021. Amounts reflect the aggregate grant date fair value of the RSUs, which are valued on the date of grant, or the previous trading day if no sales occur on that date, at the closing sale price per share of our common stock.

(3) Since June 2013, our non-management director annual equity award is payable solely in RSUs. The following table sets forth the total number of outstanding RSUs (including vested but deferred RSUs for Mr. McCoy and Ms. Townsend) and stock options held by each non-management director as of December 31, 2021:

Name of Director	RSUs	Options
David P. Abney	4,500	—
Marcela E. Donadio	3,800	—
Robert W. Dudley	4,500	—
Gerald J. Ford	—	—
Hugh Grant	2,100	—
Lydia H. Kennard	3,800	—
Ryan M. Lance	2,500	—
Sara Grootwassink Lewis	3,800	—
Dustan E. McCoy	80,900	10,000
John J. Stephens	3,800	—
Frances Fragos Townsend	17,700	—

(4) Represent decreases in the actuarial present value of each director's accumulated benefit under the revised retirement plan (a reduction of $31,971 for Mr. McCoy and $412,229 for Mr. Ford) as calculated in accordance with Item 402 of Regulation S-K. As noted above, the director retirement plan was terminated in 2008 for any future directors.

(5) For Mr. McCoy, includes (a) $3,967 of interest credited on dividend equivalents on deferred RSUs during 2021 (beginning with RSU grants in 2015, interest credits on dividend equivalents are no longer provided) and (b) $1,134 representing the dollar value of life insurance premiums and the related tax reimbursement paid by the company pursuant to an arrangement assumed in 2007 in connection with our acquisition of Phelps Dodge. For Mr. Ford, represents amounts paid during 2021 following his retirement under our frozen retirement plan for non-management directors.

(6) Mr. Ford ceased serving as non-executive chairman of the board on February 2, 2021, and retired from the board at our 2021 annual meeting on June 8, 2021.

Executive Officer Compensation

2 | Proposal No. 2: Advisory Vote on the Compensation of Our Named Executive Officers

✓ **The board unanimously recommends that you vote FOR the approval, on an advisory basis, of the compensation of our named executive officers as disclosed in this proxy statement.**

The board is committed to excellence in governance and recognizes the interest our stockholders have in our executive compensation program. As part of that commitment and in accordance with Section 14A of the Exchange Act, our stockholders are being asked to approve an advisory resolution on the compensation of our named executive officers, as reported in this proxy statement.

This proposal, commonly known as the "say-on-pay" proposal, is advisory, which means that the vote on executive compensation is not binding on the company, the board, or the compensation committee of the board. Nonetheless, the board takes this vote and the opinions of our stockholders seriously and the compensation committee will evaluate the outcome of this vote in making future compensation decisions with respect to our named executive officers. The vote on this resolution is intended to address the company's overall compensation of our named executive officers and our compensation philosophy and practices, as described in this proxy statement.

We are asking our stockholders to indicate their support for the compensation of our named executive officers as described in this proxy statement by voting in favor of the following resolution:

RESOLVED, That the stockholders of Freeport-McMoRan Inc. approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed in the company's proxy statement for our 2022 annual meeting of stockholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosures provided in such proxy statement.

In considering how to vote on this proposal, we urge you to review the relevant disclosures in this proxy statement, particularly "Compensation Discussion and Analysis" below, which contains detailed information about our executive compensation program, including changes implemented over the last several years.

We currently hold our "say-on-pay" advisory vote every year. Accordingly, the next "say-on-pay" vote will occur at our 2023 annual meeting of stockholders.

Vote Required to Approve, on an Advisory Basis, the Compensation of Our Named Executive Officers

Approval of this proposal requires the affirmative vote of a majority of the common stock present in person or represented by proxy and entitled to vote thereon. See "Questions and Answers About the Proxy Materials, Annual Meeting and Voting" for more information.

Executive Officer Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, or CD&A, describes and analyzes our executive compensation philosophy and program in the context of the compensation paid during the last fiscal year to our CEO, our president and former CFO, and our two other executive officers during 2021 (collectively referred to as our NEOs). For reference, see the "Glossary of CD&A Terms" on page 52 for an explanation of certain terms used throughout the CD&A.

For 2021, our NEOs were:

Richard C. Adkerson

Chairman of the Board and Chief Executive Officer

Kathleen L. Quirk

President and Former Chief Financial Officer

Stephen T. Higgins

Senior Vice President and Chief Administrative Officer

Douglas N. Currault II

Senior Vice President and General Counsel

During 2021, we announced the expanded roles of certain members of our executive leadership team.

- **Chairman of the Board and Chief Executive Officer:** In February 2021, our board appointed Mr. Adkerson as chairman of the board in addition to his continued role as CEO. See "Board and Corporate Governance Matters – Board Structure" on page 31 for more information about our board leadership structure and the allocation of responsibilities between our chairman of the board and our lead independent director.

- **President:** In February 2021, Ms. Quirk assumed the role of president in addition to her continued role as CFO through February 2022. In this expanded leadership role, Ms. Quirk continues to broaden her responsibilities in all aspects of our business.

- **New Chief Financial Officer Effective March 2022:** In November 2021, we announced the appointment of Maree E. Robertson as senior vice president and CFO effective March 1, 2022. In this role, Ms. Robertson has assumed responsibility for our accounting, finance and tax functions, including financial reporting, operational accounting, internal controls, financial planning and analysis, treasury and risk management.

In May 2021, our board also designated two members of our senior leadership team – Steve Higgins and Douglas Currault – as executive officers of the company.

Executive Summary

2021 Performance Highlights



Strong Execution / Favorable Markets

Copper Sales ~19% Higher *(bns)*: 2020 — 3.2, 2021 — 3.8

Unit Net Cash Costs* ~9% Lower *($ per lb)*: 2020 — $1.48, 2021 — $1.34

Adjusted EBITDA* ~160% Higher *($ bns)*: 2020 — $4.2, 2021 — $10.9

Operating Cash Flows ~156% Higher *($ bns)*: 2020 — $3.0, 2021 — $7.7

Net Debt* ~$4.7 bn Lower *($ bns)*: 2020 — $6.1, 2021 — $1.4

* See Cautionary Statement

 **Financial**    **Operational**    **ESG**

Financial

- Strong financial results and substantial cash flow generation
- Achieved net debt target; reduction of $19 billion of net debt since year-end 2015
- Commenced implementation of performance-based payout framework
- Credit ratings upgraded to Investment Grade by Moody's and Fitch

Operational

- Successful ramp-up of Grasberg underground mines was a major strategic accomplishment
- Effective COVID-19 management protected workforce and enabled continued operations
- Effective supply chain management in challenging environment with minimal impact
- Significant year-over-year sales volume growth in copper (+19%) and gold (+59%)
- Advanced organic growth initiatives

ESG

- Advanced climate strategy, including announcement of net zero 2050 aspiration and adoption of GHG emissions intensity reduction for our PT-FI operations
- Awarded the Copper Mark for responsible production practices at 9 sites to date (including 4 in 2021 and 2 in early 2022)
- Strengthened board with six new independent directors

2021 Executive Officer Target Compensation Structure

In February 2021, in connection with Mr. Adkerson's appointment as chairman of the board and CEO, and Ms. Quirk's appointment as president, in addition to her continuing CFO responsibilities at the time, the committee increased the target compensation of each and determined that a greater percentage of Mr. Adkerson's target compensation should be allocated to performance-based compensation, as set forth in the table below. Messrs. Higgins and Currault, who were not designated as executive officers until May 2021, did not have a similar "target" compensation structure for 2021. Their individual awards are discussed later in this CD&A.

Executive	2021 Annual Base Salary	2021 Target Cash Annual Incentive	2021 Target LTIP Grant Date Value	Allocation of Target LTIP			2021 Total Target Direct Compensation
				PSUs	Options	RSUs	
Mr. Adkerson	$1,800,000	$2,700,000	$10,000,000	70%	15%	15%	$14,500,000
Ms. Quirk	1,000,000	1,500,000	4,500,000	50%	25%	25%	7,000,000

2021 Compensation Focused on Performance

Our executive compensation program is significantly performance-based – linking executive pay, company performance and results for stockholders – and is appropriately balanced between short- and long-term incentives. The primary components of our executive compensation program, which we collectively refer to as our executives' "direct compensation," are (1) base salary, (2) annual incentive awards and (3) long-term incentive awards. The annual incentive awards and long- term incentive awards, which provide variable, at-risk compensation, comprised 87% of our CEO's target direct compensation, with 77% of his total target compensation being based on measurable performance objectives and/or increases in our stock price.

2021 CEO Target Compensation Mix



Equity

10% RSUs
- Vest ratably over a three-year period following date of grant, and deliver value equal to the stock price on the vesting date

10% Options
- Vest ratably over a three-year period following date of grant, and deliver value only to the extent that our stock price appreciates above the price on the grant date

48% PSUs
- Payable in shares of stock after a three-year performance period based on achievement of ROI and relative TSR metrics
- Represent the largest component of our LTIP awards

77% Performance-Based

Cash

13% Base Salary
- Fixed cash compensation

19% AIP
- Annual variable cash compensation based on performance
- Formula-driven plan using pre-determined metrics to determine target and earned awards

Compensation Governance and Best Practices

Our executive compensation program is designed and managed by the independent compensation committee of our board. Structuring a compensation program is a complex process that includes weighing various possible incentives and associated risks, assessing the competitive environment for executive talent, and understanding the views and perspectives of various constituencies. In addition to seeking input from stockholders as noted below, the committee also seeks input from its independent compensation consultant and strives to incorporate compensation "best practices" into our program design.

We Are Committed To:

✔ **Responding to Stockholder Feedback** – we actively engage with our investors in order to understand our stockholders' views and perspectives regarding our executive compensation program and incorporate feedback. Most recently, the committee considered our stockholders' feedback when structuring our ESG metrics under our 2022 AIP.

✔ **Paying for Performance** – a significant portion of target direct compensation for our executive officers (77% for our CEO in 2021) is at-risk and tied to company performance and increases in our stock price.

✔ **Clawback Policy** – we may recover incentive awards paid based on restated financial statements under certain circumstances.

✔ **Assessing Compensation Risks** – we regularly assess the risk-reward balance of our compensation programs to mitigate undue risks.

✔ **Independent Advisors** – we engage the services of an independent compensation consultant.

✔ **Annual Say-on-Pay** – we conduct an annual say-on-pay vote to allow our stockholders to express their views on our executive compensation program every year.

✔ **Requiring Stock Ownership** – we require our executive officers and directors to maintain ownership of our securities through our stock ownership guidelines, with each of our CEO and our president required to maintain ownership equal to 6x his or her base salary.

We Reject:

✘ **Tax Gross-Ups** – we do not provide any tax gross-ups to our executive officers.

✘ **Single Trigger Vesting of Equity and Cash Payments** – our company's equity-based awards will only accelerate upon the recipient's actual or constructive termination of employment within one year of a change in control; similarly, change in control cash payments will only be payable upon the recipient's actual or constructive termination of employment within two or three years after a change in control, depending on the program.

✘ **Hedging of Company Stock** – we prohibit our executives and directors from entering into hedging arrangements with respect to our securities.

✘ **Excessive Pledging of Company Stock** – we limit the ability of our executives and directors to pledge our securities.

Stockholder Engagement and Say-on-Pay

We have a long history of seeking our stockholders' feedback regarding our practices, including our executive compensation program, and highly value the insights we receive through this open dialogue. Annually, we engage with our stockholders to ensure we understand their perspectives and expectations. Members of our board, including the chair of the committee, participate from time to time upon the request of certain stockholders.

During 2021, we sought meetings with stockholders representing 53% of our outstanding common stock, and engaged with stockholders representing 44% of our outstanding common stock. In these meetings, stockholders expressed overall satisfaction with our executive compensation program. The key compensation-related topic discussed during these engagements related to how we incorporate ESG in our executive compensation program. The committee considered our stockholders' views in structuring our 2022 AIP ESG metrics. See "Changes to 2022 AIP Performance Metrics" on page 47 for more information.

See "Stakeholder Engagement" on page 8 for a full description of our comprehensive engagement efforts.

Our stockholders also have the opportunity each year to cast an advisory "say-on-pay" vote on our NEO's compensation. At our 2021 annual meeting, our stockholders expressed support for our executive compensation program, with over 91% voting in support of our say-on-pay proposal.

Stockholder engagement and the outcome of our annual say-on-pay vote will continue to inform our compensation decisions. Our stockholders have the opportunity to vote on our executive compensation at the annual meeting (see Proposal No. 2 on page 38 for more information).



91%

voting in support of our say-on-pay proposal

Executive Compensation Philosophy

The fundamental principles of our company's executive compensation philosophy are to:



Pay for performance by linking most of our executive officers' pay to our long-term and short-term performance — 1

Align compensation with the interests of stockholders and our business strategy and key priorities — 2

Discourage imprudent risk-taking by avoiding undue emphasis on any one metric or short-term goal — 3

Provide a competitive level of compensation to retain key executive talent — 4

In order to achieve these goals, our committee believes that not only should a significant portion of the executive officers' compensation be performance-based, but also that such compensation should correspond to the key measures driving future growth and used by our stockholders in assessing our company's value.

Under our executive compensation program, the primary elements of the performance-based pay are: (a) awards under our AIP, which uses three categories of performance metrics: (1) financial, (2) operational, and (3) ESG, and (b) awards under our LTIP, which focus on our achievements with respect to ROI, a key financial metric, as well as relative TSR and stock price appreciation.

Principal Components of Executive Compensation

The principal components of our 2021 executive compensation program are summarized below:

2021 Executive Compensation Program

Compensation Component	Characteristics		2021 Actions / Results
Base Salary	• Fixed cash compensation • Set at competitive levels and used to attract and retain talent		**In connection with Mr. Adkerson's appointment as chairman of the board and Ms. Quirk's appointment as president, their salaries were increased in 2021, as discussed on page 45.**
AIP	• Annual variable cash compensation based on pre-established performance metrics • Formula-driven plan using the following metrics (weighted as indicated) to determine target and earned awards:		**Based on level of achievement of the performance metrics, the AIP payout was 132.2% of target, as discussed on page 45.**
	FINANCIAL • Consolidated adjusted EBITDA • Capital expenditures	**37.5%**	
	OPERATIONAL • Copper sales • Gold sales • Consolidated unit net cash costs	**37.5%**	
	ESG • Safety - TRIR • Sustainability	**25%**	
	• Annual cash awards capped at a multiple of base salary (target = 150% of base salary; maximum = 175% of target)		
LTIP	**PSUs** • Payable in shares of stock after a three-year performance period, all of which are at risk based on performance measured by a combination of achievement of ROI goals during the performance period and our relative TSR • PSU payout range is 0% to 225% of target depending on our achievement against the performance goals • Represent the largest component of our LTIP awards (70% for our CEO and 50% for our president) **RSUs** • Vest ratably over a three-year period following date of grant and provide retentive elements and alignment with stockholder interests **STOCK OPTIONS** • Vest ratably over a three-year period following date of grant, and deliver value only to the extent that our stock price appreciates above the price on the grant date		**2019-2021 PSUs paid out at 221.2% of target, as discussed on page 48.**

Base Salaries

How base salaries support our compensation philosophy and objectives:

✔ Helps us meet the objective of attracting and retaining the key executive talent needed to manage our business successfully.

✔ Represents the smallest portion of our executive officers' target compensation, reflecting our goal to allocate a significant majority of compensation to the performance-based elements of the total compensation package.

✔ Reflects our committee's judgment with respect to each executive officer's responsibilities, performance, and work experience as well as market data.

Prior to the base salary increases in connection with the senior leadership changes in February 2021, Mr. Adkerson's and Ms. Quirk's base salaries had not been increased since March 2017. In May 2020, in support of the company's efforts to reduce costs and conserve cash during the period of uncertainty resulting from low copper prices and the economic downturn in connection with the COVID-19 pandemic, senior management recommended and the committee approved a temporary 25% reduction in the base salaries of Mr. Adkerson and Ms. Quirk effective May 1, 2020, through the remainder of 2020. On January 1, 2021, their prior base salaries were reinstated and subsequently increased effective March 1, 2021 in connection with Mr. Adkerson's appointment as chairman of the board and CEO, and Ms. Quirk's expanded leadership role and appointment as president, in addition to her continuing CFO responsibilities at the time.

	2020 Base Salary	2021 Base Salary	Change (%)
Mr. Adkerson	$1,600,000	$1,800,000	12.5%
Ms. Quirk	800,000	1,000,000	25.0%
Mr. Higgins	450,000	500,000	11.1%
Mr. Currault	425,000	450,000	5.9%

Annual Incentive Program

Our AIP provides annual incentive opportunities for our executive officers. During 2021, only Mr. Adkerson and Ms. Quirk participated in the AIP, as they were our only two executive officers in February 2021 when the metrics and targets under the AIP were determined by the committee. Messrs. Higgins and Currault, who were designated executive officers in May 2021, participated in the PIAP for 2021, which is described below.

How the overall design of the AIP supports our compensation philosophy and objectives:

✔ Provides short-term performance-based cash awards to our executive officers, each of whose performance has a significant impact on our financial stability, profitability and future growth.

✔ Measures financial and operational metrics that reflect our annual business goals and objectives, as well as ESG metrics that promote critical goals directly aligned with our commitment to safety and to sustainable and responsible copper mining for all stakeholders.

✔ Closely aligns management and stockholder interests by focusing management on generating cash flows.

2021 Highlights: AIP

Payout Opportunities

• The target annual incentive award for each of Mr. Adkerson and Ms. Quirk was 150% of base salary.

• Annual cash incentive payments ranging from 50% of target for threshold performance to 175% of target for maximum performance, although the committee retained the discretion to reduce the payment to 0% of target.

Metrics and Goals - in February 2021, the committee chose

• Metrics and weightings designed to focus our executives' efforts on the critical elements of the company's strategic priorities for 2021 – focusing on production, cost and capital discipline, generating cash flows and alignment with key ESG commitments; and

• Target goals that were consistent with the company's disclosed plan for 2021 and that were rigorous in the context of our strategic priorities.

Results: Based on the company's performance relative to the pre-established goals, the executives **earned a payout amount equal to 132.2% of the target award**.

GENERAL STRUCTURE OF THE AIP AND RESULTS FOR 2021

For 2021, the committee established target performance goals under the AIP in three categories that it believes effectively measure the performance of the company, with each category accounting for a specific percentage of the target award. Within each category, the committee then chose specific metrics to measure performance.

Performance Category	Performance Metrics(*)	Threshold	Target	Maximum	Weighting	Weighted Payout as a % of Target	Link to Strategic Goals
Financial 37.5%	**Consolidated Adjusted EBITDA**(1) **($ in billions)**	$4.5	$7.0	$9.5 — **$11.0**	27.5%	48.1%	Generate cash flows
	Capital Expenditures ($ in billions)	$2.6	$2.3	$2.0 — **$1.7**	10%	17.5%	Focus on capital discipline
Operational 37.5%	**Copper Sales (billion pounds)**	3.3	**3.8**	4.3	20%	20.0%	Generate cash flows
	Gold Sales (million ounces)	1.1	1.3 — **1.4**	1.5	7.5%	10.3%	
	Consolidated Unit Net Cash Costs ($/pound)	$1.40 — **$1.34**	$1.25	$1.10	10%	7.0%	Operate efficiently and controlling production costs
ESG 25%	**Safety - TRIR**	0.86	**0.70** — 0.69	0.62	15%	14.6%	Align with our highest priority – safety of our people
	Sustainability (Scorecard)(2)	1	3 — **4.25**	5	10%	14.7%	Align with key ESG commitments
	Formulaic Performance Result Total					**132.2%**	

(1) See Annex A for information regarding the methodology we use to measure certain of the financial and operational performance metrics, including a reconciliation and other information regarding our calculation of consolidated adjusted EBITDA.

(2) See "Sustainability Scorecard" below.

Sustainability Scorecard



For 2021, the committee evaluated the sustainability component of the AIP relative to a scorecard measuring performance on pre-established quantitative and qualitative goals linked to our key ESG priorities for the year. Elements of our scorecard (scored from 1.0 to 5.0) included:

- **Environmental performance (5%)**, with reference to environmental events and penalties *(score – 5.0)*, tailings management, with reference to our progress towards implementation of the Global Industry Standard on Tailings Management *(score – 4.5)*, and climate, with reference to our progress toward advancing our climate strategy in line with recommendations of the TCFD and toward our Americas' 2030 GHG emissions reduction goal *(score – 4.0)*; and

- **Social responsibility (5%)**, with reference to progress in light of our inclusion and diversity goals *(score – 4.0)*, performance with respect to our company-wide goal of incurring zero gross human rights violations at our operations caused by employees or contractors as reported in our Annual Report on Sustainability *(score – 5.0)*, and investment in community programs *(score – 3.0)*.

Changes to 2022 AIP Performance Metrics. In February 2022, the committee established target performance goals for 2022 in the same three categories and with the same weightings used in 2021. With respect to the ESG category, the safety TRIR metric remains a critical component of our design and continues to comprise 15% of the ESG category. For 2022, we modified the sustainability metrics to add the Copper Mark in place of the environmental events and communities metrics and we also enhanced the goals associated with each sustainability metric, to align with our ongoing key ESG commitments and priorities, and to incorporate investor feedback and expectations. The Copper Mark is a comprehensive assurance framework designed to demonstrate the copper industry's responsible production practices. To achieve the Copper Mark, each site is required to complete an external assurance process to assess conformance with 32 ESG requirements.

PIAP AND RESULTS FOR 2021

The PIAP is our discretionary compensation program under which annual incentive awards are granted to senior management below the executive officer level. Under the PIAP, after the end of each calendar year a potential bonus pool is calculated, which is initially based on 1.25% of our operating cash flow (excluding working capital) for the year. Using this formula as a guide, along with other factors related to the business outcomes and accomplishments for the award year, the committee and executive management then determine an appropriate annual incentive award pool for participants. Individual annual incentive awards are then determined by executive management for participants based on multiple factors, including the participant's level of responsibility, experience, and individual performance during the year, along with individual and company-wide highlights and challenges taken into consideration. Messrs. Higgins and Currault, who were not designated as executive officers until May 2021, participated in this program for 2021. After the committee's review of the factors noted above, the committee approved 2021 annual incentive awards as follows: $850,000 for Mr. Higgins and $800,000 for Mr. Currault. Both Messrs. Higgins and Currault will participate in the AIP for 2022.

Long-Term Incentive Program

How our LTIP awards support our compensation philosophy and objectives

- ✔ Variable component of compensation intended to reward our executive officers for the company's success in achieving sustained, long-term profitability and increases in stock value.

- ✔ PSUs granted in February 2021 are earned based on achievement of cumulative ROI goals and relative TSR compared to our peers over a three-year performance period. This design directly links our executives' earnings to our performance and stockholders' returns.

- ✔ RSUs strengthen focus on stock price performance and encourage executive ownership of our stock.

- ✔ Stock options align our executives' interests with those of our stockholders, as the executive only receives value if our stock price increases from the date of grant.

2021 Highlights: LTIP

- For 2021, each of Mr. Adkerson's and Ms. Quirk's total target LTIP grant date value (as described on page 41) was allocated as follows:



Mr. Adkerson

15% Options
15% RSUs
70% PSUs

Ms. Quirk

25% Options
50% PSUs
25% RSUs

- For 2021, Messrs. Higgins and Currault received awards of RSUs and options under our long-term incentive program for senior management below the executive officer level. Under this program, the number of RSUs and options awarded is not based on a "target" award value, but instead is determined based on an officer's level within the organization and individual performance.

PSUs are payable in shares of common stock after a three-year performance period and are entirely at risk based on performance measured against cumulative ROI goals set at the beginning of the performance period and a relative TSR modifier.

- Cumulative ROI target for the 2021 PSUs is a range from 10% to 20%, with threshold goal equal to 6% and maximum goal equal to 30%, and corresponding payouts based on this metric ranging from 0% to 200% of the target award.
  - In establishing the ROI target for 2021-2023, which the committee believes represented a rigorous target, the committee considered the most recent three-year ROI average of 12.13% and the most recent five-year ROI average of 11.04%, the weighted average cost of capital, which was approximately 10%, and ROI forecasts at the time of the PSU award.
- The "TSR modifier" may increase or decrease the preliminary ROI payout by up to 25% of the target award based on our TSR over the performance period compared to the TSR of the eight-company performance peer group listed below.
  - Overall range of payout of the PSUs is 0% to 225% of the target award depending on achievement of the performance goals.

Freeport TSR Rank	Impact on Preliminary Earned PSUs
1-3	+25%
4-6	No Change
7-9	-25%

RSUs vest ratably over a three-year period following date of grant.

Stock Options vest ratably over a three-year period following date of grant and have a ten-year term.

SETTLEMENT OF 2019-2021 PSU AWARD

In February 2022, the committee certified the results of the PSUs granted in 2019 to our executive officers. These PSUs had a three-year performance period ending December 31, 2021, with vesting and payout based on performance measured against cumulative ROI goals during the performance period and the company's TSR compared to the TSR of our performance peer group (described below). Because our TSR ranked 1st relative to our peer group, the payout percentage was increased by 25%, resulting in the executive officers earning 221.2% of their target PSUs from 2019, as follows:

Grant Date	Three-Year Performance Period	ROI			% Earned Before TSR	TSR Peer Ranking	Award % Earned
		2019	2020	2021			
February 5, 2019	2019-2021	8.55%	11.69%	38.50%	196.2%	1st	**221.2%**

PSU PERFORMANCE PEER GROUP

The committee has used the following mining-focused peer group to compare our performance for purposes of the PSUs granted since 2016, and in early 2021 FW Cook and the committee confirmed that this group was still an appropriate comparator group for performance.

Anglo American plc	Rio Tinto plc
Antofagasta plc	Southern Copper Corporation
BHP Group Limited	Teck Resources Limited
Glencore plc	Vale S.A.

Personal Benefits and Perquisites

We also provide certain other personal benefits and perquisites to our executive officers to fulfill particular business purposes, which are primarily for efficiency and personal security. The committee continues to monitor these programs and may adjust them in the future as the committee deems appropriate. The personal benefits and perquisites currently offered are reflected in the "Summary Compensation Table." Most of these benefits are designed to safeguard our executives and increase travel efficiencies, thereby ensuring the executives' availability on short notice and enabling the executives to focus more time and energy on company matters and performance. Our committee also recognizes the high degree of integration between the personal and professional lives of our executive officers, and these benefits ensure the security of the company's proprietary information by enabling our executives to conduct business while traveling without concern that company information will be compromised.

Post-Termination Compensation

In addition to the compensation received by our executive officers during 2021 and benefits under our tax-qualified defined contribution plans, which we provide to all qualified employees, we also provide certain post-employment benefits to our executive officers, including a nonqualified defined contribution plan, as well as supplemental retirement plans and change of control and severance benefits.

Nonqualified Defined Contribution Plan

We maintain an unfunded supplemental nonqualified defined contribution plan (the SECAP) for the benefit of our executive officers, as well as other employees. The SECAP provides those employees whose earnings in a prior year were in excess of the dollar limit under the Internal Revenue Code the ability to defer up to 20% of their base salary after deferrals to the Employee Capital Accumulation Program (ECAP, our 401(k) plan) have ceased as a result of qualified plan limits. The purpose of the SECAP is to make total retirement benefits for our employees who earn over the qualified plan limits commensurate with those available to other employees as a percentage of pay. For more information regarding these benefits, see the section titled "Executive Officer Compensation – Executive Compensation Tables – Retirement Benefit Programs."

Supplemental Retirement Plans

We established an unfunded supplemental executive retirement plan (the SERP) for Mr. Adkerson in February 2004. The committee, advised by its independent compensation consultant at the time, approved the SERP, which was then recommended to and approved by our board. In addition, Mr. Higgins is a participant in the Freeport Minerals Corporation Supplemental Retirement Plan (SRP), which is an unfunded, supplemental retirement plan that we assumed in 2007 in connection with our acquisition of Phelps Dodge Corporation. The SRP was frozen effective December 31, 2008. For more information regarding these benefits, see the section titled "Executive Officer Compensation – Executive Compensation Tables – Retirement Benefit Programs."

Change in Control and Severance Benefits

In May 2020, the board adopted an updated executive change in control severance plan for eligible members of senior management, including Messrs. Adkerson, Higgins and Currault. In addition, Ms. Quirk's employment agreement provides her with contractual protections in the event of certain terminations of employment outside of the change in control context, as well as in connection with a change in control. We believe that severance protections, particularly in connection with a change in control transaction, can play a valuable role in attracting and retaining key executive officers by providing protections commonly provided in the market. In addition, we believe these benefits also serve the company's and stockholders' interests by promoting a continuity of management in the context of an actual or threatened change in control transaction. The existence of these arrangements does not impact our decisions regarding other components of our executive compensation program, although we consider these severance protections an important part of our executives' compensation packages.

We also do not believe that our executive officers should be entitled to receive cash severance benefits merely because a change in control transaction occurs. **The payment of cash severance benefits is only triggered by an actual or constructive termination of employment following a change in control (i.e., a "double trigger").** In addition, our LTIP awards granted to all employees, including the PSUs, RSUs and stock options granted to our executives, provide for accelerated vesting of the award following a change in control only if the recipient also experiences an actual or constructive termination of employment within one year after a change in control. **We do not provide excise tax gross-up protections under any change in control arrangements with our executive officers.**

For more information regarding these benefits, see the section titled "Executive Officer Compensation – Executive Compensation Tables – Potential Payments Upon Termination or Change in Control."

Compensation Processes and Policies

Role of Advisors

Beginning in 2020, our committee engaged FW Cook as its independent compensation consultant. Consistent with our committee's longstanding policy, FW Cook does not provide any services to the company's management. As required by SEC rules, the committee assessed the independence of FW Cook and concluded that its work does not raise any conflicts of interest. A representative of FW Cook attends meetings of our committee and communicates with our committee chair between meetings; however, our committee makes all decisions regarding the compensation of our executive officers. FW Cook provides various executive compensation services to our committee, including advising our committee on the principal aspects of our executive compensation program and evolving industry practices and providing market information and analysis regarding the competitiveness of our program design, as discussed in more detail below.

Stock Ownership

We believe that it is important for our executive officers to align their interests with the long-term interests of our stockholders. With that philosophy in mind, we have structured our compensation program to ensure that a portion of our executive officers' compensation is delivered in the form of equity.

Under our stock ownership guidelines, each of our executive officers is required to maintain ownership of company stock valued at a certain multiple of base salary. Shares that the executive has pledged, shares held by a spouse or children, and shares issuable upon the vesting of PSUs are not counted as shares "owned" for purposes of the guidelines. As of December 31, 2021, all of our NEOs exceeded their target ownership levels.

Executive	Current Ownership Requirement	Actual Ownership Level as of December 31, 2021 (Using 3-year trailing average stock price)
Mr. Adkerson	6x base salary	46x base salary
Ms. Quirk	6x base salary	27x base salary
Mr. Higgins	3x base salary	4x base salary
Mr. Currault	3x base salary	6x base salary

These ownership levels reflect the individual commitments of our executive officers to align their interests with those of our stockholders. For more information regarding these guidelines and the current stock holdings of our executive officers, please see the section titled "Stock Ownership."

Hedging and Pledging Policies

Our insider trading policy prohibits our executive officers and directors from entering into any hedging arrangements with respect to our securities. Specifically, the policy defines "insiders" as members of the board, our officers and certain employees and consultants who are likely to be in possession of material nonpublic information due to the nature of their work, and contains the following prohibition:

Transactions in publicly traded options are generally short-term in nature and may give the public the perception that insiders are not focused on the long-term performance of the Company. Certain forms of hedging transactions are complex, may be perceived negatively by the public and can present unique insider trading risks. Accordingly, insiders are prohibited from engaging in such transactions.

Our insider trading policy also limits the ability of our executives and directors to pledge our securities as follows:

- our securities may not be pledged as collateral for a margin loan;
- the executive or director must notify the company prior to execution of the pledge;
- the executive or director must establish that he or she has the financial capacity to repay the loan without resorting to the pledged securities; and
- any shares pledged will not be considered as owned for purposes of the stock ownership guidelines applicable to the executive or the director.

Compensation Clawback Policy

Our committee has adopted an incentive compensation clawback policy that would enable the company to clawback all or a portion of incentive compensation in the event an executive's misconduct causes the company to issue a restatement of its financial statements, to the extent that such executive's incentive compensation was based on the misstated financials. Our committee will amend the clawback policy, as needed, once the SEC adopts the final implementing rules regarding compensation clawbacks mandated by the Dodd-Frank Act.

Equity Grant Timing Practices

The committee's policy is to make annual equity awards under our LTIP at its first meeting of the year, which is usually held in late January or early February. This meeting is scheduled approximately twelve months in advance and targeted to fall within the window period following the release of the company's earnings for the fourth quarter of the previous year. To the extent the committee approves any out-of-cycle awards at other times during the year, such awards will be made during an open window period during which our executive officers and directors are generally permitted to trade company securities as long as they are not in possession of material nonpublic information regarding the company.

The terms of our stock incentive plan provide that the exercise price of each stock option cannot be less than the fair market value of a share of our common stock on the grant date. Pursuant to the committee's policies, for purposes of our stock incentive plan, the fair market value of our common stock is determined by reference to the closing quoted per share sale price of our common stock on the grant date. In addition, our stock incentive plan permits the committee to delegate to appropriate personnel its authority to make awards to employees other than those subject to Section 16 of the Exchange Act.

Our current equity grant policy provides that each of our CEO, president and chief administrative officer has authority to make or modify grants to such employees, subject to the following conditions:

- no grant may relate to more than 20,000 shares of our common stock if the award is a full-value award and not more than 40,000 shares if the award is an appreciation award;
- such grants must be approved during an open window period and must be approved in writing by such officer, the grant date being the date of such written approval or such later date set forth in the grant instrument;
- the exercise price of any options granted may not be less than the fair market value of our common stock on the date of grant; and
- any such grants must be reported to the committee at its next meeting.

Risks Arising from Compensation Policies and Practices

After completing the annual review of the company's compensation program, management and our committee believe that the risks arising from our compensation policies and practices for our employees, including our executive officers, are not reasonably likely to have a material adverse effect on the company. In reaching this conclusion, we have taken into account the purpose and structure of these programs and the following design elements of our compensation programs and policies: our balance and amount of annual and long-term compensation elements at the executive and management levels; our selection of performance metrics under our annual and long-term programs that focus our executives and management level employees on the critical elements of our strategic plans, which in turn drive performance; the multi-year vesting of equity awards and three-year performance period of our PSUs that promote focus on the long-term financial performance of our company; and bonus arrangements for most employees that are not guaranteed and are ultimately at the discretion of either our committee (for our executive officers and senior management) or senior management (for other employees). These features, as well as risk mitigation features such as our clawback policy and stock ownership requirements applicable to our executive officers, result in a compensation program that aligns our executives' interests with those of our stockholders and does not promote excessive risk-taking on the part of our executives or other employees.

Tax Considerations

The committee considers certain tax implications when designing our executive compensation programs and certain specific awards. However, the committee believes that stockholders' interests may best be served by offering compensation that is not fully deductible, where appropriate, to attract, retain and motivate talented executives. Accordingly, the committee has discretion to authorize compensation that does not qualify for income tax deductibility.

Glossary of CD&A Terms

AIP	annual incentive program		**PIAP**	performance incentive award program
committee	compensation committee		**PSU**	performance share unit
Dodd Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act		**ROI**	return on investment
			RSU	restricted stock unit
ECAP	employee capital accumulation program		**SEC**	Securities and Exchange Commission
ESG	environmental, social and governance		**SECAP**	supplemental executive capital accumulation plan
Exchange Act	Securities Exchange Act of 1934, as amended		**SERP**	supplemental executive retirement plan
FW Cook	Frederic W. Cook & Co., Inc.		**SRP**	supplemental retirement plan
GAAP	generally accepted accounting principles in the United States		**TRIR**	total reportable incident rate
			TSR	total stockholder return
LTIP	long-term incentive program			
NEO	named executive officer			

Compensation Committee Report

The compensation committee of the board has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, and based on such review and discussion, the compensation committee recommended to the board that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by the Compensation
Committee on April 12, 2022:

Dustan E. McCoy, Chair
David P. Abney
Hugh Grant[*]
Frances Fragos Townsend

(*) Mr. Grant joined the compensation committee effective February 8, 2022.

Executive Compensation Tables

The table below shows the total compensation paid to or earned by our NEOs. See "Executive Officer Compensation – Compensation Discussion and Analysis" for more information.

Summary Compensation Table

Name and Principal Position	Year	Salary[2]	Bonus[3]	Stock Awards[4]	Option Awards[5]	Non-Equity Incentive Plan Compensation[6]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[7]	All Other Compensation[8]	Total
Richard C. Adkerson Chairman of the Board and Chief Executive Officer	2021	$1,766,667	—	$8,483,475	$1,335,040	$3,569,400	$3,163,533	$793,779	$19,111,894
	2020	613,333	—	6,697,622	2,985,400	3,000,000	2,869,719	554,807	16,720,881
	2019	1,600,000	—	5,990,910	1,923,650	2,400,000	2,979,703	847,986	15,742,249
Kathleen L. Quirk President and Former Chief Financial Officer[1]	2021	966,667	—	3,349,605	1,001,280	1,983,000	—	148,502	7,449,054
	2020	306,667	—	3,346,607	993,560	1,750,000	—	75,491	6,472,325
	2019	800,000	—	2,995,455	961,825	1,400,000	27,752	120,613	6,305,645
Stephen T. Higgins Senior Vice President and Chief Administrative Officer	2021	491,667	$850,000	844,200	178,800	—	—	94,512	2,459,179
Douglas N. Currault II Senior Vice President and General Counsel	2021	445,833	800,000	844,200	178,800	—	—	83,337	2,352,170

(1) Ms. Quirk assumed the role of president in February 2021 and continued in her role as CFO through February 2022.

(2) For 2021, reflects salary increases effective March 1, 2021.

(3) Reflects annual incentive award payments to Messrs. Higgins and Currault under the PIAP, our discretionary compensation program under which annual incentive awards are granted to senior management below the executive officer level. Messrs. Higgins and Currault, who were designated as executive officers in May 2021, will participate in the AIP in 2022. See "Executive Officer Compensation – Compensation Discussion and Analysis" for more information.

(4) The amounts reported in the table for 2021 reflect the aggregate grant date fair value of the RSUs and PSUs awarded during 2021, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 718, as described in Annex B. The grant date value of the 2021 PSUs for each of the NEOs assuming maximum payout of the PSUs, and based on the closing stock price on the date of grant, is as follows: for Mr. Adkerson—$14,340,848, and for Ms. Quirk—$4,590,338. Messrs. Higgins and Currault did not receive PSUs in 2021. See "Executive Officer Compensation – Compensation Discussion and Analysis" for more information.

(5) Reflects the aggregate grant date fair value of the stock options granted to the NEOs in the year reflected, determined using the Black-Scholes-Merton option valuation model price, which was $11.92 per option in 2021. For information relating to the assumptions made by us in valuing the stock options granted to our NEOs, refer to Notes 1 and 10 of our financial statements in our 2021 Form 10-K.

(6) Reflects the annual incentive award payments received under our AIP as approved by the compensation committee based on the achievement of pre-established goals. See "Executive Officer Compensation – Compensation Discussion and Analysis" for more information.

(7) For 2021, represents the aggregate change in actuarial present value during 2021 of Mr. Adkerson's SERP benefit and Mr. Higgins' SRP benefit, which for Mr. Higgins was a decrease of $9,023. See "Retirement Benefit Programs" below for more information.

(8) The amounts reported for 2021 are detailed in the table below and reflect (a) all perquisites and other personal benefits; (b) amounts contributed by the company to defined contribution plans, which include amounts contributed to the ECAP and the nonqualified defined contribution plan; (c) the dollar value of life insurance premiums paid by the company; and (d) the dollar value of interest credited on dividend equivalents on outstanding RSUs (we discontinued crediting interest for awards granted after 2015).

The perquisites and other personal benefits reported in the table below include (a) personal financial and tax advice under the company's executive services program; (b) for Mr. Adkerson, personal use of fractionally owned company aircraft, which includes the hourly operating rate, fuel costs and incidental fees directly related to the flight; (c) allocated personnel costs and identity theft protection; (d) security services and use of company cars, which includes driver compensation and vehicle repair, maintenance, and fuel costs; (e) the company's premium payments for personal excess liability insurance; and (f) the company's premium payments for disability insurance. The amounts in the table reflect the incremental cost to the company.

Executive Officer Compensation

2021 All Other Compensation

Name	Perquisites and Other Personal Benefits						Additional All Other Compensation		
	Financial and Tax Advice	Aircraft Usage	Personnel and Other	Security and Cars	Personal Excess Liability Insurance Premiums	Disability Insurance Premiums	Plan Contributions	Life Insurance Premiums	Interest Credited on Dividend Equivalents
Mr. Adkerson	$20,000	$109,478	$12,719	$96,560	$5,704	$8,602	$401,700	$44,200	$94,816
Ms. Quirk	2,300	—	46	—	5,704	8,402	132,050	—	—
Mr. Higgins	15,000	—	46	—	5,704	9,462	64,300	—	—
Mr. Currault	15,000	—	676	—	4,442	8,044	55,175	—	—

2021 Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	All Other Option Awards: Number of Securities Underlying Options[4]	Exercise or Base Price of Option Awards[5]	Grant Date Fair Value of Stock and Option Awards
		Threshold	Target	Maximum	Threshold	Target	Maximum				
Richard C. Adkerson											
AIP	02/02/2021	$1,350,000	$2,700,000	$4,725,000	—	—	—	—	—	—	—
LTIP – PSUs	02/02/2021	—	—	—	56,625	226,500	509,625	—	—	—	$6,992,055
LTIP – RSUs	02/02/2021	—	—	—	—	—	—	53,000	—	—	1,491,420
LTIP – Options	02/02/2021	—	—	—	—	—	—	—	112,000	$28.14	1,335,040
Kathleen L. Quirk											
AIP	02/02/2021	750,000	1,500,000	2,625,000			—	—	—	—	—
LTIP – PSUs	02/02/2021	—	—	—	18,125	72,500	163,125	—	—	—	2,238,075
LTIP – RSUs	02/02/2021	—	—	—	—	—	—	39,500	—	—	1,111,530
LTIP – Options	02/02/2021	—	—	—	—	—	—	—	84,000	28.14	1,001,280
Stephen T. Higgins											
LTIP – RSUs	02/02/2021	—	—	—	—	—	—	30,000	—	—	844,200
LTIP – Options	02/02/2021	—	—	—	—	—	—	—	15,000	28.14	178,800
Douglas N. Currault II											
LTIP – RSUs	02/02/2021	—	—	—	—	—	—	30,000	—	—	844,200
LTIP – Options	02/02/2021	—	—	—	—	—	—	—	15,000	28.14	178,800

(1) For 2021, under the AIP, each NEO had a target award based on a multiple of salary, with the amount to be earned based on the company's performance relative to defined goals established by the compensation committee. The amounts reported represent the threshold, target and maximum possible annual cash incentive payments that could have been received by each NEO pursuant to the AIP for 2021. The amounts in the "Target" column were approved by the compensation committee and reflect 150% of base salary for Mr. Adkerson and Ms. Quirk, based on salaries approved in February 2021 and effective March 1, 2021. Achievement of the threshold level of performance would result in a payout of 50% of the target award, and maximum performance would result in a payout of 175% of target. See "Executive Officer Compensation – Compensation Discussion and Analysis" for more information.

(2) These awards represent PSUs awarded as part of our 2021 LTIP. Each PSU granted in 2021 represents a contingent right to receive shares of our common stock, with the final number of shares to be issued based on the company's level of achievement of a cumulative ROI metric and on our TSR compared to the TSR of our peer group during the three-year period ending on December 31, 2023. For the 2021 PSU awards, the NEOs will receive between 0% and 225% of the target PSU award based on achievement of applicable performance goals. See "Executive Officer Compensation – Compensation Discussion and Analysis" for more information.

(3) These awards represent RSUs awarded as part of our 2021 LTIP.

(4) These awards represent stock options awarded as part of our 2021 LTIP.

(5) The exercise price of the stock options granted by the company was determined by reference to the closing price of our common stock on the grant date.

Outstanding Equity Awards at December 31, 2021

	Option Awards					Stock Awards			
Name	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable[1]	Option Exercise Price[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[3]	Market Value of Shares or Units of Stock That Have Not Vested[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[4]
Richard C. Adkerson	02/06/12	330,000	—	$46.730	02/06/22	109,000	$4,548,570	1,514,380	$63,195,077
	01/29/13	450,000	—	35.010	01/29/23				
	02/04/14	335,000	—	30.940	02/04/24				
	02/03/15	580,000	—	18.980	02/03/25				
	02/06/18	255,000	—	18.740	02/06/28				
	02/05/19	—	131,667	11.870	02/05/29				
	02/04/20	—	421,666	12.040	02/04/30				
	02/02/21	—	112,000	28.140	02/02/31				
Kathleen L. Quirk	02/06/12	40,500	—	24.080	02/06/22	122,833	5,125,821	636,190	26,548,209
	02/06/12	110,000	—	46.730	02/06/22				
	01/29/13	150,000	—	35.010	01/29/23				
	02/04/14	220,000	—	30.940	02/04/24				
	02/03/15	380,000	—	18.980	02/03/25				
	02/07/17	257,000	—	15.520	02/07/27				
	02/06/18	127,500	—	18.740	02/06/28				
	02/05/19	131,667	65,833	11.870	02/05/29				
	02/04/20	70,167	140,333	12.040	02/04/30				
	02/02/21	—	84,000	28.140	02/02/31				
Stephen T. Higgins	02/06/12	45,000	—	46.73	02/06/22	80,000	3,338,400	—	—
	02/05/19	—	21,667	11.870	02/05/29				
	02/06/19	—	65,000	11.910	02/06/29				
	02/04/20	21,667	43,333	12.040	02/04/30				
	02/02/21	—	15,000	28.140	02/02/31				
Douglas N. Currault II	02/06/12	50,000	—	46.730	02/06/22	76,667	3,199,314	—	—
	01/29/13	50,000	—	35.010	01/29/23				
	02/04/14	25,000	—	30.940	02/04/24				
	02/06/18	30,000	—	18.740	02/06/28				
	02/05/19	33,333	16,667	11.870	02/05/29				
	02/06/19	—	50,000	11.910	02/06/29				
	02/04/20	21,667	43,333	12.040	02/04/30				
	02/02/21	—	15,000	28.140	02/02/31				

(1) The stock options granted prior to 2018 become exercisable in 25% annual increments on each of the first four anniversaries of the date of grant and have a term of 10 years. Beginning with grants in 2018, the stock options become exercisable in 33% annual increments on each of the first three anniversaries of the date of grant and have a term of 10 years. The unvested stock options will become immediately exercisable if there is a qualifying termination of employment following a change in control.

(2) The exercise price of the stock options granted by the company was determined by reference to the closing price of our common stock on the grant date.

(3) Represents time-vested RSUs, which will vest and be paid out in shares of our common stock, as set forth in the table below, provided the applicable service conditions are satisfied.

Executive Officer Compensation

Name	RSUs	Vesting Date
Mr. Adkerson	73,667	02/15/22
	17,666	02/15/23
	17,667	02/15/24
Ms. Quirk	68,833	02/15/22
	40,833	02/15/23
	13,167	02/15/24
Mr. Higgins	50,000	02/15/22
	20,000	02/15/23
	10,000	02/15/24
Mr. Currault	46,667	02/15/22
	20,000	02/15/23
	10,000	02/15/24

(4)   The market value of the unvested RSUs and PSUs reflected in this table was based on the $41.73 closing market price per share of our common stock on December 31, 2021.

(5)   The PSUs will vest following the end of the applicable performance period and be paid out in shares of our common stock based on satisfaction of the applicable performance goals. The NEOs will earn between 0% and 225% of the target PSU award based on the company's average ROI and its relative TSR compared to the TSR of the company's peer group over the three-year performance period. The number of units reported in the table above represent 221.2% payout with respect to the 2019 PSU awards and the target amount with respect to the 2020 and 2021 PSU awards. Messrs. Higgins and Currault did not have any outstanding PSU awards as of December 31, 2021.

Name	Grant Date	PSUs			Last Day of Performance Period
		Threshold[(*)]	Target	Maximum	
Mr. Adkerson	2/5/2019	91,250	365,000	821,250	12/31/21[(**)]
	2/4/2020	120,125	480,500	1,081,125	12/31/22
	2/2/2021	56,625	226,500	509,625	12/31/23
Ms. Quirk	2/5/2019	45,625	182,500	410,625	12/31/21[(**)]
	2/4/2020	40,000	160,000	360,000	12/31/22
	2/2/2021	18,125	72,500	163,125	12/31/23

(*)   Each executive may receive 25% of the target PSU award based on threshold achievement of the applicable performance goals.

(**)   In February 2022, the compensation committee certified a 221.2% payout with respect to the 2019 PSU awards.

2021 Option Exercises and Stock Vested

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Richard C. Adkerson	1,124,167	$24,798,792	466,580	$13,807,816
Kathleen L. Quirk	—	—	324,874	9,764,076
Stephen T. Higgins	330,833	6,213,391	13,667	426,820
Douglas N. Currault II	123,240	2,311,578	12,333	385,160

Retirement Benefit Programs

Nonqualified Defined Contribution Plan. We maintain an unfunded NQDC plan, for the benefit of our executive officers, as well as others. The NQDC plan provides those employees whose earnings in a prior year were in excess of the dollar limit under Section 401(a)(17) of the Internal Revenue Code the ability to defer up to 20% of their base salary after deferrals to the ECAP (our tax-qualified defined contribution plan or 401(k) plan) have ceased due to qualified plan limits. The company makes a matching contribution equal to each participant's deferrals in this NQDC plan and the ECAP limited to 5% of the participant's base salary. In addition, the company also makes enhanced contributions equal to 5% of eligible compensation (base salary plus 50% of annual incentive awards) in excess of qualified plan limits for each eligible employee, with employees who met certain age and service requirements in 2000 (including Mr. Adkerson) receiving an additional 5% contribution. Distribution is made in a lump sum as soon as practicable or if timely elected by the participant, on January 1st of the year following retirement, but no earlier than the date allowable under law following separation from service. The table below sets forth the balances under our NQDC plan as of December 31, 2021 for each NEO.

Deferred Restricted Stock Units. In connection with the termination of his employment agreement in December 2013, Mr. Adkerson received 1,000,000 RSUs, which represent the right to receive an equivalent number of shares of our common stock. The RSUs were vested at grant but payout of shares of our common stock is deferred until six months after Mr. Adkerson's retirement.

Nonqualified Deferred Compensation

Name	Plan	Executive Contributions in Last Fiscal Year[1]	Registrant Contributions in Last Fiscal Year[2]	Aggregate Earnings in Last Fiscal Year[3]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End[4]
Richard C. Adkerson	NQDC plan	$133,000	$363,200	$ 1,119,044	—	$35,247,506
	Deferred RSUs	—	—	16,029,816	—	44,832,798
Kathleen L. Quirk	NQDC plan	167,333	103,050	92,523	—	3,033,439
Stephen T. Higgins	NQDC plan	75,146	35,300	16,355	—	577,625
Douglas N. Currault II	NQDC plan	63,167	26,175	32,401	—	1,068,695

(1) The amounts reflected in this column are included in the "Salary" column for each NEO for 2021 reported in the "Summary Compensation Table."

(2) The amounts reflected in this column are included in the "All Other Compensation" column for each NEO for 2021 in the "Summary Compensation Table," although the "Plan Contributions" reflected in footnote (5) to that table also include contributions to the company's ECAP.

(3) The assets in the NQDC plan are treated as if invested to produce a rate of interest equal to the prime rate, as published in the Federal Reserve Statistical Report at the beginning of each month. For 2021, that rate of interest was 3.25% during the period from January 1, 2021 to December 31, 2021. With respect to Mr. Adkerson's deferred RSUs, the amount represents (a) the number of deferred RSUs multiplied by the change in the price of our common stock from December 31, 2020 ($26.02) to December 31, 2021 ($41.73) of $15,710,000, and (b) accrued dividend equivalents and interest (calculated using the prime rate) on those RSUs of $319,816.

(4) The following amounts reflected in this column were included in the 2020 "Total" compensation for each NEO in the "Summary Compensation Table": Mr. Adkerson – $191,225, and Ms. Quirk – $68,250. The following amounts reflected in this column were included in the 2019 "Total" compensation for each NEO in the "Summary Compensation Table": Mr. Adkerson – $779,753, and Ms. Quirk – $163,292.

Supplemental Executive Retirement Plan – Mr. Adkerson. In February 2004, we established an unfunded SERP for Mr. Adkerson. The compensation committee, advised by its independent compensation consultant at that time, approved the SERP, which was then recommended to and approved by the board. The SERP provides for benefits payable in the form of a 100% joint and survivor annuity, life annuity or an equivalent lump sum. Mr. Adkerson has elected to receive an equivalent lump sum payment. The annuity will equal a percentage of Mr. Adkerson's highest average base pay for any three of the five calendar years immediately preceding Mr. Adkerson's completion of 25 years of credited service, plus his average annual incentive awards for the same three years; provided that such average amount cannot exceed 200% of the average base pay. The percentage used in this calculation is 2% for each year of credited service for the company and its predecessor beginning in 1981, but capped at 25 years. Mr. Adkerson has attained 25 years of credited service and his annuity was fixed as of January 1st of the year in which he completed 25 years of credited service, and will only increase at retirement as a result of mortality and interest adjustments.

The SERP benefit is reduced by the value of all benefits from current and former retirement plans (qualified and nonqualified) sponsored by the company, by FM Services Company or by any predecessor employer (including our former parent company), except for benefits produced by accounts funded exclusively by deductions from the participant's pay. The amount provided in the table below reflects these reductions. As of December 31, 2021, Mr. Adkerson was 100% vested under the SERP.

Supplemental Retirement Plan – Mr. Higgins. Mr. Higgins is a participant in the SRP, which is an unfunded, supplemental retirement plan that we assumed in 2007 in connection with our acquisition of Phelps Dodge Corporation. Benefit accruals under the SRP were frozen effective December 31, 2008. Benefits are payable in the form of a life annuity, 25%, 50%, 75% and 100% joint and survivor annuity options, as specified by the participant. The benefit will be a monthly amount equal to the product of (1) the sum of 0.35% of the participant's final average monthly compensation in excess of his social security benefit and (2) years of service as of December 31, 2008, the date the SRP was frozen, determined without applying the Internal Revenue Code compensation and annual addition limitations. The SRP benefit is reduced by the participant's monthly retirement benefit under the qualified retirement plan. The SRP benefit is subject to a five-year cliff vesting schedule, and Mr. Higgins is 100% vested under the SRP.

Pension Benefits

Name	Plan Name	Number of Years Credited Service	Payments During Last Fiscal Year	Present Value of Accumulated Benefit
Richard C. Adkerson	Supplemental Executive Retirement Plan	25[1]	—	$45,881,957[2]
Stephen T. Higgins	Supplemental Retirement Plan	17.3	—	677,384[3]

(1) Represents the participant's years of service with the company and its predecessor, capped at 25 years.

(2) The accrued benefit was fixed as of January 1st of the year Mr. Adkerson attained 25 years of credited service, but will continue to increase year to year due to actuarial increases based on (a) an assumed 6% interest component, and (b) a mortality adjustment based on the IRS mortality table (as published in Revenue Ruling 2001-62) and defined under the SERP. These actuarial increases compensate for the fact that the benefit is expected to be paid over a shorter timeframe (i.e., life expectancy). The actuarially increased benefit is then present valued to reflect a lump sum payment.

(3) As of December 31, 2021, the accrued benefit under the SRP was fixed (benefit accruals were frozen as of December 31, 2008), but the present value of the benefit will be adjusted from year to year resulting from the passage of time and from changes in actuarial assumptions. As of December 31, 2021, the significant assumptions used in the actuarial valuation were a discount rate of 2.85% and the mortality table and mortality improvement scale assumptions. The mortality tables were developed in a similar manner to the Society of Actuaries tables that were published in 2014, but adjusted to remove projected mortality improvement after 2006 for purposes of applying an alternative projection of mortality improvement after that date, and further adjusted to reflect the company's historical mortality experience.

Potential Payments Upon Termination or Change in Control

Executive Change in Control Severance Plan. We maintain an executive change in control severance plan (the CIC Plan), which provides severance benefits to those executive officers not covered under existing agreements and other key members of senior management. Ms. Quirk is our only NEO who is not a participant in the CIC Plan. Under the CIC Plan, if a participant is terminated without cause or terminates for good reason during the two-year period following a change in control, he or she will be entitled to receive certain severance benefits.

A participant's severance benefits under the CIC Plan are based on the participant's level, and include:

- a lump sum cash payment, which for Mr. Adkerson is equal to three times the sum of his base salary plus average bonus for the three full fiscal years preceding the termination, and for each of Messrs. Higgins and Currault is equal to two times the sum of his base salary plus average bonus for the three full fiscal years preceding the termination;
- a prorated bonus based on his average bonus calculated in the year of termination and the number of days worked during the year of termination; and
- 18 months of health benefit continuation.

Payment of the severance benefits is contingent on the participant signing a general waiver and release agreement. The CIC Plan may be amended or terminated by the board in its discretion and the compensation committee has the ability to add or remove participants under the CIC Plan, including executive officers; provided, however, that any such action that has the effect of reducing or eliminating a participant's benefits under the CIC Plan is subject to limitations, including a 12-month delay in effectiveness.

Under the CIC Plan, "cause" is generally defined as the participant's (a) failure to perform substantially the participant's duties with the company, (b) felony conviction or entering of a guilty plea or plea of no contest, or (c) gross negligence or willful misconduct that is materially injurious to the company, including its reputation or business. "Good reason" is generally defined as (a) material diminution in the title, position, authority, duties or responsibilities of the participant or the person to whom the participant reports, (b) the assignment of any duties inconsistent in any material respect with the participant's position, authority, duties or responsibilities during the one-year period prior to the change in control, under the agreement, (c) failure to provide the participant with a total pay opportunity at least commensurate with the highest total pay opportunity available to the participant within the one-year period preceding the change in control, (d) failure by the company or its affiliates to comply with any of the provisions of the CIC Plan, (e) relocation of the participant's principal office to a location more than 50 miles from his or her current office location or requiring business travel on a more extensive basis, or (f) failure of the company to require a successor to assume its obligations under the CIC Plan.

See the footnotes to the "Potential Payments Upon Termination or Change in Control" table for more information.

Employment Agreement – Ms. Quirk. As of December 31, 2021, we had an employment agreement with Ms. Quirk, which was approved by our compensation committee and the board and which is described below. See "Executive Officer Compensation – Compensation Discussion and Analysis" for more information.

The employment agreement with Ms. Quirk provides for an annual base salary of at least $650,000 (her current annual base salary is $1,000,000) and provides that she is eligible to participate in our AIP. Ms. Quirk continues to be eligible for all other benefits and compensation generally provided to our most senior executives. The term of the agreement continues through January 1st, with automatic one-year extensions unless prior written notice is given by the compensation committee that it does not wish to extend the agreement. In the event of a change in control, the agreement will expire three years following the change in control. The agreement also contains non-competition, non-disclosure and other provisions intended to protect our interests if Ms. Quirk ceases to be employed by us.

In addition to the post-employment benefits provided under the company's retirement benefit programs described above, Ms. Quirk's employment agreement entitles her to the following additional benefits.

Severance Benefits. If, during the term of her employment agreement, we terminate Ms. Quirk's employment without cause or she terminates employment for good reason, she will be entitled to the following:

- payment of the amount of her base salary earned through the date of termination to the extent not previously paid and a pro rata annual incentive award for the year in which the termination of employment occurs, based on actual results under our AIP;
- a cash payment equal to three times the sum of (a) her base salary plus (b) the average of the annual incentive awards paid to her for the immediately preceding three years;
- continuation of insurance and welfare benefits for three years or until she accepts new employment, if earlier;
- acceleration of the vesting and payout of all outstanding stock options and RSUs; and
- under the PSU agreements, in the case of termination without cause, retention of outstanding PSUs, which will vest after the end of the applicable performance period based on the company's achievement of the performance goal.

Under Ms. Quirk's employment agreement, "cause" is generally defined as her (a) failure to perform substantially the executive's duties with the company, (b) material breach of her employment agreement, (c) felony conviction or entering of a guilty plea or plea of no contest, (d) unauthorized acts or omissions resulting in harm to the company, (e) commission of an act of dishonesty resulting in her enrichment at the expense of the company or (f) falsification of financial records. "Good reason" is generally defined as (a) any failure by the company to materially comply with any of the provisions of the employment agreement or (b) the assignment to Ms. Quirk of any duties inconsistent in any material respect with her position, authority, duties or responsibilities under the agreement.

If Ms. Quirk's employment terminates as a result of death, disability or retirement during the term of her employment agreement, she (or her estate, as applicable) will be entitled to receive the amount of her base salary earned through the termination date to the extent not previously paid, payment of a pro rata annual incentive award for the year of termination (based on actual results under our AIP) and, in the case of retirement, the continuation of insurance and welfare benefits for three years or until she accepts new employment, if earlier.

As a condition to receipt of these severance benefits, Ms. Quirk must retain in confidence all confidential information known to her concerning our business for a period of five years after termination. Ms. Quirk has agreed not to compete with us for a period of six months after termination of employment.

Executive Officer Compensation

Change in Control Severance Benefits. Ms. Quirk's employment agreement provides that the terms and conditions of her employment (including position, compensation and benefits) will not be adversely changed until the third anniversary of the change in control. If Ms. Quirk is terminated without "cause," as generally defined above, or if she terminates for "good reason" during the three-year period after a change in control, Ms. Quirk is generally entitled to receive the same payments and benefits that she would receive in the event of a similar termination under the employment agreement, described above, except that Ms. Quirk would receive a cash payment equal to three times the sum of her base salary plus the highest annual incentive award paid to her (rather than the average annual incentive award paid to her) for the immediately preceding three fiscal years. The term "good reason" includes the failure of the acquirer to provide the executive with substantially the same position, authority, duties and responsibilities held prior to the change in control, in addition to the reasons generally provided above. The confidentiality and non-competition provisions continue to apply after a change in control.

If employment terminates as a result of death, disability or retirement following a change in control, Ms. Quirk will receive the same benefits described above under "Severance Benefits" in the event of death, disability or retirement.

Equity-Based Incentive Awards – Impact of Termination of Employment and Change in Control. The terms of our outstanding equity-based incentive award agreements (which include PSUs, RSUs and options) generally provide that the subject award will be forfeited if the award recipient terminates employment prior to the vesting of the award, except under certain circumstances described below. In addition, a change in control alone will not automatically result in an acceleration of the vesting of outstanding awards.

Unless otherwise provided in a separate agreement, the following summarizes the effect of a termination of employment under certain scenarios on the outstanding equity-based incentives held by our NEOs:

- *Performance Share Units (PSUs)* – Upon a recipient's termination of employment due to death during the performance period of a PSU award, the award (and any related accrued dividend equivalents) will vest in full and pay out at the target level. If the termination of employment is due to disability, retirement or, at the discretion of the compensation committee, termination without cause, the award will not be forfeited nor accelerate, but will remain outstanding and vest following the end of the performance period, provided the applicable performance conditions are met. In the event of a change in control, outstanding PSUs will convert into an equivalent number of RSUs (at the target amount), which award (and any related accrued dividend equivalents) will vest on the earlier of the last day of the applicable performance period or the date the recipient is terminated without cause or terminates for good reason.

- *Restricted Stock Units (RSUs)* – Upon a recipient's termination due to death, any outstanding RSUs (and any related accrued dividend equivalents) will vest in full. If the termination is due to disability or retirement, any RSUs scheduled to vest within one year (and any related accrued dividend equivalents) will vest as of the termination of employment. In connection with a change in control, the RSUs (and any related accrued dividend equivalents) will vest in full if the recipient is terminated by the company without cause or terminates with good reason within one year of the change in control.

- *Stock Options* – Upon a recipient's termination due to disability or retirement, any unvested stock options scheduled to vest within one year will vest as of the termination of employment, and the holder will have the lesser of three years or the remaining term of the option to exercise. Upon a recipient's death the option will vest in full if not previously vested. In connection with a change in control, any unvested options will vest in full if the recipient is terminated by the company without cause or terminates with good reason within one year of the change in control.

The letter agreement between the company and Mr. Adkerson in December 2013 provides that with respect to Mr. Adkerson's equity-based incentive awards, he will receive retirement treatment as set forth in the applicable award agreement following any termination of employment, except a termination due to death or termination by the company for cause.

No Excise Tax Gross-Ups. We do not provide excise tax gross-up protections in any of our change in control arrangements with our executive officers. Under the CIC Plan and Ms. Quirk's employment agreement, if any part of the payments or benefits received by the executive in connection with a termination following a change in control constitutes an excess parachute payment under Section 4999 of the Internal Revenue Code, he or she will receive the greater of (a) the amount of such payments and benefits reduced so that none of the amount constitutes an excess parachute payment, net of income taxes, or (b) the amount of such payments and benefits, net of income taxes and net of excise taxes under Section 4999 of the Internal Revenue Code.

The following table quantifies the potential payments to our named executive officers under the contracts, arrangements or plans discussed above for various scenarios involving a change in control or termination of employment of each of our named executive officers.

In addition to the benefits identified, our named executive officers would be entitled to receive the retirement and pension benefits described above under "Retirement Benefit Programs" below and outstanding vested stock options, which amounts are reflected in footnote (4) to the "Potential Payments Upon Termination or Change in Control" table below.

In accordance with SEC rules, the information below assumes a termination date of December 31, 2021, and reflects the arrangements in effect at that time. We have used the closing price of our common stock of $41.73 on December 31, 2021, as reported on the NYSE, for purposes of calculating the value of the unvested and accelerated PSUs, RSUs, and options.

Potential Payments Upon Termination or Change in Control

Name	Lump Sum Payment	Options (Unvested and Accelerated)[1]	Restricted Stock Units (Unvested and Accelerated)[2]	Accumulated Dividends Payable on Accelerated RSUs	Performance Share Units (Unvested and Accelerated)[3]	Accumulated Dividends Payable on Accelerated PSUs	Health and Welfare Benefits	Total[4]
Richard C. Adkerson								
Retirement/Termination – Without Cause	0	$10,698,577	$3,074,110	$27,775	0	0	0	$13,800,462
Disability	0	10,698,577	3,074,110	27,775	0	0	0	13,800,462
Death	0	17,972,920	4,548,570	35,725	$29,503,110	$159,075	0	52,219,400
Qualifying Termination after Change in Control[5]	$15,460,800	17,972,920	4,548,570	35,725	29,503,110	159,075	$34,554	67,714,754
Kathleen L. Quirk								
Retirement	0	4,429,522	2,872,408	21,088	0	0	74,682	7,397,700
Disability	0	4,429,522	2,872,408	21,088	0	0	0	7,323,018
Death	0	7,273,820	5,125,821	33,237	9,702,225	52,313	0	22,187,416
Termination – Good Reason	5,651,600	7,273,820	5,125,821	33,237	0	0	74,682	18,159,160
Termination – Without Cause	5,651,600	7,273,820	5,125,821	33,237	0	0	74,682	18,159,160
Qualifying Termination after Change in Control[5][6]	8,250,000	7,273,820	5,125,821	33,237	9,702,225	52,313	74,682	30,512,098
Stephen T. Higgins								
Retirement	0	1,358,190	1,043,250	6,625	0	0	0	2,408,065
Disability	0	3,296,490	2,086,500	17,250	0	0	0	5,400,240
Death	0	4,075,683	3,338,400	24,000	0	0	0	7,438,083
Qualifying Termination after Change in Control[5]	2,600,000	4,075,683	3,338,400	24,000	0	0	58,446	10,096,529
Douglas N. Currault II								
Retirement	0	1,208,890	987,624	6,058	0	0	0	2,202,572
Disability	0	2,699,890	1,947,414	15,833	0	0	0	4,663,137
Death	0	3,479,083	3,199,314	22,583	0	0	0	6,700,980
Qualifying Termination after Change in Control[5]	2,400,000	3,479,083	3,199,314	22,583	0	0	55,743	9,156,723

(1) The values of the accelerated options were determined by multiplying (a) the difference between the December 31, 2021 closing price of our common stock and the applicable exercise price of each option, by (b) the number of unvested and accelerated options under each scenario.

(2) The values of the RSUs were determined by multiplying the December 31, 2021 closing price of our common stock by the number of RSUs to be vested under each scenario.

(3) The values of the PSUs in connection with death or a qualifying termination after a change in control were determined by multiplying the December 31, 2021 closing price of our common stock by the target number of PSUs with performance periods ending after December 31, 2021. No value is reflected for awards of PSUs in the event of termination upon retirement, disability, or for Mr. Adkerson, termination without cause, because the PSU agreements do not provide for automatic vesting of outstanding PSUs and the related dividend equivalent credits in those circumstances. Instead, the awards will remain outstanding through the performance period and vest if the applicable performance conditions are met. See the "Outstanding Equity Awards at December 31, 2021" table for more information.

(4)   In addition to the amounts reflected in this column, upon the occurrence of each event of termination listed in the table, each NEO would be entitled to the following additional benefits, as applicable: outstanding, in-the-money stock options that were vested at the time of termination, the executive's aggregate balance in the SECAP (as reflected on page 49), and, for Mr. Adkerson and Mr. Higgins, the present value of his SERP and SRP, respectively (as reflected on page 58). The aggregate value of these additional benefits for each of our NEOs, assuming a termination on December 31, 2021, is as follows: Mr. Adkerson – $107,145,379, Ms. Quirk – $31,457,094, Mr. Higgins – $1,898,302 and Mr. Currault – $4,002,762. These amounts do not include benefits under our ECAP or life insurance policies generally available to all employees. In addition to the standard life insurance policy generally available to employees, Mr. Adkerson has an executive life insurance policy providing for a death benefit of $1.5 million.

(5)   With respect to our equity awards, the agreements provide for the benefits described in the table following a change in control only if the recipient is terminated without cause or terminated with good reason within one year after the change in control. The amounts stated in the rows titled "Qualifying Termination after Change in Control" assume the full vesting of all outstanding options and RSUs and full vesting and payout at target for PSUs.

(6)   The total payments may be subject to reduction if such payments result in the imposition of an excise tax under Section 280G of the Internal Revenue Code.

CEO Pay Ratio

As required by the Dodd-Frank Act, and Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our median employee and the annual total compensation of our CEO. We believe the pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

We identified the median employee by examining the total earnings for the nine-month period ending September 30, 2020 for all individuals, excluding our CEO, who were employed by us and our consolidated subsidiaries on October 1, 2020, whether employed on a full-time, part-time, seasonal or temporary basis, with the following adjustments:

- As of October 1, 2020, our employee population consisted of 25,151 individuals, with 44% of these individuals located in the U.S., 28% located in Indonesia, 19% located in Peru, and the remaining 9% located in other foreign jurisdictions. To reduce administrative costs and as permitted by SEC rules, we have excluded from the calculation each foreign jurisdiction where we employ 200 or less individuals, namely the employees in each of Australia, Canada, China, the Democratic Republic of the Congo, Finland, Germany, Japan, the Netherlands, the Russian Federation, and the United Kingdom. This adjustment resulted in the exclusion from the calculation of approximately 500 total employees, representing approximately 2% of our employee population.

- With respect to permanent employees hired after January 1, 2020, we assumed for purposes of the calculation that those employees worked the full twelve-month period in 2020.

- With respect to employees in foreign jurisdictions, we applied a foreign currency to U.S. dollar exchange rate to the compensation paid in foreign currency based on the exchange rate as of December 31, 2020. We did not make any cost of living adjustments.

- Of the possible median employees, we selected the employee without atypical elements of pay in his or her earnings, such as disability payments or special earnings while on leave.

We calculated annual total compensation for our median employee using the same methodology we use for our named executive officers as set forth in the "Summary Compensation Table." The annual total compensation of our median employee (other than our CEO) for 2021 was $77,036. As disclosed in the "Summary Compensation Table," our CEO's annual total compensation for 2021 was $19,111,894. Based on the foregoing, our estimate of the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all other employees was 248 to 1. Given the different methodologies that various public companies use to determine an estimate of their pay ratio, the estimated ratio reported above should not be used as a basis for comparison between companies.

Audit Committee Matters

3 Proposal No. 3: Ratification of the Appointment of Ernst & Young LLP as our Independent Registered Public Accounting Firm for 2022

 **The Board unanimously recommends that you vote FOR the ratification of the appointment of Ernst & Young as our independent registered public accounting firm for 2022.**

The audit committee is responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the company's financial statements. In addition, the audit committee regularly considers the qualifications, independence, compensation and performance of the company's independent registered public accounting firm. In February 2022, the audit committee appointed Ernst & Young to serve as the company's independent registered public accounting firm for 2022. Although stockholder ratification is not required, this appointment is being submitted to the stockholders for ratification as a matter of good corporate governance. The audit committee pre-approves the scope of all audit, audit-related, tax and other services to be provided by Ernst & Young during the ensuing year and determines the appropriate funding to be provided by the company for payment of such services. The audit committee is also involved with the selection of the lead audit partner, who is limited to no more than five consecutive years in that role before the position must be rotated in accordance with SEC rules. Rotation of the lead audit partner occurred for the 2019 audit. Ernst & Young has been retained as the company's independent registered public accounting firm continuously since 2002.

The audit committee considers a number of factors in deciding whether to re-engage Ernst & Young as the independent registered public accounting firm, including an assessment of the firm's professional qualifications and resources. A change in the company's independent registered public accounting firm would require the company to replace one or more of the multinational service providers that perform non-audit services for the company and could significantly disrupt the company's business due to loss of cumulative knowledge in the service providers' areas of expertise. The audit committee and the board believe that the continued retention of Ernst & Young to serve as the company's independent registered public accounting firm is in the best interests of the company and its stockholders. If stockholders do not ratify this appointment, the audit committee will reconsider the appointment although it may determine the independent registered public accounting firm should continue. Even if stockholders ratify the appointment, the audit committee may, in its discretion, appoint a different independent registered public accounting firm at any time during the year if it believes such appointment is in the best interests of the company and the stockholders. A representative of Ernst & Young is expected to attend our 2022 annual meeting and will have an opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

Vote Required to Ratify the Appointment of Ernst & Young LLP as our Independent Registered Public Accounting Firm for 2022

Approval of this proposal requires the affirmative vote of a majority of the common stock present in person or represented by proxy and entitled to vote thereon. See "Questions and Answers About the Proxy Materials, Annual Meeting and Voting" for more information.

Audit Committee Report

The audit committee is currently comprised of four directors. The board has determined that each member of the audit committee has no material relationship with the company and that each is independent and financially literate under the listing standards of the NYSE and under the SEC's standards relating to independence of audit committees. The board has determined that each of Messrs. Abney and Stephens and Ms. Lewis qualifies as an "audit committee financial expert," as such term is defined by the rules of the SEC.

We, the audit committee, operate under a written charter approved by the committee and adopted by the board. Our primary function is to assist the board in fulfilling the board's oversight responsibilities relating to (1) the effectiveness of the company's internal control over financial reporting, (2) the integrity of the company's financial statements, (3) the company's compliance with legal and regulatory requirements, (4) the qualifications and independence of the company's independent registered public accounting firm, and (5) the performance of the company's independent registered public accounting firm and internal audit firm. We are also responsible for reviewing and discussing with management, our internal audit firm and our independent registered public accounting firm, the company's major financial risk exposures, and the steps management has taken to monitor and control such exposures, including the company's risk assessment and risk management policies.

We oversee the company's financial reporting process on behalf of the board. Our responsibility is to monitor this process, but we are not responsible for (1) developing and consistently applying the company's accounting principles and practices, preparing and maintaining the integrity of the company's financial statements and maintaining an appropriate system of internal controls; or (2) auditing the company's financial statements and the effectiveness of internal control over financial reporting, and reviewing the company's unaudited interim financial statements. Those are the responsibilities of management and the company's independent registered public accounting firm, respectively.

During 2021, management assessed the effectiveness of the company's system of internal control over financial reporting in connection with the company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We reviewed and discussed with management, Deloitte & Touche LLP, the company's internal audit firm (Deloitte & Touche), and Ernst & Young, LLP, the company's independent registered public accounting firm (Ernst & Young), management's report on internal control over financial reporting and Ernst & Young's report on their audit of the company's internal control over financial reporting as of December 31, 2021, both of which are included in our 2021 Form 10-K. We also reviewed and discussed with Ernst & Young any critical audit matters identified during the audit of the company's financial statements.

Appointment of Independent Registered Public Accounting Firm; Financial Statement Review

In February 2021, in accordance with our charter, we appointed Ernst & Young as the company's independent registered public accounting firm for 2021. We have reviewed and discussed the company's audited financial statements for the year 2021 with management and Ernst & Young. Management represented to us that the audited financial statements fairly present, in all material respects, the financial condition, results of operations and cash flows of the company as of and for the periods presented in the financial statements in accordance with accounting principles generally accepted in the U.S., and Ernst & Young provided an audit opinion to the same effect.

We have received from Ernst & Young the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board (PCAOB) regarding the independent accountant's communications with the audit committee concerning independence, and we have discussed with Ernst & Young their independence. We have also discussed with Ernst & Young the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

In addition, we have discussed with Ernst & Young the overall scope and plans for their audit, and have met with them and management to discuss the results of their examination, their understanding and evaluation of the company's internal controls as they considered necessary to support their opinions on the financial statements and on the internal control over financial reporting for the year 2021, and various factors affecting the overall quality of accounting principles applied in the company's financial reporting. Ernst & Young also met with us without management being present to discuss these matters.

In reliance on these reviews and discussions, we recommended to the board, and the board approved, the inclusion of the audited financial statements referred to above in our 2021 Form 10-K.

Internal Audit

We also review the company's internal audit function, including the selection of the company's internal audit firm. In February 2021, in accordance with our charter, we appointed Deloitte & Touche as the company's internal audit firm for 2021. We have discussed with Deloitte & Touche the scope of their audit plan, and have met with them to discuss the results of their reviews, their review of management's documentation, testing and evaluation of the company's system of internal control over financial reporting, any difficulties or disputes with management encountered during the course of their reviews and other matters relating to the internal audit process. The internal audit firm also met with us without management being present to discuss these matters.

Dated: April 12, 2022

John J. Stephens, Chair
David P. Abney
Sara Grootwassink Lewis
Dustan E. McCoy

Independent Registered Public Accounting Firm

Fees and Related Disclosures for Accounting Services

The following table discloses the fees for professional services provided by Ernst & Young in each of the last two fiscal years:

	2021	2020
Audit Fees[1]	$11,413,000	$11,800,000
Audit-Related Fees[2]	483,000	532,000
Tax Fees[3]	250,000	403,000
All Other Fees[4]	114,000	102,000

(1)   Audit Fees were primarily for professional services rendered for the audits of the consolidated financial statements and internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the review of documents filed with the SEC, consents, comfort letters and financial accounting and reporting consultations.

(2)   Audit-Related Fees were primarily for professional services rendered in connection with various accounting consultations, transaction related matters, and other attest services.

(3)   Tax Fees were for professional services related to general tax consultation, transfer pricing, tax compliance and international tax matters.

(4)   All Other Fees were primarily for trainings and the use of Ernst & Young's proprietary research tool.

The audit committee has determined that the provision of the services described above is compatible with maintaining the independence of our independent registered public accounting firm.

Audit Committee Pre-Approval Policies and Procedures

The audit committee's policy is to pre-approve all audit, audit-related, tax and permitted non-audit services to be provided by our independent registered public accounting firm. In accordance with that policy, the committee annually pre-approves a list of specific services and categories of services, including audit, audit-related, tax and other services, for the upcoming or current fiscal year, subject to specified cost levels. Any service that is not included in the approved list of services must be separately pre-approved by the audit committee. In addition, if fees for any service exceed the amount that has been pre-approved, then payment of additional fees for such service must be specifically pre-approved by the audit committee; however, any proposed service that has an anticipated or additional cost of no more than $30,000 may be pre-approved by the chair of the audit committee, provided that the total anticipated costs of all such projects pre-approved by the chair during any fiscal quarter does not exceed $60,000.

At each regularly scheduled audit committee meeting, management updates the committee on (1) the scope and anticipated cost of any services pre-approved by the chair since the last meeting of the committee and (2) the pre-approved fees for each service or group of services being provided by our independent registered public accounting firm. Each service provided by our independent registered public accounting firm has been approved in advance by the audit committee, and none of those services required use of the de minimis exception to pre-approval contained in the SEC's rules.

Stock Ownership

Director and Executive Officer Stock Ownership Guidelines

To promote greater alignment with our stockholders and reinforce the importance of stock ownership and long-term focus, we have stock ownership guidelines applicable to our non-management directors and executive officers.

6x base salary for CEO and president

5x annual fee (currently $125,000) for non-management directors

3x base salary for other executive officers

The value of the stock ownership is calculated based on the three-year trailing average month-end stock price. Shares of our common stock currently owned and not pledged, including shares issuable upon the vesting of outstanding time-vested RSUs and shares held in employee benefit plans and individual retirement accounts, count as stock owned for purposes of the stock ownership guidelines. Shares held in trust may also be included; however, due to the complexities of the trust laws, the decision to include the shares is made on a case-by-case basis after reviewing the nature of the specific trust involved and considering whether the individual has maintained a pecuniary interest in the shares. Common stock underlying PSUs and other performance-based equity awards will not be counted towards the target ownership level until such shares are earned and issued, nor will shares owned on behalf of a spouse or children.

Until the target ownership level is met, executive officers shall retain 50% of the net, after-tax shares of Freeport common stock received in connection with any equity-based awards granted by Freeport, and non-management directors shall retain 100% of the shares of Freeport common stock they receive in connection with any equity-based awards granted by Freeport. Once the target ownership level is met, such executive officers and non-management directors are free to sell Freeport shares in accordance with the requirements of Freeport's Insider Trading Policy, as applicable, provided their holdings do not fall below the target ownership level. If, after achieving the applicable target level of ownership, an executive officer or non-management director subsequently falls out of compliance with these guidelines (including as a result of a decline in our stock price), the applicable retention requirement described above will once again apply. As of the record date, all of our named executive officers and all of our non-management directors except for our six newest directors, who all joined the board during 2021, exceeded their target ownership levels.

Stock Ownership of Directors and Executive Officers

We believe that it is important for our directors and executive officers to align their interests with the long-term interests of our stockholders. We encourage stock accumulation through the grant of equity incentives to our directors and executive officers and through stock ownership guidelines applicable to our directors and executive officers.

The table below shows the amount of our common stock beneficially owned as of April 12, 2022, by each of our current directors, our director nominees, our named executive officers (NEOs), and our current executive officers and directors as a group. Unless otherwise indicated, all shares shown in the table below are held with sole voting and investment power.

Name of Beneficial Owner	Number of Shares Not Subject to Exercisable Options or Vesting of RSUs	Number of Shares Subject to Exercisable Options[1]	Number of Shares Subject to Vesting of RSUs[1]	Total Number of Shares Beneficially Owned[2]	Percent of Class[3]
David P. Abney	700	—	3,800	4,500	*
Richard C. Adkerson	3,779,319	1,999,834	1,000,000	6,779,153[4]	*
Douglas N. Currault II	94,932	253,333	—	348,265	*
Marcela E. Donadio	—	—	—	—	*
Robert W. Dudley	700	—	3,800	4,500	*
Hugh Grant	748	—	—	748	*

Name of Beneficial Owner	Number of Shares Not Subject to Exercisable Options or Vesting of RSUs	Number of Shares Subject to Exercisable Options[1]	Number of Shares Subject to Vesting of RSUs[1]	Total Number of Shares Beneficially Owned[2]	Percent of Class[3]
Stephen T. Higgins	64,630	135,000	—	199,630[5]	*
Lydia H. Kennard	102,000	—	3,800	105,800	*
Ryan M. Lance	1,422	—	—	1,422	*
Sara Grootwassink Lewis	2,500	—	—	2,500	*
Dustan E. McCoy	51,700	10,000	80,900	142,600	*
Kathleen L. Quirk	1,486,288	1,120,333	—	2,606,621	*
John J. Stephens	83,510	—	3,800	87,310[6]	*
Frances Fragos Townsend	89,170	—	17,700	106,870	*
Current directors and executive officers as a group (15 persons)[7]	5,757,619	3,518,500	1,113,800	10,389,919	*

(*) Ownership is less than 1%.

(1) Reflects our common stock that could be acquired within sixty days of the record date upon the exercise of options, vesting of RSUs, and the termination of deferrals on previously vested RSUs.

(2) In addition to the RSUs included in "Number of Shares Subject to Vesting of RSUs," each beneficial owner holds the following unvested RSUs and unvested PSUs, which are not included in the table above because they do not vest within sixty days of the record date.

Name of Beneficial Owner	Number of Shares Subject to Unvested RSUs	Number of Shares Subject to Unvested PSUs (Target level)
David P. Abney	—	—
Richard C. Adkerson	106,333	909,500
Douglas N. Currault II	41,500	15,500
Marcela E. Donadio	3,800	—
Robert W. Dudley	—	—
Hugh Grant	2,100	—
Stephen T. Higgins	43,500	17,500
Lydia H. Kennard	—	—
Ryan M. Lance	2,500	—
Sara Grootwassink Lewis	3,800	—
Dustan E. McCoy	—	—
Kathleen L. Quirk	121,000	351,500
John J. Stephens	—	—
Frances Fragos Townsend	—	—
Current directors and executive officers as a group (15 persons)	373,033	1,312,500

See "Director Compensation" and "Executive Officer Compensation – Compensation Discussion and Analysis," and the "2021 Grants of Plan-Based Awards" for more information.

(3) Based on 1,450,259,512 shares of our common stock outstanding as of April 12, 2022.

(4) Includes (a) 192,330 shares held in his individual retirement account (IRA), (b) 1,101,094 shares held in trusts, and (c) 476,980 shares held in a foundation with respect to which Mr. Adkerson, as a member of the board of trustees, shares voting and investment power, but as to which he disclaims beneficial ownership. Total number of shares beneficially owned includes the 1,000,000 shares underlying the RSUs awarded in December 2013, which Mr. Adkerson will receive six months after his retirement and which were fully vested at grant.

(5) Includes (a) 16,654 shares held through our Employee Capital Accumulation Program (ECAP), which is the company's tax-qualified defined contribution plan, and (b) 47,976 shares held in a family trust.

(6) Includes 45,000 shares held by a family limited partnership.

(7) Maree E. Robertson joined the company in March 2022 as senior vice president and CFO. Accordingly, she is included in our current directors and executive officers as a group.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of our common stock to file reports of their ownership and changes in ownership of our common stock with the SEC. Based solely on our review of such reports as filed with the SEC and written representations from our officers and directors that no other reports were required for those persons, we believe that all of our officers, directors and greater than 10% stockholders timely complied with the filing requirements applicable to such persons for the year ended December 31, 2021, except that shortly after his appointment to the board, Mr. Lance inadvertently failed to timely report a transaction completed on November 23, 2021 due to an administrative error, which was subsequently reported on a Form 4 filed on December 3, 2021.

Hedging and Pledging Policies

Our insider trading policy prohibits our executives and directors from entering into any hedging arrangements with respect to our securities and limits the ability of our executives and directors to pledge our securities. See "Executive Officer Compensation – Compensation Discussion and Analysis" for more information.

Stock Ownership of Certain Beneficial Owners

The table below shows persons known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock as of April 12, 2022.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares[1]
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	114,741,622[2]	7.9%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	109,683,594[3]	7.6%
FMR LLC 245 Summer Street Boston, MA 02210	105,577,122[4]	7.3%
Capital Research Global Investors 333 South Hope Street 55th Floor Los Angeles, CA 90071	73,817,050[5]	5.1%

(1) Based on 1,450,259,512 shares of our common stock outstanding as of April 12, 2022.

(2) Based on Amendment No. 7 to Schedule 13G filed with the SEC on February 9, 2022 by The Vanguard Group on its own behalf and on behalf of its subsidiaries identified therein, reflecting beneficial ownership as of December 31, 2021. The Schedule 13G/A reflects 108,960,696 shares held with sole dispositive power, 5,780,926 shares held with shared dispositive power, 2,304,282 shares held with shared voting power and no shares held with sole voting power.

(3) Based on Amendment No. 12 to Schedule 13G filed with the SEC on March 11, 2022 by BlackRock, Inc. on its own behalf and on behalf of its subsidiaries identified therein, reflecting beneficial ownership as of December 31, 2021. The Schedule 13G/A reflects 109,683,594 shares held with sole dispositive power, 989,721,117 shares held with sole voting power and no shares held with shared dispositive or voting power.

(4) Based on the Schedule 13G filed with the SEC on February 9, 2022 by FMR LLC on its own behalf and on behalf of its subsidiaries and affiliates identified therein, reflecting beneficial ownership as of December 31, 2021. The Schedule 13G reflects 105,577,122 shares held with sole dispositive power, 20,932,595 shares held with sole voting power and no shares held with shared dispositive or voting power.

(5) Based on the Schedule 13G filed with the SEC on February 11, 2022 by Capital Research Global Investors on its own behalf and on behalf of its subsidiaries identified therein, reflecting beneficial ownership as of December 31, 2021. The Schedule 13G reflects 73,817,050 shares held with sole dispositive power, 73,813,272 shares held with sole voting power and no shares held with shared dispositive or voting power.

Questions and Answers About the Proxy Materials, Annual Meeting and Voting

Why am I receiving these proxy materials?

The board, on behalf of Freeport-McMoRan Inc., is soliciting your proxy to vote at our 2022 annual meeting of stockholders because you owned shares of our common stock at the close of business on April 12, 2022, the record date for the annual meeting, and, therefore, are entitled to vote at the annual meeting. This proxy statement and our 2021 annual report, is being made available to our stockholders on or about April 21, 2022. This proxy statement summarizes the information that you need to know in order to cast your vote. **Stockholders are encouraged to submit proxies and voting instructions in advance of the meeting by internet or phone, or by signing, dating and returning a proxy card (if received by mail), as early as possible to avoid any possible delays.**

Why did I receive a notice of internet availability of proxy materials instead of a full set of proxy materials?

In accordance with the rules of the SEC, we are permitted to furnish proxy materials, including this proxy statement and our 2021 annual report, to stockholders by providing access to these documents on the internet instead of mailing printed copies. Most stockholders will not receive printed copies of the proxy materials unless requested. Instead, the notice of internet availability of proxy materials provides instructions on how to access and review the proxy materials on the internet. The notice also provides instructions on how to submit your proxy and voting instructions via the internet. If you would like to receive a printed or email copy of our proxy materials, please follow the instructions provided in the notice to request the materials.

If you are a stockholder of record and you previously requested to receive printed copies of proxy materials, we strongly encourage you to sign up for electronic delivery of future proxy materials. Opting to receive your proxy materials electronically will reduce the costs incurred by the company to print and mail your proxy materials, provide you with fast access to your proxy materials and help us further our sustainable practices. You can request to receive future proxy materials electronically by signing up at *www.envisionreports.com/FCX*.

If you are a beneficial holder, please contact your bank, broker, trustee or other nominee for instruction on how to opt into electronic delivery of proxy materials.

When and where will the annual meeting be held?

This year's annual meeting will be a virtual meeting of stockholders conducted exclusively via a live audio webcast, accessible at *www.meetnow.global/FCX2022*. Although no physical in-person meeting will be held, we have designed the format of our virtual annual meeting to ensure that our stockholders who join the virtual annual meeting will be afforded similar rights and opportunities to participate as they would at an in-person meeting. Stockholders will be able to submit questions online before and during the meeting, providing them with the opportunity for meaningful engagement with the company.

The virtual annual meeting will begin promptly at 1:00 p.m., Eastern Time, on Thursday, June 9, 2022. Online access to the audio webcast will open 15 minutes prior to the start of the annual meeting. Stockholders are encouraged to access the annual meeting prior to the start time and allow ample time to log into the audio webcast and test their computer systems.

How can I join and participate in the virtual annual meeting?

Stockholders are encouraged to submit proxies and voting instructions in advance of the meeting by internet or phone, or by signing, dating and returning a proxy card (if received by mail), as early as possible to avoid any possible delays. All stockholders are entitled to join the virtual annual meeting; however, you are entitled to participate (meaning vote, view the list of stockholders of record and submit questions) at the annual meeting only if you were a stockholder of record of the company at the close of business on the record date, or if you were a beneficial owner as of the record date and you register in advance in accordance with the instructions below.

Stockholders of Record

If you were a stockholder of record at the close of business on the record date (i.e., you hold your shares registered in your name through our transfer agent, Computershare), you can join and participate in the virtual annual meeting by accessing *www.meetnow.global/FCX2022* and selecting "Join Meeting Now" and then "Stockholder." Enter your control number shown on the notice of internet availability or proxy card (if received by mail). If you cannot locate your notice of internet availability or proxy card but would still like to join the annual meeting, you can request your control number by contacting Computershare at 1-800-953-2493 on or before 5:00 p.m. Eastern Time on Wednesday, June 8, 2022, or you can join as a guest by selecting "Join Meeting Now" and then "Guest." Guests will not be allowed to vote or submit questions at the annual meeting.

Beneficial Owners

If your shares of our common stock are held in "street name," meaning a bank, broker, trustee or other nominee is the stockholder of record of your shares, you must register in advance to join and participate in the virtual annual meeting.

To register in advance, you must first obtain a legal proxy from your bank, broker, trustee or other nominee. Note that it can take up to two weeks to obtain a legal proxy from your broker, bank, trustee or other nominee. Beneficial owners interested in participating in the annual meeting should follow the instructions from your broker, bank, trustee or other nominee included with your voting instruction form or contact your broker, bank, trustee or other nominee to request a legal proxy.

Once you have received a legal proxy from your bank, broker, trustee or other nominee, you must submit proof of your legal proxy reflecting your company holdings along with your name and email address to our transfer agent, Computershare. Please forward the email from your broker or attach an image or scan of your legal proxy to Computershare at *legalproxy@computershare.com*, with "Legal Proxy" noted in the subject line, or mail proof of your legal proxy to: *Computershare, Freeport McMoRan Inc. Legal Proxy, P.O. Box 43001, Providence, RI 02940*. Please note that the voting instruction form or notice regarding the availability of proxy materials you received with respect to the annual meeting is not a legal proxy. If you do request a legal proxy from your bank, broker, trustee or other nominee, the issuance of the legal proxy will invalidate any prior voting instructions you have given and will prevent you from giving any further voting instructions to your bank, broker, trustee or other nominee to vote on your behalf. You will be responsible for voting your shares and will only be able to vote prior to or at the annual meeting as described above for "Stockholders of Record."

Requests for registration must be received by Computershare no later than 5:00 p.m., Eastern Time, on Monday, June 6, 2022. Upon receipt of your valid legal proxy, Computershare will provide you with a control number by email. Once provided, you can join and participate in the virtual annual meeting by accessing *www.meetnow.global/FCX2022* and selecting "Join Meeting Now" and then "Stockholder." Enter the control number provided by Computershare. If you do not have a legal proxy but would still like to join the annual meeting, you can join as a guest by selecting "Join Meeting Now" and then "Guest." Guests will not be allowed to vote or submit questions at the annual meeting.

Participants in our Employee Capital Accumulation Program (ECAP)

If you hold shares of our common stock as a participant through our ECAP, which is the company's tax-qualified defined contribution plan, you may only join the annual meeting as a guest by selecting "Join Meeting Now" and then "Guest." Guests will not be allowed to vote or submit questions at the annual meeting. For information regarding how to vote if you are an ECAP participant, please see the question below titled *"How do I vote?"*

How can I submit questions pertinent to meeting matters?

You can submit questions pertinent to meeting matters at the virtual annual meeting only if you were a stockholder of record of the company at the close of business on the record date, or if you were a beneficial owner as of the record date and you registered in advance in accordance with the instructions in the question titled *"How can I join and participate in the virtual annual meeting?"*

If you wish to submit a question, you may log into the virtual annual meeting website at *www.meetnow.global/FCX2022* beginning 15 minutes prior to the start of the annual meeting and submit questions online. You also will be able to submit questions during the annual meeting at any point prior to adjournment of the meeting. To submit a question, you will need your control number. Once past the login screen, click on the "Q&A" tab at the top of the screen to submit your question.

In accordance with the rules of order, a copy of which will be available on the virtual annual meeting website, only questions pertinent to meeting matters will be answered. In the interest of fairness to all stockholders, the question and answer period will be limited to a total of twenty minutes and multiple questions submitted on the same topic will be summarized and responded to collectively. The chairman reserves the right to not address any questions that are repetitious, irrelevant to the company's business, related to pending or threatened litigation, derogatory in nature, related to personal grievances or otherwise inappropriate.

During the virtual annual meeting, we are committed to acknowledging each appropriate question in the order in which it was received. When submitting questions, stockholders should identify themselves and provide contact information in the event follow up is necessary. Each stockholder who submits a question will be identified before his or her question is answered. Any questions relevant to the business of the annual meeting that cannot be answered due to time constraints can be submitted to Freeport Investor Relations at the following email address: *ir@fmi.com*.

What if I have technical difficulties or trouble accessing the virtual annual meeting?

If you encounter technical difficulties accessing the virtual annual meeting or during the virtual annual meeting, please call Computershare at 888-724-2416 (Domestic) or +1 781-575-2748 (International).

What if I cannot join the virtual annual meeting?

You do not need to join the virtual annual meeting to vote. **Stockholders are encouraged to submit proxies and voting instructions in advance of the meeting by internet or phone, or by signing, dating and returning a proxy card (if received by mail) as early as possible to avoid any possible delays.** A replay of the virtual annual meeting, including the questions answered during the meeting, will be available at *fcx.com* after the virtual annual meeting for a period of 30 days.

Who is soliciting my proxy?

The board, on behalf of Freeport-McMoRan Inc., is soliciting your proxy to vote your shares of our common stock on all matters scheduled to come before our 2022 annual meeting of stockholders, whether or not you join and participate in the annual meeting. By completing, dating, signing and returning the proxy card or voting instruction form, or by submitting your proxy and voting instructions via the internet or phone, you are authorizing the proxy holders to vote your shares of our common stock at the annual meeting as you have instructed. **Stockholders are encouraged to submit proxies and voting instructions in advance of the meeting by internet or phone, or by signing, dating and returning a proxy card (if received by mail) as early as possible to avoid any possible delays.**

On what matters will I be voting? How does the board recommend that I cast my vote?

At our 2022 annual meeting, you will be asked to: (1) elect each of the eleven director nominees; (2) approve, on an advisory basis, the compensation of our named executive officers; and (3) ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2022.

The board unanimously recommends that you vote:

- **FOR** the election of each of the director nominees;
- **FOR** the approval, on an advisory basis, of the compensation of our named executive officers; and
- **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2022.

We do not expect any matters to be presented for action at our 2022 annual meeting other than the matters described in this proxy statement. However, by completing, dating, signing and returning a proxy card, or by submitting your proxy and voting instructions via the internet or phone, you will give to the persons named as proxies discretionary voting authority with respect to any other matter that may properly come before the annual meeting about which we did not have proper advance notice as required by our by-laws, and they intend to vote on any such other matter in accordance with their best judgment.

How many shares of common stock are eligible to be voted?

As of April 12, 2022, the record date for our 2022 annual meeting, we had 1,450,259,512 shares of common stock outstanding, each of which entitles the holder to one vote. A complete list of these stockholders will be available for examination by stockholders for the 10 days prior to the virtual annual meeting. To make arrangements to view the list, please contact Freeport Investor Relations at the following email address: *ir@fmi.com*. A list of stockholders of record as of the record date will also be available for examination by stockholders on the meeting website during the virtual annual meeting. Guests will not count toward the quorum.

How many shares of common stock must be present to hold the annual meeting?

Under Delaware law and our by-laws, the presence in person, including being deemed present in person by means of remote communication (i.e., virtually), or by proxy of a majority of the issued and outstanding shares of our common stock entitled to vote is necessary to constitute a quorum at our annual meeting. The inspector of election will determine whether a quorum is present at the annual meeting. If you are a beneficial owner (as defined below) of shares of our common stock and you do not instruct your bank, broker, trustee or other nominee how to vote your shares on any of the proposals, but your bank, broker, trustee or other nominee submits a proxy or otherwise votes your shares with respect to a discretionary matter (i.e., ratification of auditors), your shares will be counted as present at the annual meeting for purposes of determining whether a quorum exists; however, many banks, brokers, trustees and other nominees do not vote on discretionary items if voting instructions from the beneficial owner have not been received. **Beneficial owners are encouraged to submit voting instructions to their banks, brokers, trustees and other nominees so that their shares are counted for purposes of establishing a quorum.** In addition, stockholders of record who are present at the annual meeting, including being deemed present in person by means of remote communication (i.e., virtually) by logging in to the annual meeting as a stockholder of record using your control numbers, or by proxy, will be counted as present at the annual meeting for purposes of determining whether a quorum exists, whether or not such holder abstains from voting on any or all of the proposals.

How do I vote?

Regardless of whether you plan to join the virtual annual meeting, please promptly submit your proxy and voting instructions by internet, phone or mail as described herein. **Stockholders are encouraged to submit proxies and voting instructions in advance of the meeting by internet or phone, or by signing, dating and returning a proxy card (if received by mail), as early as possible to avoid any possible delays.**

Stockholders of Record

If your shares of our common stock are registered directly in your name with our transfer agent, Computershare, you are the stockholder of record of those shares and these proxy materials have been made available to you by us. You may submit your proxy and voting instructions by internet, phone or mail as further described below.

Your proxy, whether submitted via the internet, phone or mail, authorizes each of Richard C. Adkerson, Kathleen L. Quirk, Douglas N. Currault II and Monique A. Cenac as your proxies at our 2022 annual meeting, each with the power to appoint his or her substitute, to represent and vote your shares of our common stock as you directed, if applicable.



Internet
- Use the online website provided (*www.envisionreports.com/FCX*) to submit your proxy and voting instructions via the internet 24 hours a day, seven days a week through the virtual annual meeting on Thursday, June 9, 2022.
- Please have your notice of internet availability or your proxy card (if received by mail) available and follow the instructions to submit your proxy and voting instructions online. You will need to have the control number that appears on your notice of internet availability or your proxy card available.
- Alternatively, you may vote during the virtual annual meeting at *www.meetnow.global/FCX2022* by clicking on the "Vote" tab at the top of the screen and following the instructions provided on the screen. You will need to have the control number that appears on your notice of internet availability or proxy card available.



Phone (within the U.S., U.S. territories and Canada)
- Use the toll-free number provided (1-800-652-VOTE (8683)) to submit your proxy and voting instructions by phone 24 hours a day, seven days a week through the virtual annual meeting on Thursday, June 9, 2022.
- Please have your notice of internet availability or your proxy card (if received by mail) available and follow the instructions to submit your proxy and voting instructions by phone. You will need to have the control number that appears on your notice of internet availability or your proxy card available.



Mail – If you have received printed materials, complete, date, sign and detach your proxy card and return it in the postage-paid envelope provided.

If you submit your proxy and voting instructions via the internet or by phone, please do not mail your proxy card. The proxies will vote your shares of our common stock at the annual meeting as instructed, if applicable, by the latest dated proxy received from you, whether submitted via the internet or by phone or mail. To vote at the annual meeting, you will need your control number that appears on your notice of internet availability or your proxy card (if received by mail).

For a discussion of the treatment of a properly returned proxy card (if received by mail) that is signed and dated without voting instructions on any or all of the proposals, please see the question below titled *"What happens if I don't submit voting instructions for a proposal? What is discretionary voting? What is a broker non-vote?"*

Beneficial Owners

If your shares of our common stock are held in a stock brokerage account by a bank, broker, trustee, or other nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you by your bank, broker, trustee or other nominee that is considered the stockholder of record of those shares. As the beneficial owner, you have the right to direct your bank, broker, trustee or other nominee on how to vote your shares of our common stock via the internet or by phone if the bank, broker, trustee or other nominee offers these options or by completing, dating, signing and returning a voting instruction form. Your bank, broker, trustee or other nominee will send you instructions on how to submit your voting instructions for your shares of our common stock. For a discussion of the rules regarding the voting of shares held by beneficial owners, please see the question below titled *"What happens if I don't submit voting instructions for a proposal? What is discretionary voting? What is a broker non-vote?"*

If you are a beneficial owner and you want to join and participate in the annual meeting, please see the question above titled *"How can I join and participate in the virtual annual meeting?"* for information on how to register in advance.

Participants in our ECAP

If you hold shares of our common stock through our ECAP, which is the company's tax-qualified defined contribution plan, you may only submit your voting instructions for your shares of our common stock by mail. Accordingly, please complete, date, sign and detach your voting instruction form and return it in the postage-paid envelope provided to you. Upon receipt of the executed voting instruction form by Computershare (which will act as tabulating agent), the trustee will vote such shares of common stock as instructed by you. If no voting instructions are indicated on the voting instruction form or if the voting instruction form is not received by Computershare by 12:00 p.m. (Eastern Time) on Friday, June 3, 2022, the trustee will not vote the shares of common stock held by the trustee for your account, unless the trustee determines that the failure to vote such shares will violate the Employee Retirement Income Security Act of 1974, as amended. Because shares held by participants in our ECAP must be voted by the trustee, these shares may not be voted by you during the annual meeting; however, you can join the annual meeting as a guest.

What happens if I don't submit voting instructions for a proposal? What is discretionary voting? What is a broker non-vote?

If you are a stockholder of record and you properly submit a proxy and voting instructions via the internet, by phone or by mail, your shares of our common stock will be voted as you specify. If you are a stockholder of record who returns a proxy card (if received by mail) properly signed and dated, but you make no specifications on such proxy card, your shares of our common stock will be voted in accordance with the recommendations of the board, as provided above.

If you are a beneficial owner and you properly submit voting instructions to your bank, broker, trustee or other nominee holding shares of our common stock for you, your shares of our common stock will be voted as you specify. If you are a beneficial owner and you do not provide voting instructions to your bank, broker, trustee or other nominee holding shares of our common stock for you, your shares of our common stock will not be voted with respect to any proposal for which the stockholder of record does not have discretionary authority to vote. Rules of the NYSE determine whether proposals presented at stockholder meetings are "discretionary" or "non-discretionary." If a proposal is determined to be non-discretionary, your bank, broker, trustee or other nominee is not permitted under NYSE rules to vote on the proposal without receiving voting instructions from you. If a proposal is determined to be discretionary, your bank, broker, trustee or other nominee is permitted under NYSE rules to vote on the proposal without receiving voting instructions from you; however, many banks, brokers, trustees and other nominees do not vote on discretionary items if voting instructions from the beneficial owner have not been received. A "broker non-vote" occurs when a bank, broker, trustee or other nominee holding shares for a beneficial owner returns a valid proxy, but does not vote on a particular proposal because it does not have discretionary authority to vote on the matter and has not received voting instructions from the beneficial owner for whom it is holding shares.

Which proposals are considered "Discretionary" and which are considered "Non-discretionary"?

The classification of each proposal as discretionary or non-discretionary under the applicable rules is below. If you are a beneficial owner and you do not provide voting instructions on this proposal to your bank, broker, trustee or other nominee holding shares for you, your shares may still be voted with respect to the discretionary proposal (i.e. ratification of the appointment of our independent registered public accounting firm); however, many banks, brokers, trustees and other nominees do not vote on discretionary items if voting instructions from the beneficial owner have not been received. If you are a beneficial owner and you do not provide voting instructions on non-discretionary proposals to your bank, broker, trustee or other nominee holding shares for you, your shares will not be voted with respect to those proposals. Without your voting instructions, a broker non-vote will occur with respect to your shares on each non-discretionary proposal for which you have not provided voting instructions, if the shares are voted on any other proposal.

Proposal		Classification Under Applicable Rules
No. 1	Election of eleven directors	**Non-discretionary**
No. 2	Approval, on an advisory basis, of the compensation of our named executive officers	**Non-discretionary**
No. 3	Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2022	**Discretionary**

What vote will be required, and how will my votes be counted, to elect directors and to approve each of the other proposals discussed in this proxy statement?

Proposal	Voting Options	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of "Broker Non-Votes"
No. 1: Election of eleven directors	For, against or abstain for each nominee	Affirmative vote of a majority of votes cast[*] for each director nominee	No effect	No effect
No. 2: Approval, on an advisory basis, of the compensation of our named executive officers	For, against or abstain	Affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote thereon	Treated as votes against	No effect
No. 3: Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2022	For, against or abstain	Affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote thereon	Treated as votes against	N/A

[*] In uncontested elections, our directors are elected by the affirmative vote of the holders of a majority of the votes cast, meaning any nominee for director who receives a greater number of votes "against" his or her election than votes "for" such election will be required to promptly tender his or her resignation to the board. In contested elections (where the number of nominees exceeds the number of directors to be elected), our directors are elected by a plurality of shares of our common stock voted, meaning that the director nominees who receive the most votes will be elected. In contested elections, stockholders may vote "for" or "withhold" voting authority for each director nominee, and selecting "withhold" with respect to one or more director nominees will have no effect on the election of such nominees. In addition, broker non-votes will have no effect on the election of director nominees in contested elections.

Can I revoke or change my voting instructions after I deliver my proxy?

Yes. Your proxy, unless you are a participant in our ECAP, can be revoked or changed at any time before it is used to vote your shares of our common stock if you: (1) provide notice in writing to our corporate secretary before our 2022 annual meeting, (2) if you timely provide to us another proxy with a later date, or (3) if you are present at the annual meeting and vote at the annual meeting in accordance with the instructions contained in these proxy materials. You joining the annual meeting alone will not be enough to revoke your proxy.

Stockholders who are participants in our ECAP cannot vote at the annual meeting and must vote in accordance with instructions from the trustee. Subject to these qualifications, such participants may revoke or change their voting instructions by contacting the trustee; however, the voting instruction form, including any revocation or change to the voting instruction form, must be received by Computershare by 12:00 p.m. (Eastern Time) on Friday, June 3, 2022.

Who pays for soliciting proxies?

We pay all expenses incurred in connection with this solicitation of proxies to vote at our 2022 annual meeting. We have retained Innisfree M&A Incorporated, 501 Madison Avenue, 19th Floor, New York, New York 10022, for an estimated fee of $20,000, plus reimbursement of certain reasonable expenses, to assist in the solicitation of proxies and otherwise in connection with the annual meeting. We and our proxy solicitor will also request banks, brokers, trustees and other nominees holding shares of our common stock beneficially owned by others to send these proxy materials and the 2021 annual report to, and obtain voting instructions from, the beneficial owners and will reimburse such stockholders of record for their reasonable expenses in so doing. Solicitation of proxies by mail may be supplemented by phone, email and other electronic means, advertisements and personal solicitation by our directors, officers and employees. No additional compensation will be paid to directors, officers or employees for such solicitation efforts.

Could other matters be considered and voted upon at the annual meeting?

The board does not expect to bring any other matter before our 2022 annual meeting, and it is not aware of any other matter that may be considered at the annual meeting. In addition, pursuant to our by-laws, the time has elapsed for any stockholder to properly bring a matter before the annual meeting. However, if any other matter does properly come before the annual meeting, each of the proxy holders will vote any shares of our common stock, for which he or she holds a proxy to vote at the annual meeting, in his or her discretion.

What happens if the annual meeting is postponed or adjourned?

Unless a new record date is fixed, your proxy will still be valid and may be used to vote shares of our common stock at the postponed or adjourned annual meeting. You will still be able to change or revoke your proxy until it is used to vote your shares.

Where can I find the voting results of the annual meeting?

We will report the voting results in a Current Report on Form 8-K filed with the SEC within four business days of our annual meeting, a copy of which will also be available on our website at *fcx.com* under "Investors – Financial Information – SEC Filings."

2023 Stockholder Proposals

If you would like us to consider including a proposal in next year's proxy statement, you must comply with the requirements of the SEC and deliver it in writing to: *Corporate Secretary, Freeport-McMoRan Inc., 333 North Central Avenue, Phoenix, Arizona 85004* by December 22, 2022.

If you are an eligible stockholder, or group of stockholders, and would like us to consider including a proxy access director nomination in next year's proxy statement, you must comply with the requirements of our proxy access by-law and deliver the required notice and supporting materials in writing to: *Corporate Secretary, Freeport-McMoRan Inc., 333 North Central Avenue, Phoenix, Arizona 85004* by December 22, 2022.

If you would like to present a proposal or director candidate at the next annual meeting but do not wish to have it included in our proxy statement, you must comply with the specific procedural requirements in our by-laws and deliver it in writing to: *Corporate Secretary, Freeport-McMoRan Inc., 333 North Central Avenue, Phoenix, Arizona 85004* by March 11, 2023. Failure to comply with our by-law procedures and deadlines may preclude presentation of your proposal at our 2023 annual meeting.

In addition to satisfying the foregoing requirements under our by-laws, if you intend to solicit proxies in support of director nominees other than our nominees, you must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act and that is postmarked or transmitted electronically to our principal executive office no later than April 10, 2023.

If you would like a copy of the requirements or procedures described above, please contact our corporate secretary as provided above, or access our by-laws on our website at *fcx.com* under "About Us – Corporate Governance – Governance Documents." See "Board and Corporate Governance Matters – Communications with the Board – Director Candidates Submitted by Stockholders" for more information.

Annex A – Non-GAAP Financial Measures

Methodology Used to Calculate Certain AIP Metrics

Adjusted EBITDA Reconciliation

Calculated in accordance with the covenant calculation in our bank credit facility:

	2021 (in millions)	2020 (in millions)
Net income attributable to common stockholders	$ 4,306	$ 599
Depreciation, depletion and amortization	1,998	1,528
Interest expense, net	602	598
Income tax provision	2,300	944
Metals inventory adjustments	16	96
Net gain on sales of assets	(84)	(507)
Stock-based compensation and accretion	170	192
Non-cash impact of commodity hedging program	(27)	(12)
Loss on early extinguishment of debt	—	101
Other net charges[1]	653	426
Net income attributable to noncontrolling interests	1,059	266
Consolidated Adjusted EBITDA[2]	**$10,993**	**$4,231**

(1) Primarily includes adjustments to reclamation liabilities at PT-FI ($340 million), charges for PT-FI historical contested tax matters ($209 million), net adjustments to environmental obligations ($41 million) and nonrecurring labor-related charges at Cerro Verde ($92 million). These charges were partly offset by net credits primarily associated with refunds of Arizona transaction privilege taxes related to purchased electricity ($27 million) and adjustments to prior-period profit sharing at Cerro Verde ($26 million).

(2) Adjusted EBITDA is a non-GAAP financial measure that is frequently used by securities analysts, investors, lenders and others to evaluate companies' performance, including, among other things, profitability before the effect of financing and similar decisions. Because securities analysts, investors, lenders and others use Adjusted EBITDA, management believes that our presentation of Adjusted EBITDA affords them greater transparency in assessing our financial performance. Adjusted EBITDA should not be considered as a substitute for measures of financial performance prepared in accordance with GAAP. Adjusted EBITDA may not necessarily be comparable to similarly titled measures reported by other companies, as different companies calculate such measures differently.

Consolidated Unit Net Cash Costs Calculation

Determined using the "by-product" method, as reported in our annual report on Form 10-K. Under this method, gold, molybdenum and other metal revenues at copper mines are reflected as credits against site production and delivery costs. Our calculation excludes noncash and other costs, including stock-based compensation costs, start-up costs, inventory adjustments, long-lived asset impairments, restructuring and/or unusual charges.

Other Non-GAAP Financial Measures

Net Debt

Net debt, which we define as consolidated debt less consolidated cash and cash equivalents, is intended to provide investors with information related to the performance-based payout framework in our financial policy, which requires achievement of a net debt target in the range of $3 billion to $4 billion (excluding project debt for additional smelting capacity at PT-FI). This information differs from consolidated debt determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for consolidated debt determined in accordance with U.S. GAAP. Our net debt follows, which may not be comparable to similarly titled measures reported by other companies.

	2021 (in millions)	2020 (in millions)
Current portion of debt	$ 372	$ 34
Long-term debt, less current portion	9,078	9,677
Consolidated debt	9,450[1]	9,711
Less: consolidated cash and cash equivalents	8,068	3,657
Net debt	**$1,382**	**$6,054**

(1) Includes $432 million, net of debt issuance costs, for the PT-FI Term Loan.

Annex B – Calculation of Grant Date Fair Value of RSUs and PSUs

Award Type	Grant Date	Grant Date Fair Value per Unit	Fair Value Determination and Assumptions
RSUs	02/02/21	$28.14	Based on grant date closing price

PSUs	02/02/21	$30.87	Based on grant date closing price ($28.14), adjusted for the fair value of the TSR modifier, as follows:
			• Fair value of TSR modifier: $2.73, determined using the Monte-Carlo valuation model with the following assumptions:
			    • Risk-free interest rate of 0.18% (assumed to equal the yield on an approximate three-year treasury bond on the grant date)
			    • Expected volatility for the company's stock price of 55.44% (based on historical volatility for the approximate three-year period preceding the grant date.)

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